As filed with the Securities and Exchange Commission on October 2, 2007
Registration No. 333-145588

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pre-Effective Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORION MARINE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1600	26-0097459
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

12550 Fuqua
Houston, Texas 77034
(713) 852-6500
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive officers)

J. Michael Pearson
President and Chief Executive Officer
12550 Fuqua, Houston, Texas 77034
(713) 852-6500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies Requested to:

Kyle K. Fox, Esq.
Vinson & Elkins, LLP
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746
Telephone: (512) 542-8539
Fax: (512) 236-3340

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Securities	Amount to be	Offering Price	Aggregate	Registration
to be Registered	Registered	per Share(1)	Offering Price	Fee
Common stock, par value $0.01 per share	20,949,196	$13.50	$282,814,146	$8,683

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) under the Securities Act. No exchange or over-the-counter-market exists for the registrant’s common stock; however, shares of the registrant’s common stock issued to qualified institution buyers, non-U.S. persons pursuant to Regulation S under the Securities Act and accredited investors in connection with its May 2007 private equity placement are eligible for the PORTAL Market®. The last sale of shares of the registrant’s common stock that was eligible for PORTAL, of which the registrant is aware, occurred on September 25, 2007 at a price of $14.05.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities many not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 20, 2007

PROSPECTUS

20,949,196 Shares
Common Stock

Orion Marine Group, Inc. is a leading marine specialty contractor serving the heavy civil marine infrastructure market. We provide a broad range of marine construction and specialty services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. We serve as general contractor on substantially all of our projects, self-perform in excess of 85% of our work and provide our services almost exclusively on a fixed-cost basis to both government and private industry clients.

This prospectus relates to up to 20,949,196 shares of our common stock which may be offered for sale by the selling shareholders named in this prospectus. The selling shareholders acquired the shares of common stock offered by this prospectus in private equity placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling shareholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling shareholders or alternatively through underwriters or broker dealers or agents. Please read “Plan of Distribution.”

There is no current market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “OMGI.” Based on the range of prices at which our shares have traded on the PORTAL Market, we expect that prior to the time our common stock is quoted on the Nasdaq Global Market, purchases and sales of our common stock will occur at prices between $14.05 and $15.00 per share, if any shares are sold. Following the date of this prospectus, we anticipate that our shares will be listed on Nasdaq and that the selling shareholders may sell all or a portion of their shares from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the prevailing market price or at negotiated prices.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 10 for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2007.

(IMAGE)

You should rely on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. Neither we nor the selling shareholders have authorized anyone to provide you with different information. The shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

NOTICE TO INVESTORS

Restrictions on Foreign Ownership

Certain U.S. maritime laws, including the Foreign Dredge Act of 1906, 46 U.S.C. section 55109, as amended (the “Dredging Act”), the Merchant Marine Act of 1920, 46 U.S.C. section 55101, et seq., as amended (the “Jones Act”), the Shipping Act of 1916, 46 U.S.C. section 50501, as amended (the “Shipping Act”) and the U.S. vessel documentation laws set forth in 46 U.S.C. section 12101, et seq., as amended (the “Vessel Documentation Act”), prohibit foreign ownership or control of persons engaged in transporting merchandise or passengers or dredging in the navigable waters of the U.S. A corporation is considered to be foreign owned or controlled if, among other things, 25% or more of the ownership or voting interests with respect to its equity stock is held by non-U.S. citizens. If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade or dredging activities within U.S. domestic waters. To facilitate our compliance, our organizational documents:

•	limit ownership by non-U.S. citizens of any class or series of our capital stock (including our common stock) to 23%;

•	permit us to withhold dividends and suspend voting rights with respect to any shares held by non-U.S. citizens;

•	permit us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner is a U.S. citizen;

•	permit us to redeem any shares held by non-U.S. citizens so that our foreign ownership is less than 23%; and

•	permit us to take measures to ascertain ownership of our stock.

You may be required to certify whether you are a U.S. citizen before purchasing or transferring our common stock. If you or a proposed transferee cannot make such certification, or a sale of stock to you or a transfer of your stock would result in the ownership by non-U.S. citizens of 23% or more of our common stock, you may not be allowed to purchase or transfer our common stock. All certificates representing the shares of our common stock will bear legends referring to the foregoing restrictions.

MARKET DATA

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 10 of this prospectus and the financial statements and related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “Orion,” “the company,” “we,” “our,” and “us” refer to Orion Marine Group, Inc. and its subsidiaries taken as a whole.

About Orion

We are a leading marine specialty contractor serving the heavy civil marine infrastructure market. We provide a broad range of marine construction services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. Our customers are federal, state and municipal governments as well as private commercial and industrial enterprises. We are headquartered in Houston, Texas.

We act as a single-source, turnkey solution for our customers’ marine contracting needs. Our heavy civil marine construction services include marine transportation facility construction, dredging, repair and maintenance, bridge building and marine pipeline construction, as well as specialty services. Our specialty services include salvage, demolition, diving and underwater inspection, excavation and repair. While we bid on projects up to $50.0 million, during 2006 our average revenue per project was between $1.0 million and $3.0 million. Projects we bid on can take up to 36 months to complete, but the typical duration of our projects is from three to nine months. In 2006, we provided 99% of our services under fixed-price contracts, measured by revenue, and we self-performed over 85% of our work, measured by cost.

We focus on selecting the right projects on which to work, controlling the critical path items of a contract by self-performing most of the work, managing the profitability of a contract by recognizing change order opportunities and rewarding project managers for outperforming the estimated costs to complete projects. We use state-of-the-art, scalable enterprise-wide project management software to integrate functions such as estimating project costs, managing financial reporting and forecasting profitability.

Our revenue grew from $101.4 million in 2003 to $183.3 million in 2006, a compounded annual growth rate (“CAGR”) of 21.8%, substantially all of which was organic. During that same period, our EBITDA grew from $15.3 million in 2003 to $33.0 million in 2006, a CAGR of 29.2%, and our income available to common shareholders increased from $4.9 million in 2003 to $10.3 million in 2006, a CAGR of 28.1%. For an explanation of EBITDA and a reconciliation of EBITDA to net income calculated and presented in accordance with generally accepted accounting principles, or GAAP, please see “Summary Consolidated Financial Data — Non-GAAP Financial Measures.”

Our growth has been driven by our ability to capitalize on increased infrastructure spending in our markets across our scope of operations. This increased spending has caused shortages of specialized equipment and labor, creating a favorable bidding environment for heavy civil marine projects. We believe that the demand for our infrastructure services has been, and will continue to be, driven and funded primarily by a wide variety of factors and sources including the following:

•	increasing North American freight capacity / port and channel expansion and maintenance;

•	deteriorating conditions of U.S. intracoastal waterways and bridges;

•	historic federal transportation funding bill;

•	robust cruise industry activity;

•	continuing U.S. base realignment and closure program;

•	strong oil and gas capital expenditures;

•	ongoing U.S. coastal and wetland restoration and reclamation; and

•	recurring hurricane restoration and repair.

We believe the diversity of industry drivers and funding sources that affect our market as well as our ability to provide a broad range of services result in a less volatile revenue stream year-to-year.

At June 30, 2007, our backlog was approximately $120.6 million, compared with $112.3 million at June 30, 2006. Given the typical duration of our contracts, which ranges from three to nine months, our backlog at any point in time usually represents only a portion of the revenue that we expect to realize during a twelve month period. In addition to our backlog, we also have a substantial number of projects in negotiation or pending award at any given time. At June 30, 2007, we were in negotiation or pending award for approximately $14.6 million in new contracts we expect to be awarded; however, there can be no assurances that the negotiations will be successful or that these contracts will be executed and added to backlog. We expect to continue to grow our business organically, as well as selectively consider strategic acquisitions that improve our market position within our existing markets, expand our geographic footprint and increase our portfolio of services.

As of June 30, 2007, we employed a workforce of 867 people, many of whom occupy highly skilled positions. None of our employees are members of a union. Our workforce is supported by a large fleet of specialty equipment, substantially all of which we own. We have built much of our most highly specialized equipment, including many of our dayboats, tenders and dredges, and we provide maintenance and repair service to our entire fleet. Our fleet is highly mobile, which enables us to easily relocate our specialized equipment to and across all of the regions that we serve.

On May 31, 2007, we completed a private placement of 20,949,196 shares of our common stock at a sale price of $13.50 per share to qualified institutional buyers, non-U.S. persons and accredited investors (the “2007 Private Placement”). The registration statement of which this prospectus is a part is being filed pursuant to the requirements of the registration rights agreement that we executed in connection with the 2007 Private Placement. We received net proceeds of approximately $261.5 million (after purchaser’s discount and placement fees) from the 2007 Private Placement. We used approximately $242.0 million of the net proceeds to purchase and retire all of our outstanding preferred stock and 16,053,816 shares of our common stock from our former principal stockholders. The remaining net proceeds of $19.5 million from the 2007 Private Placement are being used for working capital and general corporate purposes. In connection with the 2007 Private Placement, we entered into employment agreements and transaction bonus agreements with our executive officers and certain key employees. Under the agreements, we granted an aggregate of 26,426 shares of common stock, granted options to acquire an aggregate of 327,357 shares of common stock, and made an aggregate of $2.2 million in cash payments.

History

We were founded in 1994 as a marine construction project management business. Initially, we performed work along the continental U.S. coastline, as well as in Alaska, Hawaii and the Caribbean Basin, and our revenue grew to $14.4 million in 1996.

To improve our financial and competitive position, we decided in 1997 to expand beyond the project management business by establishing fixed geographic operating bases. Between 1997 and 2003 we invested approximately $30.0 million in four acquisitions to broaden our operating capabilities and geographic footprint, and our revenue grew to $101.4 million in 2003.

In October 2004, we were acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders. Our former principal stockholders provided incremental financial and strategic resources necessary for our continued success, including implementing stock based compensation, transitioning senior leadership and establishing standardization of systems and more scalable internal systems, such as project control systems.

In September 2006, we acquired the assets of F. Miller Construction, based in Lake Charles, Louisiana, to serve as a platform for expansion within Louisiana and other Gulf Coast markets. F. Miller Construction was originally founded in 1932 and performs specialty marine construction projects, bridge construction projects, and complex sheet pile installations for both government and private industry customers.

Competitive Strengths

We believe we have the following competitive strengths:

Breadth of Capabilities.  Unlike many of our competitors, we provide a broad range of marine construction services for our customers. These services include marine transportation facility construction, dredging, repair and maintenance, bridge building and marine pipeline construction, as well as specialty services. Our specialty services include salvage, demolition, diving and underwater inspection, excavation and repair. By offering a breadth of services, we act as a single-source provider with a turnkey solution for our customers’ marine contracting needs. We believe this distinguishes us from smaller, local competitors, giving us an advantage in competitive bidding for certain projects. Furthermore, we believe our broad service offering and ability to complete smaller projects strengthens our relationships with our customers.

Experienced Management Team.  Our executive officers and senior project managers have an average of 28 years of experience in the heavy civil construction industry, an average of 26 years of experience in the heavy civil marine infrastructure industry and an average of 18 years of experience with us and our predecessor companies. Our strong management team has driven operational excellence for us, as demonstrated by our high organic growth, disciplined bidding process and what we believe to be leading industry margins. We believe our management has fostered a culture of loyalty, resulting in high employee retention rates.

High Quality Fleet and Marine Maintenance Facilities.  Our fleet, substantially all of which we own, consists of over 260 vessels of specialized equipment, including 55 spud barges and material barges, five major cutter suction dredges, three portable dredges, and 49 tug boats and push boats. In addition, we have over 215 cranes and other large pieces of equipment, including 48 crawler cranes and hydraulic cranes, as well as numerous pieces of smaller equipment.

We are capable of building, and have built, much of our highly specialized equipment and we provide maintenance and repair service to our entire fleet. For example, we recently manufactured our newest dredge, which can operate on either diesel fuel or electric power, allowing us to complete projects with specified limits on nitrogen oxide (NOX) emissions, an increasingly common specification on our projects. Because some of our equipment operates 24 hours a day, seven days a week, it is essential that we are able to minimize equipment downtime. We strive to minimize downtime by operating our own electrical, mechanical and machine shops, stocking long-lead spares and staffing maintenance teams on-call 24 hours a day, seven days a week to handle repair emergencies. We also own and maintain dry dock facilities, which reduce our equipment downtime and dependence on third party facilities. Our primary field offices in Channelview, Texas, Port Lavaca, Texas, and Tampa, Florida, are all located on waterfront properties and allow us to perform repair and maintenance activities on our equipment and to mobilize and demobilize equipment to and from our projects in a cost efficient manner.

Financial Strength /Conservative Balance Sheet.  Financial strength is often an important consideration for many customers in selecting infrastructure contractors and directly affects our bonding capacity. In 2006, approximately 69% of our projects, measured by revenue, required some form of bonding. As of December 31, 2006, we had cash on hand of $18.6 million and senior debt of $25.0 million, resulting in a net debt position of $6.4 million. Most of our competitors are smaller, local companies with limited bonding capacity. We believe our financial strength and bonding capacity allow us to bid multiple projects and larger projects that most of our competitors may not be able to bond.

Self-Performance of Contracts.  In 2006, we self-performed over 85% of our marine construction and dredging projects, measured by cost. By self-performing our contracts, we believe we can more effectively manage the costs and quality of each of our projects, thereby better serving our customers and increasing our profitability. Our breadth of capabilities and our high quality fleet give us the ability to self-perform our contracts, which we believe distinguishes us from many of our competitors, who will often subcontract significant portions of their projects.

Project Selection and Bidding Expertise.  Our roots as a project management business have served us well, creating a project management culture that is pervasive throughout our organization. We focus on selecting the right projects on which to bid, controlling the critical path items of a contract by self-performing the work and managing the contract profitably by appropriately structuring rewards for project managers and recognizing change order opportunities, which generally allow us to increase revenue and realize higher margins on a project. Our intense focus on profitably executing contracts has resulted in only a small number of unprofitable contracts since our founding. We use state-of-the-art, scalable enterprise-wide project management software to integrate functions such as estimating project costs, managing financial reporting and forecasting profitability.

Strong Regional Presence.  We are a market leader in most of our primary markets. We believe our operations are strategically located to benefit from favorable industry trends, including increasing port expansion and maintenance, highway funding, oil and gas expenditures, coastal restoration and hurricane restoration and repair activity. For example, the Port of Houston, one of the largest ports in the U.S., and the Port of Tampa and their adjacent private industry customers generate both new marine construction and annual maintenance of existing dock facilities. In addition, the Texas Gulf Coast does not have any natural deep water ports, requiring all of its channels and ports to depend significantly on maintenance dredging, which is a significant source of recurring revenue. Our strong regional presence allows us to more efficiently deploy and mobilize our equipment throughout the areas in which we operate.

Growth Strategy

We intend to use the following strategies to increase revenue:

Expand and Fill in Our Service Territory.  We intend to continue to grow our business by seeking opportunities in other geographic markets by establishing a physical presence in new areas through selective acquisitions or greenfield expansions. Over the last several years, we have successfully expanded our services into Florida, the Caribbean Basin and Louisiana through strategic acquisitions. We have also pursued greenfield growth opportunities on the Atlantic Seaboard by opening a Jacksonville, Florida office and on the Gulf Coast by opening a Corpus Christi, Texas office. We believe that the establishment of a geographic base improves our returns within a given market, reducing mobilization and demobilization costs, improving and increasing capacity utilization and improving work force economics and morale. We focus on establishing bases in markets with solid, long-term fundamentals. In particular, in the near-term we intend to establish additional operating bases in two geographic regions: along the Gulf Coast between Texas and Florida and along the Atlantic Seaboard, working north from Florida to the Chesapeake Bay. In the longer term, we intend to establish a presence in the Mississippi River System, on the West Coast of the U.S. and on the New England Coast of the U.S.

Pursue Strategic Acquisitions.  We intend to evaluate acquisition opportunities in parallel with our greenfield expansion. Our strategy will include timely and efficient integration of such acquisitions into our culture, bidding process and internal controls. We believe that attractive acquisition candidates are available due to the highly fragmented and regional nature of the industry, high cost of capital for equipment and the desire for liquidity among an aging group of existing business owners. We believe our financial strength, industry expertise and experienced management team will be attractive to acquisition candidates.

Continue to Capitalize on Favorable Long-Term Industry Trends.  Our growth has been driven by our ability to capitalize on increased infrastructure spending across the multiple end-markets we serve including port infrastructure, government funded projects, transportation, oil and gas, and environmental restoration markets. We believe these long-term industry trends, described in more detail in “Business — Industry Overview,” have significantly contributed to the funding and demand for our infrastructure services. This increased spending has caused shortages of specialized equipment and labor, creating a favorable bidding environment for heavy civil marine projects. We believe we are well-positioned to continue to benefit from these long-term industry trends.

Continue to Enhance Our Operating Capabilities.  Since our inception, we have focused on pursuing technically complex projects where our specialized services and equipment differentiate us from our competitors. Our breadth of services and ability to self-perform a high percentage of our projects has enabled us to better and more cost-effectively serve our customers’ needs. We intend to continue to enhance our operating capabilities across all of our present and future markets in order to better serve our customers and further differentiate ourselves from our competitors.

Risk Factors

You should carefully consider all of the information contained in this prospectus prior to investing in the common stock. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 10 for a discussion of risks and uncertainties relating to our business and an investment in our common stock.

Corporate Information

We were founded in 1994. We are a Delaware corporation. On October 14, 2004, we were acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders. In May 2007, substantially all of our current stockholders purchased our stock in the 2007 Private Placement. Our principal executive offices are located at 12550 Fuqua, Houston, Texas 77034. Our website is www.orionmarinegroup.com, and our main telephone number is (713) 852-6500.

THE OFFERING

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the common stock, see “Description of Capital Stock.”

Common stock offered by selling shareholders(1)	20,949,196 shares

Common stock outstanding after the offering	21,565,324 shares

Dividend policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.

Listing and Trading	We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “OMGI.”

Risk factors	For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 10.

(1)	See “Selling Shareholders” for more information on the selling shareholders. Currently represents all outstanding shares of our common stock except for 26,426 shares of our common stock granted to certain of our executive officers and key employees in May 2007 and 589,702 shares of our common stock granted to certain of our executive officers and key employees pursuant to our 2005 Stock Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our summary consolidated financial information for the periods represented. The financial data as of and for each of the three years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Grant Thornton LLP. The financial data as of and for the two years in the period ended December 31, 2003 has been derived from the audited consolidated financial statements and notes thereto of Orion Marine Group Holdings Inc., our parent entity prior to the 2004 acquisition. The share and per share financial data presented below has been adjusted to give effect to the 2.23 for one reverse split of our common stock that we effected on May 17, 2007 in connection with the 2007 Private Placement.

On October 14, 2004, we were acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders. For accounting purposes, our company as it existed until the time we were acquired by Hunter Acquisition Corp. is referred to as our “Predecessor” and our company as it has existed since the acquisition is referred to as our “Successor.” Concurrent with the acquisition and in accordance with GAAP, we wrote up the value of our assets to their current market value (as determined by appraisals for certain of our assets, such as equipment and land) at the time of the transaction. The result of this write up increased the book value of our assets and the associated depreciation expense. Therefore, depreciation expense for our Predecessor was less than depreciation expense for our Successor. Additionally, certain expenses related to the maintenance and repair of our equipment and other items directly attributable to contract revenues were classified as selling, general and administrative expenses and other (income) loss for each of the two years in the period ended December 31, 2003. Beginning January 1, 2004 through December 31, 2006, these same expenses were classified as cost of contract revenues. Consequently, the cost of contract revenues, selling, general, and administrative expenses, and other (income) loss for each of the two years ended December 31, 2003 are not comparable to the cost of contract revenues, selling, general, and administrative expenses, and other (income) loss for the periods beginning January 1, 2004 through December 31, 2006.

Historical results are not necessarily indicative of results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The following table includes the non-GAAP financial measure of EBITDA. For a definition of EBITDA and a reconciliation to net income calculated and presented in accordance with GAAP, please see “— Non-GAAP Financial Measures.”

	Predecessor			Successor
			January 1	October 14
	Year Ended		to	to	Year Ended		Six Months Ended
	December 31,		October 13	December 31,	December 31,		June 30,
	2002	2003	2004	2004	2005	2006	2006	2007
							(Unaudited)	(Unaudited)
	(In thousands, except for share and per share data)

Statement of Operations Data:
Contract revenues	$106,793	$101,369	$97,989	$32,570	$167,315	$183,278	$82,124	$89,772
Cost of contract revenues	80,149	77,354	79,185	30,065	145,740	144,741	68,614	69,182

Gross profit	26,644	24,015	18,804	2,505	21,575	38,537	13,510	20,590
Selling, general and administrative expenses	15,478	16,376	7,752	1,611	10,685	18,225	5,840	11,368

Operating income	11,166	7,639	11,052	894	10,890	20,312	7,670	9,222
Interest expense, net	310	282	24	446	2,179	1,755	950	279
Other (income) loss, net	(605)	(1,030)	(52)	(237)	(405)	(886)	(368)	(20)

Income before income taxes	11,461	8,387	11,080	685	9,116	19,443	7,088	8,963
Income tax expense	4,621	3,508	4,378	266	3,805	7,040	2,568	3,397

Net income	6,840	4,879	6,702	419	5,311	12,403	4,520	5,566
Preferred dividends	—	—	—	460	2,100	2,100	1,042	777

Income (loss) available to common shareholders	$6,840	$4,879	$6,702	$(41)	$3,211	$10,303	$3,478	$4,789

Adjusted Per Common Share Data(2):
Net income per share
Basic	$74.35	$50.25	$69.02	$—	$0.20	$0.65	$0.22	$0.28
Diluted	$74.35	$50.25	$69.02	—	$0.20	$0.63	$0.21	$0.27
Weighted average shares outstanding
Basic	92,000	97,100	97,100	15,695,067	15,706,960	15,872,360	15,777,884	17,254,063
Diluted	92,000	97,100	97,100	15,695,067	16,135,211	16,407,250	16,383,194	17,990,674
Other Financial Data:
EBITDA(1)	$17,550	$15,318	$16,544	$3,091	$22,331	$33,003	$13,832	$15,562
Capital expenditures	5,003	7,044	8,407	2,383	9,149	11,931	4,806	3,941
Cash interest expense	325	282	150	263	2,146	3,453	1,218	820
Depreciation and deferred financing cost amortization	5,779	6,649	5,440	1,960	11,036	11,805	5,794	6,320
Net cash provided by operating activities	11,900	15,591	8,193	3,262	11,618	32,475	11,967	1,884
Net cash (used in) investing activities	(14,273)	(6,809)	(6,634)	(61,654)	(5,431)	(11,987)	(4,578)	(2,407)
Net cash provided by (used in) financing activities	4,682	(5,476)	(1,055)	66,094	(6,244)	(9,572)	(2,568)	(2,103)

	Predecessor		Successor
	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
						(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$5,114	$8,420	$7,701	$7,645	$18,561	$15,935
Working capital	6,478	7,775	11,475	14,729	12,970	23,096
Total assets	54,448	53,711	113,739	114,626	125,072	123,138
Total debt	11,556	5,965	40,489	34,548	25,000	3,095
Total stockholders’ equity	27,045	32,039	35,419	40,730	53,239	78,877

(1)	For an explanation of EBITDA and a reconciliation of EBITDA to net income calculated and presented in accordance with generally accepted accounting principles, or GAAP, please see “— Non-GAAP Financial Measures.”

(2)	The share and per share financial data presented for successor periods have been adjusted to give effect to the 2.23 for one reverse split of our common stock that we effected on May 17, 2007 in connection with the 2007 Private Placement. The substantial difference in weighted average shares between the Predecessor and Successor Periods results from the acquisition of our company by our former principal stockholders.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure of EBITDA. We define EBITDA as net income before interest, income taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

EBITDA is not a presentation made in accordance with GAAP. EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations. Because EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA has important limitations as an analytical tool, and you should not consider it in isolation.

The following table provides a reconciliation of EBITDA to our net income for the periods indicated as calculated and presented in accordance with GAAP:

	Predecessor			Successor
			January 1	October 14
	Year Ended		to	to	Year Ended		Six Months Ended
	December 31,		October 13	December 31,	December 31,		June 30,
	2002	2003	2004	2004	2005	2006	2006	2007
							(Unaudited)	(Unaudited)
	(In thousands)

Net income	$6,840	$4,879	$6,702	$419	$5,311	$12,403	$4,520	$5,566
Income tax expense	4,621	3,508	4,378	266	3,805	7,040	2,568	3,397
Interest expense, net	310	282	24	446	2,179	1,755	950	279
Deferred financing cost	—	—	24	41	171	171	86	92
Depreciation and amortization	5,779	6,649	5,416	1,919	10,865	11,634	5,708	6,228

EBITDA	$17,550	$15,318	$16,544	$3,091	$22,331	$33,003	$13,832	$15,562

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. If that occurs, the value of our common stock could decline and you could lose some or all of your investment.

Risk Factors Relating to Our Business

We may be unable to obtain sufficient bonding capacity for our contracts and the need for performance and surety bonds may adversely affect our business.

We are generally required to post bonds in connection with our contracts to ensure job completion if we were to fail to finish a project. During the year ended December 31, 2006, approximately 69% of our projects, measured by revenue, required us to post a bond. We have entered into a bonding agreement with Liberty Mutual Surety of America (“Liberty”) pursuant to which Liberty acts as surety, issues bid bonds, performance bonds and payment bonds, and obligates itself upon other contracts of guaranty required by us in the day-to-day operations of our business. However, Liberty is not obligated under the bonding agreement to issue bonds for us. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain customers, or increase our letter of credit utilization in lieu of bonds, thereby reducing availability under our credit facility. In addition, the conditions of the bonding market may change, increasing our costs of bonding or restricting our ability to get new bonding which could have a material adverse effect on our business, operating results and financial condition.

Our business depends on key customer relationships and our reputation in the heavy civil marine infrastructure market, which is developed and maintained by our key project managers. Loss of any of our relationships, reputation or key project managers would materially reduce our revenues and profits.

Our contracts are typically entered into on a project-by-project basis, so we do not have continuing contractual commitments with our customers beyond the terms of the current contract. We benefit from key relationships with certain general and construction contractors in the heavy civil marine infrastructure industry. We also benefit from our reputation in the heavy civil marine infrastructure market developed over years of successfully performing on projects. Both of these aspects of our business were developed and are maintained through our chief executives and key project managers. We do not maintain key person life insurance policies on any of our employees. Our inability to retain our chief executives and key project managers would have a material adverse affect on our current customer relationships and reputation. The inability to maintain relationships with these customers or obtain new customers based on our reputation could have a material adverse effect on our business, operating results and financial condition.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business.

Our future success depends on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management, procurement, project controls, finance and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. Many companies in our industry are currently experiencing shortages of qualified personnel, and we may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. In addition, certain of our employees hold licenses and permits under which we operate. The loss of any such employees could result in our inability to operate under such licenses and permits, which could adversely affect our operations until replacement licenses or permits are obtained. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, operating results or financial condition.

We could lose money if we fail to accurately estimate our costs or fail to execute within our cost estimates on fixed-price, lump-sum contracts.

Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and execute our projects at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover any cost overruns. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other changes that may occur over the contract period. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, we may incur losses or the project may not be as profitable as we expected. In addition, we are sometimes required to incur costs in connection with modifications to a contract (change orders) that may be unapproved by the customer as to scope and/or price, or to incur unanticipated costs, including costs for customer-caused delays, errors in specifications or designs, or contract termination, that we may not be able to recover. These, in turn, could have a material adverse effect on our business, operating results and financial condition. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, such as:

•	failure to properly estimate costs of engineering, material, equipment or labor;

•	unanticipated technical problems with the structures or services being supplied by us, which may require that we spend our own money to remedy the problem;

•	project modifications creating unanticipated costs;

•	changes in the costs of equipment, materials, labor or subcontractors;

•	our suppliers’ or subcontractors’ failure to perform;

•	difficulties in our customers obtaining required governmental permits or approvals;

•	changes in local laws and regulations;

•	delays caused by local weather conditions; and

•	exacerbation of any one or more of these factors as projects grow in size and complexity.

These risks increase if the duration of the project is long-term because there is an elevated risk that the circumstances upon which we based our original bid will change in a manner that increases costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

We may incur higher costs to acquire, manufacture and maintain equipment necessary for our operations.

We have traditionally owned most of the equipment used in our projects, and we do not bid on contracts for which we do not have, or cannot quickly procure, whether through construction, acquisition or lease, the necessary equipment. We are capable of building much of the specialized equipment used in our projects, including dayboats, tenders and dredges. To the extent that we are unable to buy or build equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of completing contracts. In addition, our equipment requires continuous maintenance, which we provide through our own repair facilities and dry docks, as well as certification by the U.S. Coast Guard. If we are unable to continue to maintain the equipment in our fleet or unable to obtain the requisite certifications, we may be forced to obtain third-party repair services or unable to use our uncertified equipment or be unable to bid on contracts, which could have a material adverse effect on our business, operating results and financial condition.

In addition, our vessels may be subject to arrest/seizure by claimants as security for maritime torts committed by the vessel or us or the failure by us to pay for necessaries, including fuel and repair services, which were furnished to the vessel. Such arrest/seizure could preclude the vessel from working, thereby causing delays in marine construction projects.

The timing of new contracts may result in unpredictable fluctuations in our cash flow and profitability. These factors as well as others that may cause our actual financial results to vary from any publicly disclosed earnings guidance and forecasts are outside of our control.

A substantial portion of our revenues is derived from project-based work. It is generally very difficult to predict the timing and location of awarded contracts. The selection of, timing of or failure to obtain projects, delays in awards of projects, the rebidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing and other contingencies that may delay or result in termination of projects. This can present difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, resulting in unpredictability in our cash flow, expenses and profitability. If an expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Delays by our customers in obtaining required approvals for their infrastructure projects may delay their awarding contracts for those projects and, once awarded, the ability to commence construction under those contracts. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facilities. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period. From time-to-time we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. These numerous assumptions may be impacted by these factors as well as others that are beyond our control and might not turn out to be correct.

We depend on continued federal, state and local government funding for marine infrastructure. A reduction in government funding for marine construction or maintenance contracts can materially reduce our results of operations.

For the year ended December 31, 2006, approximately 72% of our revenue was attributable to contracts with federal, state or local agencies or with companies operating under contracts with federal, state or local agencies. Our operations depend on project funding by various government agencies and are adversely affected by decreased levels of, or delays in, government funding. A substantial portion of our business depends on federal funding of the Army Corps of Engineers (the “Corps of Engineers”), which declined in 2003 and 2004. A future decrease in government funding in any of our geographic markets could result in intense competition and pricing pressures for projects that we bid on in the future. As a result of competitive bidding and pricing pressures, we may be awarded fewer projects, which could have a material adverse effect on our business, operating results and financial condition.

A significant portion of our business is based on government contracts. Our operating results may be adversely affected by the terms of the government contracts or our failure to comply with applicable terms.

Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. As a result of our government contracting and subcontracting, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes. We may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. In addition, government customers typically can terminate or modify any of their contracts with us at their convenience, and certain government agencies may claim immunity from suit to recover disputed contract amounts. If our government contracts are terminated for any reason, or if we are suspended from government work, we could suffer a significant reduction in expected revenue which could have a material adverse effect on our business, operating results and financial condition.

We derive a significant portion of our revenues from a small group of customers. The loss of one or more of these customers could negatively impact our business, operating results and financial condition.

Our customer base is highly concentrated. Our top five customers accounted for approximately 59%, 50% and 56% of our revenues for fiscal 2006, 2005 and 2004, respectively. We have three customers that represented greater than 10% of revenues for fiscal 2006, two customers for fiscal 2005 and two customers for fiscal 2004.

We believe that we will continue to rely on a relatively small group of customers for a substantial portion of our revenues for the foreseeable future. We may not be able to maintain our relationships with our significant customers. The loss of, or reduction of our sales to, any of our major customers could have a material adverse effect on our business, operating results and financial condition. See “Business — Customers” for a description of our largest customers.

We may not be able to fully realize the revenue value reported in our backlog.

We had a backlog of work to be completed on contracts totaling approximately $120.6 million as of June 30, 2007. Backlog develops as a result of new awards, which represent the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (a) not yet been started or (b) are in progress but are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value associated with work that has not yet been completed. We cannot guarantee that the revenue projected in our backlog will be realized, or if realized, will result in earnings. From time-to-time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new awards. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenue reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets.

Our business is subject to significant operating risks and hazards that could result in damage or destruction to persons or property, which could result in losses or liabilities to us.

The businesses of marine infrastructure construction, port maintenance, dredging and salvage are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, adverse weather conditions, collisions with fixed objects, cave-ins, encountering unusual or unexpected geological formations, disruption of transportation services and flooding. These risks could result in damage to, or destruction of, dredges, transportation vessels, other maritime structures and buildings, and could also result in personal injury or death, environmental damage, performance delays, monetary losses or legal liability.

Our safety record is an important consideration for our customers. If serious accidents or fatalities occur or our safety record were to deteriorate, we may be ineligible to bid on certain work, and existing service arrangements could be terminated. Further, regulatory changes implemented by OSHA or the U.S. Coast Guard could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We maintain various insurance policies, including general liability and workers’ compensation. We partially self-insure risks covered by our workers’ compensation policy and our employee health care plan. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury claims. We maintain substantial loss accruals for workers’ compensation claims, and our workers’ compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, some of the projects that we bid on require us to maintain builder’s risk insurance at high levels. We may not be able to obtain similar levels of insurance on reasonable terms, or at all. Our inability to obtain such insurance coverage at acceptable rates or at all could have a material adverse effect on our business, operating results and financial condition.

Furthermore, due to a variety of factors such as increases in claims and projected significant increases in medical costs and wages, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, operating results and financial condition.

Our employees are covered by federal laws that may provide seagoing employees remedies for job-related claims in addition to those provided by state laws.

Many of our employees are covered by federal maritime law, including provisions of the Jones Act, the Longshore and Harbor Workers Act and the Seaman’s Wage Act. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

For example, in the normal course of business, we are party to various personal injury lawsuits. We maintain insurance to cover claims that arise from injuries to our hourly workforce subject to a deductible. Over the last year, there has been an increase in suits filed in Texas. In fiscal 2006, $1.7 million was recorded for our self-insured portion of these liabilities. While our recorded self insurance reserves represent our best estimate of the outcomes of these claims, should these trends persist, we could continue to be negatively impacted in the future. See Note 9, Commitments and Contingencies in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

Many of our contracts have penalties for late completion.

In some instances, including many of our fixed-price contracts, we guarantee that we will complete a project by a scheduled date. If we subsequently fail to complete the project as scheduled, we may be held responsible for cost impacts resulting from any delay, generally in the form of contractually agreed-upon liquidated damages. In addition, failure to maintain a required schedule could cause us to default on our government contracts, giving rise to a variety of potential damages. To the extent that these events occur, the total costs of the project could exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

We may choose, or be required, to pay our suppliers and subcontractors even if our customers do not pay, or delay paying, us for the related services.

We use suppliers to obtain necessary materials and subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our suppliers and subcontractors before our customers pay us for the related services. If we choose, or are required, to pay our suppliers and subcontractors for materials purchased and work performed for customers who fail to pay, or delay paying, us for the related work, we could experience a material adverse effect on our business, operating results and financial condition.

We extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that have filed bankruptcy or are otherwise experiencing financial difficulties.

We generally perform services in advance of payment for our customers, which include governmental entities, general contractors, and builders, owners and managers of marine and port facilities located primarily in the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. Consequently, we are subject to potential credit risk related to changes in business and economic factors. On occasion, we have had difficulty collecting from governmental entities or customers with financial difficulties. If we cannot collect receivables for present or future services, we could experience reduced cash flows and losses beyond our established reserves.

Our strategy of growing through strategic acquisitions may not be successful.

We may pursue growth through the acquisition of companies or assets that will enable us to broaden the types of projects we execute and also expand into new markets. We have completed several acquisitions and plan to consider strategic acquisitions in the future. We may be unable to implement this growth strategy if we cannot identify suitable companies or assets or reach agreement on potential strategic acquisitions on acceptable terms. Moreover, an acquisition involves certain risks, including:

•	difficulties in the integration of operations, systems, policies and procedures;

•	enhancements in our controls and procedures including those necessary for a public company may make it more difficult to integrate operations and systems;

•	failure to implement proper overall business controls, including those required to support our growth, resulting in inconsistent operating and financial practices at companies we acquire or have acquired;

•	termination of relationships by the key personnel and customers of an acquired company;

•	additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

•	the incurrence of environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to our acquisition for which we are not indemnified or for which the indemnity is inadequate;

•	disruption of our ongoing business or receipt of insufficient management attention; and

•	inability to realize the cost savings or other financial benefits that we anticipate.

Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

The anticipated investment in port and marine infrastructure may not be as large as expected, which may result in periods of low demand for our services.

The demand for port construction, maintenance infrastructure services and dredging may be vulnerable to downturns in the economy generally and in the marine transportation industry specifically. The amount of capital expenditures on port facilities and marine infrastructure in our markets is affected by the actual and anticipated shipping and vessel needs of the economy in general and in our geographic markets in particular. If the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their infrastructure. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. During downturns in the U.S. or world economies, the anticipated port usage in our geographic markets may decline resulting in less port construction, upgrading and maintenance. As a result, demand for our services could substantially decline for extended periods.

Any adverse change to the economy or business environment in the regions in which we operate could significantly affect our operations, which would lead to lower revenues and reduced profitability.

Our operations are currently concentrated in the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. Because of this concentration in a specific geographic location, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business, operating results and financial condition.

We have been and may from time-to-time be named as a defendant in legal actions claiming damages in connection with marine infrastructure projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury

(including asbestos-related lawsuits) or property damage which occur in connection with services performed relating to project or construction sites. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, environmental damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. Contractual disputes normally involve claims relating to the timely completion of projects, performance of equipment, design or other engineering services or project services. Management does not currently believe that pending contractual, employment-related personal injury or property damage claims will have a material adverse effect on business, operating results or financial condition; however, such claims could have such an effect in the future. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

Furthermore, our services are integral to the operation and performance of the marine infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the infrastructure that we work on, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage or personal injury. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with generally accepted accounting principles. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business, operating results and financial condition. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

We are currently engaged in litigation related to claims arising from Hurricane Katrina. See “Business — Legal Proceedings.”

Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our marine infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state and local environmental laws and regulations, including those concerning air emissions, water quality, solid waste management, and protection of certain marine and bird species, their habitats, and wetlands. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. For instance, we may be required to obtain and maintain permits and other approvals issued by various federal, state and local governmental authorities; limit or prevent releases of materials from our operations in accordance with these permits and approvals; and install pollution control equipment. In addition, compliance with environmental laws and regulations can delay or prevent our performance of a particular project and increase related project costs. Moreover, new, stricter environmental laws, regulations or enforcement policies could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation.

Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, strict joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the investigation or remediation of environmental contamination that resulted from the conduct of others or from our own actions that were in compliance with all applicable laws at the time those actions were taken. Further, it is possible that we may be exposed to liability due to releases of pollutants, or other environmental impacts that may arise in the course of our operations. For instance, some of the work we perform is in underground and water environments, and if the field location maps or waterway charts supplied to us are not accurate, or if objects are present in the soil or water that are not indicated on the field location maps or waterway charts, our underground and underwater work could strike objects in the soil or the waterway bottom containing pollutants and result in a rupture and discharge of pollutants. In addition, we sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies, and due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, may expose us to remediation costs and fines and legal actions by private parties seeking damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs through insurance or increased revenues, which may have a material adverse effect on our business, operating results and financial condition. See “Business — Environmental Matters” for more information.

  Our operations are susceptible to adverse weather conditions in our regions of operation.

Our business, operating results and financial condition could be materially and adversely affected by severe weather, particularly along the Gulf Coast, the Atlantic Seaboard and Caribbean Basin where we have operations. Repercussions of severe weather conditions may include:

•	evacuation of personnel and curtailment of services;

•	weather-related damage to our equipment, facilities and project work sites resulting in suspension of operations;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

  Our dependence on petroleum-based products could increase our costs which would adversely affect our business, operating results and financial condition.

Diesel fuel and other petroleum-based products are utilized to operate the equipment used in our construction contracts. Decreased supplies of those products relative to demand and other factors can cause an increase in their cost. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of those products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on one or more contracts.

  Terrorist attacks at port facilities could negatively impact the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, targeted at ports, marine facilities or shipping could affect the markets in which we operate, our business and our expectations. Increased armed hostilities, terrorist attacks or responses from the U.S. may lead to further acts of terrorism and civil disturbances in the U.S. or elsewhere, which may further contribute to economic instability in the U.S. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

We have a non-union workforce. If our employees unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

  We may be unable to sustain our historical revenue growth rate.

Our revenue has grown rapidly in recent years. Our revenue increased by 9.6% from $167.3 million in 2005 to $183.3 million in 2006. However, we may be unable to sustain our recent revenue growth rate for a variety of reasons, including limits on additional growth in our current markets, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, the inability to hire and retain essential personnel and to acquire equipment to support growth, and the inability to identify acquisition candidates and successfully integrate them into our business. A decline in our revenue growth could have a material adverse effect on our business, operating results and financial condition if we are unable to reduce the growth of our operating expenses at the same rate.

  We are subject to risks related to our international operations.

Approximately 10% of our revenue in 2006 was derived from international markets and we hope to expand the volume of the services that we provide internationally. We presently conduct projects in the Caribbean Basin. International operations subject us to additional risks, including:

•	uncertainties concerning import and export license requirements, tariffs and other trade barriers;

•	restrictions on repatriating foreign profits back to the U.S.;

•	changes in foreign policies and regulatory requirements;

•	difficulties in staffing and managing international operations;

•	taxation issues;

•	currency fluctuations; and

•	political, cultural and economic uncertainties.

These risks could restrict our ability to provide services to international customers and could have a material adverse effect on our business, operating results and financial condition.

  Restrictions on foreign ownership of our vessels could limit our ability to sell off any portion of our business or result in the forfeiture of our vessels or in our inability to continue our operations in U.S. navigable waters.

The Dredging Act, the Jones Act, the Shipping Act and the Vessel Documentation Act require vessels engaged in the transport of merchandise or passengers between two points in the U.S. or dredging in the navigable waters of the U.S. to be owned and controlled by U.S. citizens. The U.S. citizen ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen-owned, thus restricting foreign ownership interests in the entities that directly or indirectly own the vessels which we operate. If we were to seek to sell any portion of our business unit that owns any of these vessels, we may have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the foreign ownership restrictions described above; additionally, any sales of certain of our larger vessels to foreign buyers would be subject to approval by the U.S. Maritime Administration. As a result, the sales price for that portion of our business may not attain the amount that could be obtained in an unregulated market. Furthermore, although our certificate of incorporation contains provisions limiting ownership of our capital stock by non-U.S. citizens, foreign ownership is difficult to track and if we or any operating subsidiaries cease to be 75% controlled and owned by U.S. citizens, we would become ineligible to continue our operations in U.S. navigable waters and may become subject to penalties and risk forfeiture of our vessels.

Risk Factors Related to our Accounting, Financial Results and Financing Plans

  Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with GAAP, management is required to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include: contract costs and profits, application of percentage-of-completion accounting, and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; valuation of assets acquired and liabilities assumed in connection with business combinations; accruals for estimated liabilities, including litigation and insurance reserves; and the value of our deferred tax assets. Our actual results could differ from those estimates.

  Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenue and profit.

In particular, as is more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” we recognize contract revenue using the percentage-of-completion method. A significant portion of our work is performed on a fixed-price or lump-sum basis. The balance of our work is performed on variations of cost reimbursable and target price approaches. Contract revenue is accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, for accounting policies relating to our use of the percentage-of-completion method, estimating costs, revenue recognition, combining and segmenting contracts and unapproved change order/claim recognition. Under the cost-to-cost approach, while the most widely recognized method used for percentage-of-completion accounting, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates, which may result in a reduction or reversal of previously recorded revenue and profit.

  Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock value.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business, operating results and financial condition could be harmed. We will be required under Section 404 of the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2008. Since this is the first time that we have had to furnish such a report, we expect to incur material costs and to spend significant management time to comply with Section 404. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge, and we may not be able to do so in a timely fashion.

We are beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC (“SOX”), which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the requisite deadline for those reports. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, this could have a material adverse effect on our ability to process and report financial information and the value of our common stock could significantly decline and you may lose part or all of your investment.

  Once we become a public company, we will incur significant increased operating costs and our management will be required to devote substantial time to new compliance initiatives.

Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, SOX, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”), The Nasdaq Stock Market, Inc.® and the New York Stock Exchange have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

SOX requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal year 2008, SOX would require us to perform system and process evaluation and testing of our internal controls over financial reporting to enable management and our independent auditors to report on the effectiveness of internal controls over financial reporting, as required by Section 404 of SOX. Our testing — or the subsequent testing by our independent auditors — may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting, legal and consulting expenses and expend significant management efforts. We have only recently added an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent auditors identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, our listing stock exchange, or other regulatory authorities, which would require additional financial and management resources.

  Our bonding requirements may limit our ability to incur indebtedness.

We generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital and amount of our indebtedness. In order to help ensure that we can obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed for potential acquisitions and operations. Our inability to incur additional indebtedness could have a material adverse effect on our business, operating results and financial condition.

  New accounting pronouncements including SFAS 123R may significantly impact our future operating results and earnings per share.

Prior to January 2006, we accounted for our stock-based award plans to employees and directors in accordance with Accounting Principals Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Under this method, we generally did not recognize any compensation related to employee stock option grants we issued under our stock option plans at fair value. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). This statement, which became effective for us beginning on January 1, 2006, requires us to recognize the expense attributable to stock options granted or vested subsequent to December 31, 2005.

SFAS 123R requires us to recognize share-based compensation as compensation expense in our statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the vesting period. This statement also required us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The impact of the adoption of SFAS 123R on our results of operations resulted in share-based compensation expense of approximately $130,000 in 2006. Future annual share-based compensation expense could be affected by, among other things, the number of stock options issued annually to employees and directors, volatility of our stock price and the exercise price of the options granted. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.

Risks Related to this Offering and Our Common Stock

  There has been no public market for our common stock, we do not know if one will develop that will provide you with adequate liquidity, and following the completion of this offering, the trading price for our common stock may be volatile and could be subject to wide fluctuations.

Although our common stock has been traded on The PORTAL Market (which is operated by The Nasdaq Stock Market, Inc.) since July 2, 2007, less than 660,000 shares have been traded as of the date of this prospectus (or less than 3.2% of the 20,949,196 shares eligible to be traded). As a result, the trading price of our common stock on The PORTAL Market is probably not an accurate indicator of the trading price of our common stock after this offering.

Although we intend to apply to list the shares of our common stock on the Nasdaq Global Market, we cannot assure you that we will meet their listing requirements or that even if we are successful in obtaining a listing that an active trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including:

•	the number of shareholders;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the extent of coverage of us by securities or industry analysts; and

•	the interest of securities dealers in making a market in the shares of our common stock.

Historically, the market for equity securities has been subject to disruptions that have caused substantial volatility in the prices of these securities, which may not have corresponded to the business or financial success of the particular company. We cannot assure you that the market for the shares of our common stock will be free from similar disruptions. Any such disruptions could have an adverse effect on shareholders. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations. Some of the facts that could negatively affect our share price include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates;

•	publication of misleading or unfavorable research reports about us;

•	increases in market interest rates, which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings, enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

  We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not intend to declare or pay any cash or other dividends on our common stock in the foreseeable future. For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, and other factors as our board of directors deems relevant. Our existing credit facility and bonding facility restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other bonding or borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

  Our common stock is subject to restrictions on foreign ownership.

We are subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act and the Vessel Documentation Act. These statutes require vessels engaged in the transport of merchandise or passengers or dredging in the navigable waters of the U.S. to be owned and controlled by U.S. citizens. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S.-citizen owned. Our certificate of incorporation contains provisions limiting non-citizenship ownership of our capital stock. If our board of directors determines that persons who are not citizens of the U.S. own more than 23% of our outstanding capital stock or more than 23% of our voting power, we may redeem such stock or, if redemption is not permitted by applicable law or if our board of directors, in its discretion, elects not to make such redemption, we may require the non-citizens who most recently acquired shares to divest such excess shares to persons who are U.S. citizens in such manner as our board of directors directs. The required redemption could be materially different from the current price of the common stock or the price at which the non-citizen acquired the common stock. If a non-citizen purchases the common stock, there can be no assurance that he will not be required to divest the shares and such divestiture could result in a material loss. Such restrictions and redemption rights may make our equity securities less attractive to potential investors, which may result in our common stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

  You may experience dilution of your ownership interests if we issue additional shares of our common stock in the future.

We may in the future issue additional shares resulting in the dilution of the ownership interests of our present shareholders and purchasers of our common stock offered hereby. We are currently authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of the date of this prospectus, there were 21,565,324 shares of our common stock outstanding. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock, if a market for our stock were to develop. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes.

  Future sales of our common stock may have an adverse effect on the price of our common stock.

As of the date of this prospectus, there were 21,565,324 shares of our common stock outstanding. The market price of the shares of our common stock could decline as a result of sales by our existing shareholders or the perception that such sales might occur after the termination of the lock-up restrictions, which apply to the selling shareholders and certain members of management. If, following the expiration of the lock-up period, any of our existing shareholders sell a significant number of shares, the market price of our common stock could be adversely affected.

  Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect our company and to take advantage of the “safe harbor’’ protection for forward-looking statements that applicable federal securities law affords.

Various statements this prospectus contains, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	our ability to obtain sufficient bonding capacity for our contracts;

•	our ability to develop and maintain key customer relationships and our reputation in the heavy civil marine infrastructure market;

•	our ability to attract and retain qualified personnel;

•	failure to accurately estimate our costs or execute within our cost estimates or by the scheduled date for completion on fixed price, lump-sum contracts;

•	increased costs to acquire, manufacture and maintain the equipment necessary for our operations;

•	fluctuations in our cash flow and profitability due to the timing of new contracts;

•	reductions in government funding for heavy civil marine infrastructure or maintenance contracts;

•	failure to comply with applicable terms of the government contracts to which we are a party;

•	loss of one or more of our significant customers;

•	our ability to fully realize the revenue value reported in our backlog;

•	significant operating risks and hazards that could result in damage or destruction to persons or property;

•	failure to maintain adequate amounts of insurance coverage and inability to obtain additional amounts of insurance coverage;

•	federal laws that may provide our employees with remedies for job-related claims in addition to those provided by state laws;

•	potential penalties for late completion of contracts;

•	our obligation to pay our suppliers and subcontractors even if our customers do not pay or delay paying us;

•	difficulty in collecting receivables from major customers;

•	risks inherent in acquisitions, including our ability to obtain financing for proposed acquisitions and to integrate and successfully operate acquired businesses;

•	decrease in the anticipated investment in port and heavy civil marine infrastructure;

•	adverse change to the economy or business environment in the regions in which we operate;

•	adverse outcomes of pending claims or litigation or the possibility of new claims or litigation and the potential effect on our business, financial condition and results of operations;

•	environmental laws and regulations applicable to our operations that may expose us to significant costs and liabilities;

•	adverse impacts from weather affecting our performance and timeliness of completion, which could lead to increased costs and affect the costs or availability of, or delivery schedule for, equipment, components, materials, labor or subcontractors;

•	increased costs and/or decreased supplies of petroleum-based products utilized to operate the equipment used in our construction contracts;

•	terrorist attacks at port facilities where we operate;

•	unionization, work stoppages, slowdowns or increased labor costs;

•	our ability to sustain our historical revenue growth rate;

•	risks inherent in international operations; and

•	foreign ownership restrictions with respect to our vessels, which could limit our ability to sell off any portion of our business or result in the forfeiture of our vessels or in our inability to continue our operations in U.S. navigable waters.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling shareholders.

DIVIDEND POLICY

For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, and other factors that our board of directors deems relevant. Our existing credit facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. In addition, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries.

CAPITALIZATION

The following table shows our cash and capitalization as of June 30, 2007, on an actual basis. You should read this table in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of June 30, 2007
(Unaudited)

Cash and cash equivalents	$15,935

Total debt	3,095
Stockholders’ equity:
Common stock — par value $0.01 per share, 50,000,000 shares authorized, 37,619,140 shares issued	376
Treasury stock, 16,053,816 at cost	(201,555)
Additional paid-in capital	256,357
Retained earnings	23,699

Total stockholders’ equity	78,877

Total capitalization	$81,972

MARKET FOR COMMON STOCK

Our common stock has been traded on The PORTAL Market, which is operated by the Nasdaq Stock Market, Inc., since July 2, 2007. Prior to that time, there was no market for our common stock. As of the date of this prospectus, the Company believes that a total of [          ] shares of its common stock have been traded on The PORTAL Market since July 2, 2007. To our knowledge, the sale prices for shares of our common stock traded on The PORTAL Market since July 2, 2007 have ranged between $14.05 and $15.00 per share. The most recent reported price was $[14.05]. As of the date of this prospectus, there were approximately [          ] holders of record of our common stock.

In connection with this offering, we intend to apply for listing of our common stock on the Nasdaq Global Market under the symbol “OMGI.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our selected historical consolidated financial information for the periods represented. The financial data as of and for each of the three years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Grant Thornton LLP. The financial data as of and for the two years in the period ended December 31, 2003 has been derived from the audited consolidated financial statements and notes thereto of Orion Marine Group Holdings Inc., our parent entity prior to the 2004 acquisition. The share and per share financial data presented below has been adjusted to give effect to the 2.23 for one reverse split of our common stock that we effected on May 17, 2007 in connection with the 2007 Private Placement.

On October 14, 2004, we were acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders. For accounting purposes, our company as it existed until the time we were acquired by Hunter Acquisition Corp. is referred to as our “Predecessor” and our company as it has existed since the acquisition is referred to as our “Successor.” Concurrent with the acquisition and in accordance with GAAP, we wrote up the value of our assets to their current market value (as determined by appraisals for certain of our assets, such as equipment and land) at the time of the transaction. The result of this write up increased the book value of our assets and the associated depreciation expense. Therefore, depreciation expense for our Predecessor was less than depreciation expense for our Successor. Additionally, certain expenses related to the maintenance and repair of our equipment and other items directly attributable to contract revenues were classified as selling, general and administrative expenses and other (income) loss for each of the two years in the period ended December 31, 2003. Beginning January 1, 2004 through December 31, 2006, these same expenses were classified as cost of contract revenues. Consequently, the cost of contract revenues, selling, general, and administrative expenses, and other (income) loss for each of the two years ended December 31, 2003 are not comparable to the cost of contract revenues, selling, general, and administrative expenses, and other (income) loss for the periods beginning January 1, 2004 through December 31, 2006.

Historical results are not necessarily indicative of results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The following table includes the non-GAAP financial measure of EBITDA. For a definition of EBITDA and a reconciliation to net income calculated and presented in accordance with GAAP, please see “Summary Consolidated Financial Data — Non-GAAP Financial Measures.”

	Predecessor			Successor
	Year Ended		January 1 to	October 14 to	Year Ended		Six Months Ended
	December 31,		October 13	December 31,	December 31,		June 30,
	2002	2003	2004	2004	2005	2006	2006	2007
							(Unaudited)	(Unaudited)
	(In thousands, except for share and per share data)

Statement of Operations Data:
Contract revenues	$106,793	$101,369	$97,989	$32,570	$167,315	$183,278	$82,124	$89,772
Cost of contract revenues	80,149	77,354	79,185	30,065	145,740	144,741	68,614	69,182

Gross profit	26,644	24,015	18,804	2,505	21,575	38,537	13,510	20,590
Selling, general and administrative expenses	15,478	16,376	7,752	1,611	10,685	18,225	5,840	11,368

Operating income	11,166	7,639	11,052	894	10,890	20,312	7,670	9,222
Interest expense, net	310	282	24	446	2,179	1,755	950	279
Other (income) loss, net	(605)	(1,030)	(52)	(237)	(405)	(886)	(368)	(20)

Income before income taxes	11,461	8,387	11,080	685	9,116	19,443	7,088	8,963
Income tax expense	4,621	3,508	4,378	266	3,805	7,040	2,568	3,397

Net income	6,840	4,879	6,702	419	5,311	12,403	4,520	5,566
Preferred dividends	—	—	—	460	2,100	2,100	1,042	777

Income (loss) available to common shareholders	$6,840	$4,879	$6,702	$(41)	$3,211	$10,303	$3,478	$4,789

Adjusted Per Common Share Data(2):
Net income per share
Basic	$74.35	$50.25	$69.02	$—	$0.20	$0.65	$0.22	$0.28
Diluted	$74.35	$50.25	$69.02	—	$0.20	$0.63	$0.21	$0.27
Weighted average shares outstanding
Basic	92,000	97,100	97,100	15,695,067	15,706,960	15,872,360	15,777,884	17,254,063
Diluted	92,000	97,100	97,100	15,695,067	16,135,211	16,407,250	16,383,194	17,990,674
Other Financial Data:
EBITDA(1)	$17,550	$15,318	$16,544	$3,091	$22,331	$33,003	$13,832	$15,562
Capital expenditures	5,003	7,044	8,407	2,383	9,149	11,931	4,806	3,941
Cash interest expense	325	282	150	263	2,146	3,453	1,218	820
Depreciation and deferred financing cost amortization	5,779	6,649	5,440	1,960	11,036	11,805	5,794	6,320
Net cash provided by operating activities	11,900	15,591	8,193	3,262	11,618	32,475	11,967	1,884
Net cash (used in) investing activities	(14,273)	(6,809)	(6,634)	(61,654)	(5,431)	(11,987)	(4,578)	(2,407)
Net cash provided by (used in) financing activities	4,682	(5,476)	(1,055)	66,094	(6,244)	(9,572)	(2,568)	(2,103)

	Predecessor		Successor
	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
						(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$5,114	$8,420	$7,701	$7,645	$18,561	$15,935
Working capital	6,478	7,775	11,475	14,729	12,970	23,096
Total assets	54,448	53,711	113,739	114,626	125,072	123,138
Total debt	11,556	5,965	40,489	34,548	25,000	3,095
Total stockholders’ equity	27,045	32,039	35,419	40,730	53,239	78,877

(1)	For an explanation of EBITDA and a reconciliation of EBITDA to net income calculated and presented in accordance with GAAP, please see “Summary Consolidated Financial Data — Non-GAAP Financial Measures.”

(2)	The share and per share financial data presented for Successor periods have been adjusted to give effect to the 2.23 for one reverse split of our common stock that we effected on May 17, 2007 in connection with the 2007 Private Placement. The substantial difference in weighted average shares between the Predecessor and Successor periods results from the acquisition of our company by our former principal stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading marine specialty contractor serving the heavy civil marine infrastructure market. We provide a broad range of marine construction and specialty services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. Our customers are federal, state and municipal governments, the combination of which accounted for approximately 60% of our revenue in the six months ended June 30, 2007, as well as private commercial and industrial enterprises. We are headquartered in Houston, Texas.

Our contracts are obtained primarily through competitive bidding in response to “request for proposals” by federal, state and local agencies and through negotiation with private parties. Our bidding activity is affected by such factors as backlog, current utilization of equipment and other resources, ability to obtain necessary surety bonds and competitive considerations. The timing and location of awarded contracts may result in unpredictable fluctuations in the results of our operations.

Most of our revenue is derived from fixed-price contracts. There are a number of factors that can create variability in contract performance and therefore impact the results of our operations. The most significant of these include the following:

•	completeness and accuracy of the original bid;

•	increases in commodity prices such as concrete, steel and fuel;

•	customer delays and work stoppages due to weather and environmental restrictions;

•	availability and skill level of workers; and

•	a change in availability and proximity of equipment and materials.

All of these factors can impose inefficiencies on contract performance, which can impact the timing of revenue recognition and contract profitability. We plan our operations and bidding activity with these factors in mind and they have not had a material adverse impact on the results of our operations in the past.

Business Drivers and Measures

Industry trends impact our results of operations. In operating our business and monitoring its performance, we also pay attention to a number of performance measures and operational factors.

Industry Trends.  Our performance is impacted by overall spending in the heavy civil marine infrastructure market. Spending by our customers, both government and private, is impacted by several important trends affecting our industry, including the following:

•	increasing North American freight capacity, which results in the need for port and channel expansion and maintenance;

•	deteriorating condition of intracoastal waterways and bridges;

•	the historic $286.0 billion federal transportation funding bill of 2005;

•	robust demand in the cruise industry;

•	the continuing U.S. base realignment and closure program (“BRAC”);

•	strong oil and gas capital expenditures;

•	ongoing U.S. coastal wetlands restoration and reclamation; and

•	recurring hurricane restoration and repair; and

•	the pending $14 billion federal water resources development funding bill of 2007.

In the aggregate, these industry trends drive marine transportation facility construction, dredging, bridge building, repair and maintenance, as well as specialty services that we perform in our markets. Each of these industry trends are discussed more thoroughly in the “Business — Industry Overview” section.

Bidding.  Industry trends result in the need for our customers to make capital expenditures and engage in repair and maintenance activities. We monitor the prospects and solicitations for government and for private work to determine what projects our customers are planning and when they will seek bids for their projects. This allows us to gauge the overall health of the markets we serve and to respond appropriately to changing market conditions, such as near-term softness or improving conditions in a particular market, by moving our equipment and personnel accordingly. Our industry is highly fragmented with competitors generally varying within the markets we serve and with few competitors competing in all of the markets we serve or for all of the services that we provide. We believe that the robust long-term demand for heavy civil marine infrastructure services combined with the fact that our industry is highly fragmented creates a favorable bidding environment for us.

Most of our contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The nature of the contract specifications dictates the type of equipment, material and labor involved, all of which affect the cost of performing the contract and the price that our competitors will bid. Contracts for projects are generally awarded to the lowest qualified bidder, provided the bid is no greater than the amount of funds that are budgeted and available for the project. If all bids are greater than the available funds, then projects may be subject to rebid or cancellation as a result of budget constraints.

Our process for bidding projects varies by bid amount. We have implemented project controls to limit the level of bidding authority that we give to our project managers and regional vice presidents. Generally, our project managers estimate and bid projects, and subsequently manage those projects that they successfully bid, which is in contrast to many other construction companies, where the estimation and bidding of projects and the subsequent management of those projects are performed by separate departments. Project managers have the sole authority to estimate and bid projects up to a specified size; any project above the bidding authority of a project manager must involve a regional vice president in the preparation of the estimate and bid; and any bid above the regional vice president’s authority must involve the Chief Executive Officer in the estimation and bidding process. We believe that our operating philosophy allows our project managers to work in an entrepreneurial environment, increases accountability amongst our project managers, and also provides us with the ability to develop the long-term careers of our project managers and reward them appropriately.

Utilization.  An important factor that we take into consideration when we manage our business is the current and projected utilization of our equipment and personnel. We do not measure utilization of equipment or personnel in the aggregate, but rather track utilization by our major pieces of equipment, such as barges, cranes, dredges, tugs, etc., and the associated personnel required to operate the equipment. We track this information using our state-of-the-art, scalable, integrated enterprise-wide project management software system. Our ability to maintain high levels of utilization of our equipment and keep our employees working on jobs in large part drives our profitability.

Backlog.  Once we have successfully bid on a project and executed a contract to perform the work, we record the value of the contract as backlog. Our backlog is the financial representation of the revenue associated with the future commitments of our equipment and personnel that is tracked in our project management software system. Backlog consists of projects that have either (a) not yet started, or (b) are in progress but not yet complete. Consequently, backlog is also an important factor we use to monitor our business. The typical duration of our contracts is three to nine months, so our backlog at any point in time usually represents only a portion of the revenue that we expect to realize during a twelve month period.

As our business continues to grow, we expect that our backlog will increase over time. However, our backlog may fluctuate significantly from quarter to quarter, and a quarterly decrease of our backlog might not necessarily translate into a deterioration of our business. For example, in anticipation of bidding on a large project for which we believe we will be the successful bidder, we may choose not to bid on near-term projects so that our schedule can accommodate a large job. Even though this management decision would result in a near-term decline in our backlog, it is not inconsistent with our dual goals of maintaining high utilization rates of our equipment and personnel and long-term growth in our backlog.

Revenue.  We recognize our revenue using the percentage-of-completion methodology. Percentage-of-completion for construction contracts is measured principally by the costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. We generally consider contracts substantially complete upon acceptance by the customer and departure from the construction site. A significant portion of our revenue depends on project funding by various government agencies and is adversely affected by decreased level of, or delays in, government funding. Moreover, a substantial portion of our revenue depends on funding from the Corps of Engineers, which provides the majority of the funding for government dredging projects.

Cost of Revenue.  The components of costs of contract revenues include labor, equipment (including depreciation, insurance, fuel, maintenance and supplies), materials, lease expense and project overhead. Costs of contract revenues vary significantly depending on the type and location of work performed and assets utilized. Since the realization of our revenue is driven primarily by the cost of our revenues in relation to our estimated total costs to complete a contract, we monitor the costs realized to date and the estimated costs required to complete a project very closely, on a project-by-project basis, using our project management software system. For example, on a heavy civil marine construction project such as a concrete fabricated dock, we would be required to drive a certain number of concrete piles to provide a foundation for the port facility that we would subsequently construct on the piles. In this example, we would closely monitor the rate at which the piles were being driven relative to our original expectations. We monitor the progress on our jobs, and therefore the associated costs, by way of weekly management meetings that include the local project managers, the regional managers, and the senior management team. By monitoring our jobs in this manner, we are able to quickly identify potential issues and respond accordingly. We believe that our ability to effectively manage the cost of revenue is a competitive strength of our organization and is indicative of the depth of our management team. Our intense focus on profitably executing contracts has resulted in only a small number of unprofitable contracts since our founding.

Another important aspect of managing our cost of revenue is to recognize opportunities for change orders, which is a change to the original specifications of the contract, and occurs once a project has begun. In doing so, we are able to (a) recognize additional revenue from a project on a negotiated basis, rather than a competitive bidding situation, at generally higher margins, and (b) avoid potential disputes with our customers regarding required deviations from the original terms of the contract.

General and Administrative Expenses.  Our general and administrative costs include non-contract related salaries and expenses, incentive compensation, discretionary profit sharing and other variable compensation, as well as other overhead costs to support our overall business. In general, these costs will increase in response to our growth and the related increased complexity of our business. In addition, we also expect to incur increased general and administrative expenses related to the cost of operating as a public company and additional implementation costs in fiscal 2007 and 2008 relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Other Factors.  Other factors that will influence our operations in future periods include the following:

Seasonality.  Substantially all of our services are performed on, over and under the water, causing our results to be subject to seasonal variations due to weather conditions. The core markets in which we operate — the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin — are affected by hurricanes and tropical storms during hurricane season, which occurs annually in the Gulf of Mexico and Atlantic Ocean from June through November. Over 97% of the hurricanes and tropical storms occur during this time period, and 78% occur from August through October. Since we operate our business in a wet environment and many of our marine projects are constructed to withstand harsh conditions such as hurricanes and tropical storms, wet conditions generally do not affect our operations, but major hurricanes and tropical storms may temporarily impact our operations. For example, we monitor all named storm systems to determine which, if any, of our projects will be affected. Because hurricanes and tropical storms move slowly, we usually have ample time to prepare appropriately for the storm, which typically includes demobilizing much of our equipment and removing our employees from the job site. Once the storm has passed, we must then mobilize our personnel and equipment back to the job site, which results in delays in the completion of our work and an increase in the costs associated with performing our work.

Generally, in our fixed-price contracts we bear the risks of increased costs, delays to completion of work, damage to our equipment, and damage to the work already completed at a job site, related to severe weather conditions, such as hurricanes and tropical storms. Consequently, our cost estimates to complete a job in a hurricane prone area during hurricane season include costs related to mobilizing and demobilizing personnel and equipment, and our schedule assumes there will be delays associated with hurricanes and tropical storms. In years where the hurricane activity is less than expected or does not significantly impact our job sites, as was the case in 2006, we release those contingencies within our jobs as they are completed, which results in the recognition of profit and usually occurs during the fourth quarter.

Surety Bonding.  In connection with our business, we generally are required to provide various types of surety bonds that provide an additional measure of security to our customers for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time-to-time. During the six months ended June 30, 2007, approximately 71% of our projects, measured by revenue, required us to post a bond. The bonds we provide typically have face amounts ranging from $1.0 to $50.0 million. As of June 30, 2007, we had approximately $100.0 million in surety bonds outstanding. On June 30, 2007, we believe our capacity under our current bonding arrangement was $250.0 million in aggregate surety bonds. We believe that our bonding capacity provides us with a significant competitive advantage relative to many of our local competitors, as many of these competitors are sole proprietors and are often required to personally guarantee their surety bonds, which frequently limits their bonding capacity.

Outlook.  The Water Resources Development Act of 2007 (“WRDA”), legislation by which Congress authorizes water resources development projects, including environmental restoration and Deep Port dredging projects, moved through the House of Representatives and was passed by the Senate. On August 1, 2007, this bill proceeded to committee to resolve differences between the House and Senate versions. This is the final step before the bill is submitted to the President for signature. The bill, as currently written, provides for over $14 billion to be spent over a 10 year period for coastal restoration, flood control, beach nourishment, lock and ship channel restoration and hurricane protection. Much of this funding pertains to our market areas of Texas, Louisiana, Mississippi, Florida and South Carolina.

Significant Changes in Ownership

2004 Acquisition.  On October 14, 2004, our Predecessor was acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders, whose funds were managed by Austin Ventures and TGF Management Corp. The cash purchase price for the shares that were acquired was approximately $73.0 million, including acquisition costs. Following the acquisition, we had approximately $41.5 million of new debt in a senior term loan. We also had an undrawn $8.5 million revolving credit facility. Our principal stockholders have provided incremental financial and strategic resources necessary for our continued success, including implementing stock based compensation, transitioning senior leadership and establishing standardization of systems and more scalable internal systems, such as our project control systems.

2007 Private Placement.  On May 31, 2007, pursuant to the 2007 Private Placement, we completed the sale of 20,949,196 shares of our common stock at a sale price of $13.50 per share to qualified institutional buyers, non-U.S. persons and accredited investors and repurchased and retired all of our outstanding preferred stock and 16,053,816 shares of our common stock from our former principal stockholders using approximately $242.0 million of the net proceeds, which resulted in a net increase in shares outstanding of 4,895,380 shares. The remaining net proceeds to us from the 2007 Private Placement (after purchaser’s discount, placement fees and expenses) were $19.5 million and are being used for working capital and general corporate purposes. In connection with the 2007 Private Placement, we entered into employment agreements and transaction bonus agreements with our executive officers and certain key employees. Under the agreements, we granted 26,426 shares of common stock, granted options to acquire 327,357 shares of common stock, and made cash payments totaling up to $2.2 million.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this offering memorandum, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition.  We enter into construction contracts principally on the basis of competitive bids. Although the terms of our contracts vary considerably, most are made on a fixed price basis. Revenues from construction contracts are recognized on the percentage-of-completion method in accordance with the AICPA Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Percentage-of-completion for construction contracts is measured principally by the costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. We generally consider contracts substantially complete upon departure from the construction site and acceptance by the customer.

Our most significant cost drivers are the cost of labor, cost of equipment, cost of materials and the cost of casualty and health insurance. These costs may vary from the costs we estimated. Variations from estimated contract costs along with other risks inherent in fixed price contracts may result in actual revenue and gross profits differing from those we estimated and could result in losses on projects. Depending on the size of a particular project, variations from estimated project costs could have a significant impact on our operating results for any fiscal quarter or year. We believe our exposure to losses on fixed price contracts is limited by the relatively short duration of the fixed price contracts we undertake and our management’s experience in estimating contract costs.

Long-Lived Assets.  Fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from one to thirty years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of all long-lived assets is evaluated periodically in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine if write-down is appropriate. If we identify impairment, we will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

Dry-docking activities and costs are capitalized and amortized on the straight-line method over a period ranging from 3 to 15 years until the next scheduled dry-docking. Dry-docking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization related to dry-docking activities is included as a component of depreciation. These activities and the related amortization periods are periodically reviewed to determine if the estimates are accurate.

Goodwill.  We evaluate goodwill for potential impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Included in this evaluation are certain assumptions and estimates to determine fair value of reporting units such as estimates of future cash flows, discount rates as well as assumptions and estimates related to valuation of other identifiable intangible assets. Changes in these assumptions and estimates or significant changes to the market value of our company could materially impact our results of operations or financial position. As of June 30, 2007, goodwill was $2.5 million and no impairment loss was recorded during the six months ended June 30, 2007.

Income Taxes.  We evaluate valuation allowances for deferred tax assets for which future realization is uncertain. We perform this evaluation at least annually at the end of each fiscal year. The estimation of required valuation allowance includes estimates of future taxable income. In assessing the realizability of deferred tax assets at June 30, 2007, we considered that it was more likely than not that all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We account for uncertain tax positions in accordance with the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which it adopted on January 1, 2007. The implementation of FIN 48 required us to make subjective assumptions and judgments regarding income tax exposure. Interpretations of and guidance surrounding income tax laws and regulations change over time, and these may change our subjective assumptions, which in turn, may affect amounts recognized in the condensed consolidated balance sheets and statements of income.

Self-Insurance.  The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers’ compensation is provided through traditional policies, subject to a deductible. A portion of the Company’s workers’ compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The Company maintains two levels of excess loss insurance coverage, $20 million in excess of primary coverage and $10 million in excess of the $20 million, which excess loss coverage responds to all of the Company’s insurance policies other than a portion of its Workers’ Compensation coverage and employee health care coverage. Our primary excess loss coverage responds to most of our policies when a primary limit of $1 million has been exhausted; provided that the primary limit for our Maritime Employer’s Liability Policy is $10 million and for our Watercraft Pollution Policy is $5 million.

Separately, the Company’s employee health care insurance is provided through a trust, administered by a third party. The Company funds the trust based on current claims. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. The accruals are derived from actuarial studies, known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of the ultimate expected loss.

We believe such accruals to be appropriate. However, self-insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Therefore, if actual experience differs from the assumptions used in the actuarial valuation, adjustments to the reserve may be required and would be recorded in the period that the experience becomes known.

Consolidated Results of Operations

Six Months Ended June 30, 2006 Compared With Six Months Ended June 30, 2007

The following information is derived from our historical results of operations.

	Six Months Ended June 30,
	2006		2007
	Amount	Percent	Amount	Percent
	(Unaudited)		(Unaudited)
	(Dollars in thousands)

Contract revenues	$82,124	100.0%	$89,772	100.0%
Cost of contract revenues	68,614	83.5	69,182	77.1

Gross profit	13,510	16.5	20,590	22.9
Selling, general and administrative expenses	5,440	6.6	11,368	12.7

Operating income	8,070	9.8	9,222	10.3

Other (income) expense
Interest expense, net	950	1.2	279	0.3
Other expense (income), net	32	0.0	(20)	—

Other expense, net	982	1.2	259	0.3

Income before income taxes	7,088	8.6	8,963	10.0
Income tax expense	2,568	3.1	3,397	3.8

Net income	$4,520	5.5%	$5,566	6.2%

Contract Revenues.  Total revenue increased $7.6 million or 9.3% in the first six months of 2007 to $89.8 million. The increase was primarily related revenue increases in the second quarter due to the commencement of several large projects, particularly in the Southeast U.S. region, which had been expected to begin earlier in the year.

Gross Profit.  Total gross profit increased $7.1 million or 52.5% from $13.5 million for the six months ended June 30, 2006 to $20.6 million for the six months ended June 30, 2007. Gross margin increased from 16.5% for the six months ended June 30, 2006 to 22.9% for the six months ended June 30, 2007. The increase in gross profit and margin was primarily due to lower subcontracting costs, reflecting increased self-performance on contracts, and to improved project performance, partially offset by increases in direct material costs needed for the startup of larger projects during the first six months as compared with the same period last year.

Selling, General and Administrative Expense.  Selling, general and administrative expenses increased $5.9 million in the six months ended June 30, 2007 as compared with the prior year period. The increase was primarily due to one-time payments of bonuses and incentives to key employees upon the successful consummation of the 2007 Private Placement, which totaled approximately $2.7 million. In addition, salaries and benefits increased by $2.8 million driven by increases in headcount, realignment of incentive programs and an increase in our current estimated liability under our self-insurance plans. In the prior year period, the Company recorded a gain on the sale of property.

Other Expense, Net.  Other expense, net of other income for the six months ended June 30, 2007 was $0.3 million, a decrease of $0.7 million compared with the prior year period. Interest expense decreased by $0.4 million, due to the reduction in debt, and interest income increased by $0.3 million, related to the higher level of cash balances in the current year.

Income Tax Expense.  Our effective tax rate increased to 37.9% for the six months ended June 30, 2007 from 36.2% for the six months ended June 30, 2006 due primarily to an increase in our blended state tax rate due to a change in our mix of revenues from certain states and permanent book tax differences.

Year Ended December 31, 2005 Compared with December 31, 2006

The following information is derived from our historical results of operations.

	Twelve Months Ended December 31,
	2005		2006
	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Contract revenues	$167,315	100.0%	$183,278	100.0%
Cost of contract revenues	145,740	87.1	144,741	79.0

Gross profit	21,575	12.9	38,537	21.0
Selling, general and administrative expenses	10,685	6.4	17,425	9.5

Operating income	10,890	6.5	21,112	11.5

Other (income) expense
Interest expense, net	2,179	1.3	1,755	1.0
Other (income) expense, net	(405)	(0.2)	(86)	0.0

Other expense, net	1,774	1.1	1,669	0.9

Income before income taxes	9,116	5.4	19,443	10.6
Income tax expense	3,805	2.3	7,040	3.8

Net income	$5,311	3.2%	$12,403	6.8%

Contract Revenues.  Total revenue increased $16.0 million or 9.6%, from $167.3 million for the year ended December 31, 2005 to $183.3 million for the year ended December 31, 2006. The increase in revenue was primarily due to an increase in demand for dredging services by the Corps of Engineers as well as an overall increase in volume as a result of management’s continuous effort to expand our business within our existing and new markets. In addition, we recognized approximately $10.3 million in revenue from projects acquired in connection with our acquisition of F. Miller and Sons LLC in September 2006.

Gross Profit.  Total gross profit increased $16.9 million or 78.2% from $21.6 million for the year ended December 31, 2005 to $38.5 million for the year ended December 31, 2006. Gross margin increased from 12.9% for the year ended December 31, 2005 to 21.0% for the year ended December 31, 2006. The increase in gross margin was primarily due to the increase in dredging services, which historically have had a higher gross profit margin, as well and improved margins on projects in Florida and the Caribbean Basin as a result of higher productivity and favorable results relative to planned contingencies. These factors resulted in a decrease in the amount of work that was performed by subcontractors, which is typically performed at lower margins, a decrease in the cost for direct materials, which we typically do not mark up as much as our other costs, and an improvement in the utilization of our equipment.

Selling, General and Administrative Expense.  Selling, general and administrative expenses increased $6.7 million or 63.1% from $10.7 million for the year ended December 31, 2005 to $17.4 million for the year ended December 31, 2006. Selling, general and administrative expenses as a percentage of revenue increased from 6.4% for the year ended December 31, 2005 to 9.5% for the year ended December 31, 2006. The increase was primarily due to a $7.1 million increase in salaries and benefits driven by an increase in discretionary bonuses, a $0.3 million increase in insurance expense, a $0.1 million increase in utilities expense, a $0.1 million increase in office rent expense and a $0.2 million increase in audit fees, offset in part by a gain on the sale of certain property of $0.8 million.

Other Expense, Net.  Other expense, net of other income decreased $0.1 million from $1.8 million for the year ended December 31, 2005 to $1.7 million for the year ended December 31, 2006. The decrease was primarily due to a decrease in net interest expense attributable to an increase in interest income as result of the increase in cash on hand.

Income Tax Expense.  Our effective tax rate decreased to 36.2% in 2006 from 41.7% in 2005 due primarily to a reduction in our blended state tax rate due to a change in our mix of revenues from certain states and permanent book tax differences.

Year Ended December 31, 2004 Compared with December 31, 2005

On October 14, 2004, Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., acquired 100% of the outstanding common stock of Orion Marine Group Holdings Inc. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations.

Concurrent with the acquisition and in accordance with GAAP, we wrote-up the value of our assets to their current market value (as determined by appraisals for certain of our assets, such as equipment and land) at the time of the transaction. The result of this write-up increased the value of our assets and the associated depreciation expense. Therefore, depreciation expense for our Predecessor was less than depreciation expense for our Successor. Additionally, certain items in the income statement of our Predecessor have been reclassified to conform to the presentation of our Successor.

The following information is derived from our historical results of operations.

	Predecessor	Successor
	January 1	October 14	Combined		Successor
	through	through	Year Ended		Year Ended
	October 13,	December 31,	December 31, 2004		December 31, 2005
	2004	2004	Amount	Percent	Amount	Percent
	(Dollars in thousands

Contract revenues	$97,989	$32,570	$130,559	100.0%	$167,315	100.0%
Costs of contract revenues	79,185	30,065	109,250	83.7%	145,740	87.1%

Gross profit	18,804	2,505	21,309	16.3%	21,575	12.9%
Selling, general and administrative expenses	7,752	1,611	9,363	7.2%	10,685	6.4%

	11,052	894	11,946	9.1%	10,890	6.5%

Other (income) expense
Interest expense, net	24	446	470	0.4%	2,179	1.3%
Other income	(52)	(237)	(289)	(0.3)%	(405)	(0.2)%

Other (income) expense, net	(28)	209	181	0.1%	1,774	1.1%

Income before income taxes	11,080	685	11,765	9.0%	9,116	5.4%
Income tax expense	4,378	266	4,644	3.6%	3,805	2.3%

Net income	$6,702	$419	$7,121	5.4%	$5,311	3.2%

Contract Revenues.  Total revenue increased $36.7 million or 28.1% from $130.6 million for the year ended December 31, 2004 to $167.3 million for the year ended December 31, 2005. The increase in revenue was primarily due to large port expansion projects awarded in the Caribbean Basin as well as an overall increase in volume from a higher backlog at the beginning of 2005.

Gross Profit.  Total gross profit increased $0.3 million or 1.4% from $21.3 million for the year ended December 31, 2004 to $21.6 million for the year ended December 31, 2005. Gross margin decreased from 16.3% for the year ended December 31, 2004 to 12.9% for the year ended December 31, 2005. The decrease in gross margin was primarily due to an increase in depreciation expense related to the write up of our assets in conjunction with the acquisition by our principal shareholders; higher maintenance and repair expenses to our equipment, which resulted in lower utilization; certain one-time reductions to our costs of contract revenue in 2004 related to the successful resolution of a claim from a prior period and miscellaneous gains from scrap sales; and an increase in the amount of work that we had performed by subcontractors, which is typically performed at lower margins.

Selling, General and Administrative Expense.  Selling, general and administrative expenses increased $1.3 million or 13.8% from $9.4 million for the year ended December 31, 2004 to $10.7 million for the year ended December 31, 2005. Selling, general and administrative expenses as a percentage of revenue decreased from 7.2% for the year ended December 31, 2004 to 6.4% for the year ended December 31, 2005. The increase was primarily due to a $0.2 million increase in salaries and benefits driven by an increase in the number of employees and a $0.2 million increase in amortization of deferred financing costs associated with our credit facility and a $0.1 million increase in depreciation expense.

Other (Income) Expense, Net.  Other (income) expense, net increased $1.6 million from $0.2 million for the year ended December 31, 2004 to $1.8 million for the year ended December 31, 2005. The increase was primarily due to an increase in interest expense associated with our $41.5 million debt, which was outstanding between October 14 and December 31, 2004 and for the full twelve months ending December 31, 2005.

Income Tax Expense.  Our effective tax rate increased to 41.7% in 2005 from 39.5% in 2004 due primarily to changes in blended state tax rate due to a change in our mix of revenues from certain states and permanent book tax differences.

Liquidity and Capital Resources

Our primary liquidity needs are for financing working capital, investing in capital expenditures and strategic acquisitions. Historically, our source of liquidity has been cash provided by our operating activities and borrowings under our credit facility. As of June 30, 2007 we had reduced our debt to $3.1 million and we had available cash of $15.9 million. At December 31, 2006, our net indebtedness, which is comprised of total debt less cash, was $6.4 million. During the second quarter, we completed an offering of our common stock to investors, which added to our cash position. In addition, we increased operating margins and efficiently managed working capital. As a result of the offering, our operating performance and cash management, we generated sufficient funds from operations to support our cash demands and substantially reduced our debt. We expect to meet our future internal liquidity and working capital needs from funds generated in our operating activities for at least the next 12 months.

As of June 30, 2007, our working capital was $23.1 million compared to $13.0 million at December 31, 2006. The increase of $10.1 million in working capital was primarily due to reductions in our liabilities, particularly accounts payable, reflecting timing of payments to our vendors and to our reduction of debt through the use of the proceeds we received in the 2007 Private Placement. In addition, billings in excess of costs and estimated earnings on uncompleted contracts decreased as contracts progressed and we utilized funds received in previous periods. Fluctuations in working capital result from normal increases and decreases relative to our operational activity. As of June 30, 2007, we had cash on hand and availability under our revolving credit facility of $23.8 million.

The following table provides information regarding our cash flows and our capital expenditures for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007:

	Year Ended			Six Months Ended
	December 31,			June 30,
	2004*	2005	2006	2006	2007
	(In thousands)

Cash provided by (used in):
Operating activities	$3,262	$11,618	$32,475	$11,967	$1,884
Investing activities	(61,654)	(5,431)	(11,987)	(4,578)	(2,407)
Financing activities	66,094	(6,244)	(9,572)	(2,568)	(2,103)
Capital expenditures (included in investing activities above)	2,383	9,149	11,931	4,806	3,941

*	represents the period from October 14 to December 31, 2004

Operating Activities.  Net cash provided by operations for the years ended 2004, 2005 and 2006 was $3.3 million, $11.6 million, and $32.5 million, respectively. 2004 represents the period of time after the acquisition by Orion Marine Group, Inc. As a result of the acquisition in 2004, which increased the value of our equipment, our depreciation expense also increased by $3.5 million compared with all of 2004. Our net cash position in 2006 benefited from an increase in net income of $7.1 million and increases in billings in excess of costs and estimated earnings on uncompleted contracts of $5.5 million compared with the prior year. During the six months ended June 30, 2007, our operating activities provided $1.9 million of cash as compared to $12.0 million for the six months ended June 30, 2006. Last year, our cash flow benefited from substantial collections in of accounts receivable in the first six months attributable to the completion of several contracts in the period and the related collection of retentions.

Investing Activities.  Investing activities in 2004 include the acquisition by Orion Marine Group, Inc. In 2005, we purchased approximately $9.1 million of capital equipment. In 2006, cash from investing activities used approximately $12.0 million, mostly related to purchases of equipment and to the upgrade of a dredge. During the six months ended June 30, 2007, investing activities used $2.4 million of cash compared to $4.6 million of cash for the six months ended June 30, 2006. Our purchases of equipment and capital improvements to existing equipment decreased in the six month period by $0.9 million compared with the same period last year. Last year, we substantially overhauled and upgraded a dredge, a capital expense which was not repeated in 2007. In the current year, we have generated cash of $1.5 million through the sale of non-essential equipment.

Financing Activities.  In 2004, our financing activities reflected the $41.5 million of debt incurred as a result of the acquisition by Orion Marine Group, Inc. our former principal stockholders. Financing activities in 2005 and 2006 reflect the scheduled repayments on the debt incurred in 2004. During the six months ended June 30, 2007, financing activities used $2.1 million. Net proceeds from the sale of our common stock totaled approximately $19.5 million, which we used to reduce our existing debt. In the prior year six month period, financing activities used $2.6 million, resulting from scheduled principal payments on our existing debt.

Sources of Capital

In addition to our cash balances and cash provided by operations, we have a credit facility available to us to finance capital expenditures and working capital needs.

On July 10, 2007, following the significant reduction of our debt in May utilizing the proceeds from our stock offering, we restated our credit agreement with our existing lenders. Debt under the new credit facility includes the balance on the old credit facility of $3.1 million, which will be repaid in three installments through March 2008. In addition, the Company may borrow up to $25 million under an acquisition term loan facility and up to $8.5 million under a revolving line of credit. At the discretion of our lenders, either the acquisition term loan facility or the revolving line of credit may be increased by $25 million. The revolving line of credit is subject to a borrowing base and availability on the revolving line of credit is reduced by any outstanding letters of credit. As of August 1, 2007, no amounts had been drawn under the acquisition term loan facility or the revolving line of credit. All provisions under the credit facility mature on September 30, 2010.

For each prime rate loan drawn under the credit facility, interest is due quarterly at the then prime rate minus a margin that is adjusted quarterly based on total leverage ratios, as applicable. For each LIBOR loan, interest is due at the end of each interest period at a rate of the then LIBOR rate for such period plus the LIBOR margin based on total leverage ratios, as applicable.

The credit facility requires us to maintain certain financial ratios and places other restrictions on us as to our ability to incur additional debt, pay dividends, advance loans and other actions. The credit facility is secured by the accounts, accounts receivable, inventory, equipment and other assets of the Company and its subsidiaries. At June 30, 2007, we were in compliance with all financial covenants.

Bonding Capacity

At June 30, 2007, we had adequate surety bonding capacity under our surety agreement with Liberty. Our ability to access this bonding capacity is at the sole discretion of our surety provider and is subject to certain other limitations such as limits on the size of any individual bond and restrictions on the total amount of bonds that can be issued in a given month. We believe we have adequate remaining available bonding capacity to meet our current needs, subject to the sole discretion of our surety provider. In addition, to access the remaining available bonding capacity, Liberty may require us to post additional collateral.

Effect of Inflation

We are subject to the effects of inflation through increases in the cost of raw materials, and other items such as fuel. Because the typical duration of a project is between three to nine months we do not believe inflation has had a material impact on our operations.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

Contractual Obligations

The following table sets forth information about our contractual obligations and commercial commitments as of June 30, 2007:

	Payment Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
	(In thousands)

Long-term debt obligations	$3,095	$3,095	$—	$—	$—
Operating lease obligations	3,310	561	1,946	173	629
Purchase obligations(1)	67	67	—	—	—

Total	$6,471	$3,723	$1,946	$173	$629

(1)	Purchase obligations include future cash payments pursuant to an outstanding licensing agreement for certain software. Commitments pursuant to other purchase orders and subcontracts related to construction contracts are not included since such amounts are expected to be funded under contract billings.

Our obligations for interest are not included in the table above as these amounts vary according to the levels of debt outstanding at any time. Interest on our revolving line of credit is paid monthly and fluctuates with the balances outstanding during the year, as well as with fluctuations in interest rates.

To manage risks of changes in the material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the contracts that we are awarded for which quotations have been provided.

New Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact on our financial statements related to the adoption of this statement.

The FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”) in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value pursuant to GAAP and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. We do not believe the adoption of this standard will have a material impact on our financial position or results of operation. This standard will become effective for us January 1, 2008.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”) in February 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. We do not believe the adoption of this standard will have a material impact on our financial position or results of operation. This standard will become effective for us January 1, 2008.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Under this bulletin, registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006. Adoption of SAB 108 did not have a material impact on our consolidated financial statements for all periods presented.

Quantitative and Qualitative Disclosures about Market Risk

Management is actively involved in monitoring our exposure to market risk and continues to develop and utilize appropriate risk management techniques. Our exposure to significant market risks includes interest rate risk on our outstanding borrowings under our floating rate credit agreement and to fluctuations in commodity prices primarily for steel products and fuel. Commodity price risks may have an impact on our results of operations due to the fixed nature of many of our contracts.

As of June 30, 2007, there was $3.1 million outstanding under our credit agreement and there were no borrowings outstanding under our revolving credit facility; however, there were letters of credit issued in the amount of $605,135 which lower the amount available to us on the revolving facility to approximately $7.9 million. If the variable interest rates on our outstanding debt were to increase by 1%, corresponding interest expenses would not have significantly increased for the six months ended June 30, 2007 or the six months ended June 30, 2006.

Related Party Transactions

We were a party to a Management Agreement with Capture 2004, L.P., dated as of October 14, 2004, in which we agreed to pay an annual management fee to Capture 2004, L.P. and reimburse Capture 2004, L.P. for reasonable out-of-pocket expenses directly related to the performance by Capture 2004, L.P. under the Management Agreement. The aggregate amount paid under this Management Agreement for the year ended December 31, 2006 was approximately $300,000. The Management Agreement was terminated as part of the 2007 Private Placement.

We have entered into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Liability and Indemnification of Officers, Directors and Certain Affiliates” for further information.

We entered into an agreement with Mr. Inserra whereby certain of our subsidiaries lease equipment used in our business from Mr. Inserra for $57,500 per month, payable on a monthly basis. The agreement is month to month. We have leased such equipment from Mr. Inserra pursuant to an oral agreement since October 2004. In March 2007, we entered into written lease agreements with Mr. Inserra regarding the lease of such equipment. The aggregate amount of the lease payments under the lease for the years ended December 31, 2005 and 2006 was $256,912 and $625,428, respectively. In addition, we purchased equipment for $1.0 million from Mr. Inserra in 2006.

In September 2006, the Company purchased a multi-purpose construction vessel for approximately $900,000 from I-QUIP, a company controlled by Russell B. Inserra. At the time of the sale, Mr. Inserra was our Chairman of the Board and CEO. Our Board of Directors approved this purchase.

On March 27, 2007, we entered into a redemption agreement with Austin Ventures VII, L.P., Austin Ventures VIII, L.P., Mr. Inserra, Capture 2004, L.P., Orion Incentive Equity, L.P. and 2004 Orion LLP, which was amended and restated on May 8, 2007. Under the redemption agreement, as amended, as part of the 2007 Private Placement, we redeemed all of the shares of our preferred stock held by them for a price per share equal to $1,000 plus all accrued or declared but unpaid dividends, and repurchased all 16,053,816 shares of our common stock held by them for a price per share equal to $12.555, representing the offering price less the initial purchaser’s discount and placement fee. The purpose of the redemption agreement was to ensure that each of the principal stockholders would sell their stock to us, with the value of their common stock determined by the price of the 2007 Private Placement, and to evidence the sale of their stock. Each of the other parties to the redemption agreement was one of our former principal stockholders. Messrs. Kozlowski, Twomey and Bryant, who were members of our board of directors at the time the redemption agreement was executed, each had an interest in Capture 2004, L.P., Orion Incentive Equity, L.P. and 2004 Orion LLP. Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. had interests in

Orion Incentive Equity, L.P. Mr. Aragona, who was also a member of our board of directors at the time the redemption agreement was executed, is the general partner of AV Partners VII, L.P. and AV Partners VIII, L.P., which are the general partners of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P., respectively.

In early October 2007, we proposed to our directors a written policy (the “Policy”) on “Related Party Transactions.” A Related Party Transaction means any transaction, or series of similar transactions (and any amendments, modifications or changes thereto), in which the amount involved exceeds $120,000, to which we are a party, and in which any of the following persons has a direct or indirect material interest: (i) any of our directors, director nominees or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our equity securities; and (iii) any member of the immediate family of any of the foregoing persons (which shall include a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law) and persons sharing the same household of the foregoing persons. A Related Party Transaction does not include compensatory arrangements with our board or executive officers or certain other transactions.

The Policy provides that we shall not enter into any Related Party Transaction unless such transaction has been reviewed and approved in advance by a majority of disinterested directors serving on our audit committee and, if required, by the requisite vote of our full board of directors. The standard to be applied by the audit committee in evaluating a Related Party Transaction is whether the consideration to be paid or received in connection with any such transaction is no less favorable than terms available to an unaffiliated third party under the same or similar circumstances.

Since January 1, 2007, only the redemption agreement would have qualified as a Related Party Transaction. At the time of the execution of the redemption agreement, the Policy was not yet in effect. Our entire board was advised of the redemption agreement, its purpose and the nature of the transaction with our principal stockholders. The redemption agreement was then unanimously approved by our board of directors prior to its execution.

BUSINESS

Our Business

We are a leading marine specialty contractor serving the heavy civil marine infrastructure market. We provide a broad range of marine construction and specialty services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin. Our customers are federal, state and municipal governments as well as private commercial and industrial enterprises. We are headquartered in Houston, Texas.

We act as a single-source, turnkey solution for our customers’ marine contracting needs. Our heavy civil marine construction services include marine transportation facility construction, dredging, repair and maintenance, bridge building, marine pipeline construction, as well as specialty services. Our specialty services include salvage, demolition, diving, surveying, towing and underwater inspection, excavation and repair. While we bid on projects up to $50.0 million, during 2006 our average revenue per project was between $1.0 million and $3.0 million. Projects we bid on can take up to 36 months to complete, but the typical duration of our projects is from three to nine months. In 2006, we provided 99% of our services under fixed-price contracts, measured by revenue, and self-performed over 85% of our work, measured by cost.

We focus on selecting the right projects on which to work, controlling the critical path items of a contract by self-performing most of the work, and managing the profitability of a contract by recognizing change order opportunities and rewarding project managers for outperforming the estimated costs to complete projects. We use state-of-the-art, scalable enterprise-wide project management software to integrate functions such as estimating project costs, managing financial reporting and forecasting profitability.

Our revenues grew from $101.4 million in 2003 to $183.3 million in 2006, a CAGR of 21.8%, substantially all of which was organic. During that same period, our EBITDA grew from $15.3 million in 2003 to $33.0 million in 2006, a CAGR of 29.2%, and our income available to common shareholders increased from $4.9 million in 2003 to $10.3 million in 2006, a CAGR of 28.1%. Our growth has been driven by our ability to capitalize on increased infrastructure spending in our markets across our scope of operations. This increased spending has caused shortages of specialized equipment and labor, creating a favorable bidding environment for heavy civil marine projects. We believe that the demand for our infrastructure services has been, and will continue to be, driven and funded primarily by a wide variety of factors and sources including the following:

Industry Drivers	Representative Customers

Increasing North American Freight Capacity /Port and Channel Expansion and Maintenance	Port of Houston, Tampa Port Authority, Port of Lake Charles, South Basin Development, Houston Cement, North Point Properties, Alcoa, The Haskell Company, Manatee County Port Authority, Port of Brownsville
Deteriorating Condition of U.S. Intracoastal Waterways and Bridges	Corps of Engineers, Texas Department of Transportation (“TXDOT”), Florida Department of Transportation (“FDOT”), City of Tampa, City of St. Petersburg
Historic Federal Transportation Funding Bill	TXDOT, FDOT, Louisiana Department of Transportation & Development
Robust Cruise Industry Activity	St. Lucia Air & Sea Port Authority, Ambergris Cay, Dominica Port Authority, Bahamas Marine, Port of Canaveral, Grand Turks Cruise Terminal, Carnival Cruise Lines, Port Authority of Cayman Islands
Continuing U.S. Base Realignment and Closure Program Strong Oil and Gas Capital Expenditures	U.S. Navy, Corps of Engineers Kinder Morgan, Shell Oil, ITC, Valero, Bahamas Oil Refining, Gulfterra, Esso, Teppco, Oiltanking, ExxonMobil
Ongoing U.S. Coastal and Wetlands Restoration and Reclamation	Federal, State and Local Agencies, City of Myrtle Beach, Corps of Engineers
Recurring Hurricane Restoration and Repair	Federal Emergency Management Agency, U.S. Department of Agriculture, State Agencies and Private Companies
The Water Resources Development Act of 2007	Federal, State and Local Agencies

We believe the diversity of industry drivers and funding sources that affect our market as well as our ability to provide a broad range of services result in a less volatile revenue stream year-to-year.

At June 30, 2007, our backlog was approximately $120.6 million, compared with $112.3 million on June 30, 2006. Given the typical duration of our contracts, which ranges from three to nine months, our backlog at any point in time usually represents only a portion of the revenue that we expect to realize during a twelve month period. In addition to our backlog, we also have a substantial number of projects in negotiation or pending award at any given time. At June 30, 2007, we were in negotiation or pending award for approximately $14.6 million in new contracts we expect to be awarded; however, there can be no assurances that the negotiations will be successful or that these contracts will be executed and added to backlog. We expect to continue to grow our business organically, as well as selectively consider strategic acquisitions that improve our market position within our existing markets, expand our geographic footprint and increase our portfolio of services.

As of June 30, 2007, we employed a workforce of over 867 people, many of whom occupy highly skilled positions. None of our employees are members of a union. Our workforce is supported by a large fleet of specialty equipment, substantially all of which we own. We have built much of our most highly specialized equipment, including many of our dayboats, tenders and dredges, and we provide maintenance and repair service to our entire fleet. Our fleet is highly mobile, which enables us to easily relocate our specialized equipment to and across all of the regions that we serve.

On May 31, 2007, we completed a private placement of 20,949,196 shares of our common stock at a sale price of $13.50 per share to qualified institutional buyers, non-U.S. persons and accredited investors. The registration statement of which this prospectus is a part is being filed pursuant to the requirements of the registration rights agreement that we executed in connection with the 2007 Private Placement. We received net proceeds of approximately $261.5 million (after purchaser’s discount and placement fees) from the 2007 Private Placement. We used approximately $242.0 million of the net proceeds to purchase and retire all of our outstanding preferred stock and 16,053,816 shares of our common stock from our former principal stockholders. The remaining net proceeds of $19.5 million from the 2007 Private Placement are being used for working capital and general corporate purposes. In connection with the 2007 Private Placement, we entered into employment agreements and transaction bonus agreements with our executive officers and certain key employees. Under the agreements, we granted an aggregate of 26,426 shares of common stock, granted options to acquire an aggregate of 327,357 shares of common stock, and made an aggregate of $2.2 million in cash payments.

History

We were founded in 1994 as a marine construction project management business. We initially focused on a low cost, transient strategy of identifying marine construction work that we could execute profitably, regardless of location. Our initial strategy was to buy equipment at the job site, perform the work, then sell that equipment and move on to the next job at another location. During this time, we performed work along the continental U.S. coastline, as well as in Alaska, Hawaii and the Caribbean Basin, and our revenue grew to $14.4 million in 1996.

To improve our financial and competitive position, we decided in 1997 to expand beyond the project management business by establishing fixed operating bases. Between 1997 and 2003, we invested approximately $30.0 million in four acquisitions to broaden our operating capabilities and geographic footprint, and our revenue grew to $101.4 million in 2003.

Target/Acquisition Year	Strategic Rationale /Description

Mid Gulf Industrial (now Orion Construction) — 1997	• Established Texas Gulf Coast operating base
• Full service specialty marine contractor serving Houston ship channel; founded in 1954
King Fisher Marine — 1998	• Established dredging capabilities on Texas Gulf Coast
• Strength in pipeline construction; founded in 1940
Inter-Bay Marine (now part of Misener Marine Construction) — 2001)	• Established Florida Gulf Coast operating base
• Founded in 1962
Misener Marine — 2002	• Strengthened Florida operating base and enhanced Caribbean infrastructure expertise
• Strong transportation/bridge contractor; founded in 1945

On October 14, 2004, we were acquired by Orion Marine Group, Inc., formerly known as Hunter Acquisition Corp., a corporation formed and controlled by our former principal stockholders. Our former principal stockholders provided incremental financial and strategic resources necessary for our continued success including the following:

•	implementing stock based compensation;

•	transitioning senior leadership;

•	establishing standard bidding, project estimation, project controls and other operating systems, including expanding support personnel; and

•	implementing scalable internal software systems.

In September 2006, we acquired the assets of F. Miller Construction, based in Lake Charles, Louisiana, to serve as a platform for expansion within Louisiana and other Gulf Coast markets. F. Miller Construction was originally founded in 1932 and performs specialty marine construction projects, bridge construction projects, and complex sheet pile installations for both government and private industry customers.

In March and April 2007, we revised our subsidiary and holding company structure and amended our credit facility to increase the availability of indebtedness to fund future projects and any future acquisitions. With the proceeds we received from the 2007 Private Placement we substantially repaid all debt under our existing credit line and on July 10, 2007, we further restated our credit facility with our existing lenders.

Industry Overview

The U.S. Marine Transportation System (“MTS”) consists of waterways, ports and their intermodal connections, vessels, vehicles, and system users, as well as shipyards and repair facilities crucial to maritime activity. Forty-one states, including all states east of the Mississippi River, and 16 state capitals are served by commercially navigable waterways. More than 1,000 harbor channels and 25,000 miles of inland, intracoastal and coastal waterways in the U.S. serve over 300 ports, with more than 3,700 terminals that support passenger and cargo movements. More than 95% of the overseas trade that comes in or out of the U.S. arrives by ship through the MTS. The MTS is primarily an aggregation of federal, state, local and privately owned facilities and private companies.

The inland and intracoastal waterways in the U.S. operate as a system, and much of the commerce moves on multiple segments. These waterways are maintained by the Corps of Engineers as multi-purpose, multi-objective projects. They not only serve commercial navigation, but in many cases also provide hydropower, flood protection, municipal water supply, agricultural irrigation, recreation and regional development. These waterways — a system of rivers, lakes and coastal bays improved for commercial and recreational transportation — carry about one-sixth of the U.S.’s intercity freight. A single barge traveling the nation’s waterways can move the same amount of cargo as 58 semi-trucks at one-tenth the cost, reducing highway congestion and cost.

The heavy civil marine infrastructure industry serving the MTS is fragmented, comprised of mostly local companies serving regional markets. According to Engineering News-Record, we are the third largest heavy civil marine contractor in the U.S., measured by revenue, and we continue to drive towards our goal of becoming the largest. While it is difficult to estimate the total size of the heavy civil marine infrastructure market because of the numerous sources of funding for such projects, we believe that the market for marine construction services is driven by the following factors:

North American Freight Capacity /Port and Channel Expansion and Maintenance.  Ports and harbors are vital to trade for the U.S. economy, help position the U.S. as a leader in global trade and are essential for national security. As international trade continues to grow, we anticipate that U.S. ports will need to build larger dock space and deepen their channels to accommodate larger container, dry bulk and liquid cargo ships in order to remain globally competitive. The American Association of Port Authorities reported growth in container traffic at all of the top six U.S. ports — increases from 2004 to 2005 were between 2% and nearly 18% (as measured in 20-foot equivalent units (“TEU’s”)). Overall, U.S. Department of Transportation projections indicate that total freight moved through U.S. ports will increase by more than 50% from 2001 to 2020, and that international container traffic will more than double. To compensate for substantial increases in cargo traffic, U.S. ports plan to spend approximately $10.6 billion between 2004 and 2008. This spending will primarily cover the overall modernization of cargo processing facilities, other infrastructure improvements and dredging.

Ports located on the Gulf Coast can also expect greater volume growth as the Panama Canal expansion projects increase the traffic of large container ships from the Pacific Ocean bypassing Long Beach, California. As a part of our existing operations, we service the Port of Houston, the second largest port in the U.S., and the other major ports across the Gulf Coast and Florida. We are also targeting growth along the Atlantic Seaboard where larger ports, such as Savannah, Charleston and Norfolk, are located.

Deteriorating Condition of U.S. Intracoastal Waterways and Bridges.  U.S. inland and intercoastal waterways require substantial maintenance and improvement. While waterway usage is increasing, the facilities and supporting systems are aging. In its 2005 Report Card for America’s Infrastructure, the American Society of Civil Engineers (“ASCE”) graded the U.S. Navigable Waterway System as a D-. For example, nearly 50% of all Corps of Engineers maintained waterway locks are functionally obsolete, and by 2020, an estimated 80% will be obsolete.

The Corps of Engineers estimates that it would cost more than $125.0 billion to replace the present inland waterway system. Furthermore, as of 2003, according to the ASCE, 27.1% of the nation’s bridges were structurally deficient or functionally obsolete. The ASCE estimates that it will cost $9.4 billion per year for 20 years to eliminate all bridge deficiencies. Moreover, the annual investment required to prevent the bridge investment backlog from increasing is estimated at $7.3 billion. As the system ages, the infrastructure cannot support the growing traffic loads, resulting in frequent delays for repairs. At the same time, the repairs become more expensive due to long-deferred maintenance.

Federal Transportation Funding Bill.  There is a growing federal commitment to build, reconstruct and repair the U.S. transportation infrastructure. The $286.0 billion authorized by the highway funding legislation enacted in 2005 entitled the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (“SAFETEA-LU 2005”) provides funding through 2009, represents a 38% increase from the prior period’s spending bill and includes $22.0 billion to build, reconstruct and repair bridges. Even with this historic spending bill, the demand for infrastructure spending far outweighs the supply of funds. According to the ASCE, the U.S. will need $1.6 trillion over the next five years for infrastructure repairs to highways, dams, ports and bridges. As such, we expect that our core markets, as well as other geographic markets where we intend to increase our operations, will benefit considerably by higher transportation infrastructure spending:

•	Texas is ranked as the number one state for construction spending on highways and bridges. The anticipated Texas allocation from SAFETEA-LU 2005 of approximately $14.5 billion from 2005 to 2009 reflects a 37% increase from the prior spending bill.

•	Florida has experienced substantial population growth and requires significant spending to improve its transportation infrastructure. Florida also has the largest stretch of coastline of any state in the continental U.S., the area in which most of its population resides, increasing the need for coastal highway and bridge infrastructure. SAFETEA-LU 2005’s allocation for Florida is approximately $8.7 billion from 2005 to 2009, which reflects a 33% increase from the prior spending bill.

•	The remaining states into which we have expanded or plan to expand our operations include Louisiana, Mississippi, Alabama, Georgia, South Carolina, North Carolina and Virginia. The allocation from SAFETEA-LU 2005 for these states is approximately $27.8 billion in the aggregate from 2005 to 2009, reflecting a 30% increase from the prior spending bill.

Cruise Industry.  The cruise industry is the fastest-growing category in the leisure travel market. According to The International Counsel of Cruise Lines, the industry generated $16.2 billion in revenue in 2005 and, according to the Florida-Caribbean Cruise Association, since 1980, the industry has experienced an average annual passenger growth rate of 8.5% worldwide. The Caribbean Basin includes numerous cruise ports and is the most popular cruise destination in the North American market. According to The International Counsel of Cruise Lines, in 2005, over 64% of all U.S. embarkations originated from the ports within our service area of Miami, Galveston, Tampa, New Orleans, Everglades, and Canaveral. We anticipate that this increased activity will generate construction of new facilities for existing and additional cruise ports, and a need for repair and maintenances services for the existing port facilities and related infrastructure.

In North America, average passenger capacity rose at an average annual rate of 7.9% from 1981 to 2004. According to the Cruise Lines International Association, contracted passenger capacity will increase at an average annual rate of 4.5% from 2004 to 2008. These factors, along with the need for economies of scale, have necessitated the building of larger ships. Larger ships with deeper drafts, as well as an increase in the number of ships, have increased the need for substantial port infrastructure for embarkation, disembarkation and resupply. According to the Florida-Caribbean Cruise Association, approximately 22 new ships are already contracted or planned to be added to the North American fleet through 2009, driving expansion of cruise port and terminals within our markets.

U.S. Base Realignment and Closure Program (“BRAC”).  We anticipate that when military budget initiatives shift away from Iraq, a greater emphasis will be made towards improving domestic naval station infrastructure and implementing BRAC. The U.S. Navy has been a large customer of ours in the past, and we believe BRAC and other funding initiatives can be a significant source of growth for us in the future. Within our existing markets, one coastal naval station has been targeted for closure and three others have been targeted for realignment, which we expect to result in the need for increased infrastructure at the realigned facilities where personnel and equipment will be moved from facilities targeted for closure.

Oil and Gas Capital Expenditures.  We construct, repair and remove underwater pipelines, private refineries and terminal facilities and other critical oil and gas infrastructure. In the past, some of these facilities have delayed new capital expenditures, critical improvements and maintenance. Favorable commodity prices and higher refining margins have made these capital expenditures more economically attractive and driven greater general capital investment in oil and gas infrastructure. According to John S. Herold research, oil and gas expenditures have increased from $201.0 billion in 2004 to an estimated $237.0 billion in 2007.

We also believe that continued liquefied natural gas (“LNG”) terminal construction will drive demand for marine construction services across our service area. Within our existing service territory, three LNG port terminals are already operating, twelve more LNG port terminals have been approved by the Federal Energy Regulatory Commission (“FERC”) and applications for eight additional LNG port terminals have been filed with FERC.

U.S. Coastal and Wetland Restoration and Reclamation.  We believe that as coastal population density grows and waterfront property values increase, coastal population and demographic trends will cause an increase in the number of coastal restoration and reclamation projects. According to the U.S. Census Bureau, 53% of the U.S. population lives in coastal counties, which only account for 17% of the total land mass. Many people reaching retirement age choose to retire in coastal areas. As baby boomers begin to retire over the next few decades, further strains will be put on these areas. We believe that as the value of waterside assets rises from both a residential and recreational standpoint, citizens and municipalities will do more to protect these assets via restoration and reclamation projects.

Funding for the protection of natural habitats, environmental preservation, wetlands creation and remediation has increased significantly. The President’s Fiscal Year 2008 Budget requests $1.9 billion for high priority projects that will protect and restore sensitive marine and coastal areas, advance ocean science and research, and ensure sustainable use of ocean resources, which includes funds to work with state and local partners to protect valuable coastal and marine habitat, including projects along the Gulf Coast.

Hurricane Restoration and Repair.  Hurricanes can be very destructive to the existing marine infrastructure of the prime storm territories of the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin, including bridges, ports, underwater channels and sensitive coastal areas. The demand for hurricane restoration and repair services is supplemented by the federal government’s $94.5 billion spending package agreed to by House and Senate conferees in June 2006. Of the spending package, $19.8 billion is reserved for disaster relief, most of which will go to states in our operating territory. Typically, restoration and repair opportunities continue for several years after a major hurricane event. These events provide incremental projects to our industry that contribute to the favorable bidding environment and high capacity utilization in our markets.

Water Resources Development Act of 2007.  The Water Resources Development Act of 2007 (“WRDA”), legislation by which Congress authorizes water resources development projects, including environmental restoration and Deep Port dredging projects, moved through the House of Representatives and was passed by the Senate. On August 1, 2007, this bill proceeded to committee to resolve differences between the House and Senate versions. This is the final step before the bill is submitted to the President for signature. The bill, as currently written, provides for over $14 billion to be spent over a 10 year period for coastal restoration, flood control, beach nourishment, lock and ship channel restoration and hurricane protection. Much of this funding pertains to our market areas of Texas, Louisiana, Mississippi, Florida and South Carolina.

Competitive Strengths

We believe we have the following competitive strengths:

Breadth of Capabilities.  Unlike many of our competitors, we provide a broad range of marine construction services for our customers. These services include marine transportation facility construction, dredging, repair and maintenance, bridge building and marine pipeline construction, as well as specialty services. Our specialty services include salvage, demolition, diving and underwater inspection, excavation and repair. By offering a breadth of services, we act as a single-source provider with a turnkey solution for our customers’ marine contracting needs. We believe this distinguishes us from smaller, local competitors, giving us an advantage in competitive bidding for certain projects. Furthermore, we believe our broad service offering and ability to complete smaller projects strengthens our relationships with our customers.

Experienced Management Team.  Our executive officers and senior project managers have an average of 28 years of experience in the heavy civil construction industry, an average of 26 years of experience in the heavy civil marine infrastructure industry and an average of 18 years of experience with us and our predecessor companies. Our strong management team has driven operational excellence for us, as demonstrated by our high organic growth, disciplined bidding process and what we believe to be leading industry margins. We believe our management has fostered a culture of loyalty, resulting in high employee retention rates.

High Quality Fleet and Marine Maintenance Facilities.  Our fleet, substantially all of which we own, consists of the following:

•	over 260 vessels of various sizes and capabilities, including 55 spud barges and material barges, and five major cutter suction dredges and three portable dredges, 49 tug boats and push boats;

•	over 215 cranes and other large pieces of equipment, including 48 crawler cranes and hydraulic cranes; and

•	numerous pieces of smaller equipment.

We are capable of building, and have built, much of our highly specialized equipment and we provide maintenance and repair service to our entire fleet. For example, we recently manufactured our newest dredge, which can operate on either diesel fuel or electric power, allowing us to complete projects with specified limits on nitrogen oxide (NOX) emissions, an increasingly common specification on our projects. Because some of our equipment operates 24 hours a day, seven days a week, it is essential that we are able to minimize equipment downtime. We achieve this by operating our own electrical and machine shops, stocking long-lead spares and staffing maintenance teams on-call 24 hours a day, seven days a week to handle repair emergencies. We also own and maintain dry dock facilities, which reduce our equipment downtime and dependence on third party facilities. Our primary field offices in Channelview, Texas, Port Lavaca, Texas, and Tampa, Florida, are all located on waterfront properties and allow us to perform repair and maintenance activities on our equipment and to mobilize and demobilize equipment to and from our projects in a cost efficient manner.

Financial Strength /Conservative Balance Sheet.  Financial strength is often an important consideration for many customers in selecting infrastructure contractors and directly affects our bonding capacity. In 2006, approximately 69% of our projects, measured by revenue, required some form of bonding. As of December 31, 2006, we had cash on hand of $18.6 million and senior debt of $25.0 million, resulting in a net debt position of $6.4 million. Most of our competitors are smaller, local companies with limited bonding capacity. We believe our financial strength and bonding capacity allow us to bid multiple projects and larger projects that most of our competitors may not be able to bond.

Self-Performance of Contracts.  In 2006, we self-performed over 85% of our marine construction and dredging projects, measured by cost, meaning that we performed the projects using our own employees and equipment instead of using subcontractors. By self-performing our contracts, we believe we can more effectively manage the costs and quality of each of our projects, thereby better serving our customers and increasing our profitability. Our breadth of capabilities and our high quality fleet give us the ability to self-perform our contracts, which we believe distinguishes us from many of our competitors, who will often subcontract significant portions of their projects.

Project Selection and Bidding Expertise.  Our roots as a project management business have served us well, creating a project management culture that is pervasive throughout our organization. We focus on selecting the right projects on which to bid, controlling the critical path items of a contract by self-performing the work and managing the contract profitably by appropriately structuring rewards for project managers and recognizing change order opportunities, which generally allow us to increase revenue and realize higher margins on a project. Our intense focus on profitably executing contracts has resulted in only a small number of unprofitable contracts since our founding. We use state-of-the-art, scalable enterprise-wide project management software to integrate functions such as estimating project costs, managing financial reporting and forecasting profitability.

Strong Regional Presence.  We are a market leader in most of our primary markets. We believe our operations are strategically located to benefit from favorable industry trends, including increasing port expansion and maintenance, highway funding, oil and gas expenditures, coastal restoration and hurricane restoration and repair activity. For example, the Port of Houston, one of the largest ports in the U.S., and the Port of Tampa and their adjacent private industry customers generate both new marine construction and annual maintenance of existing dock facilities. In addition, the Texas Gulf Coast does not have any natural deep water ports, requiring all of its channels and ports to depend significantly on maintenance dredging, which is a significant source of recurring revenue. Our strong regional presence allows us to more efficiently deploy and mobilize our equipment throughout the areas in which we operate.

Growth Strategy

We intend to use the following strategies to increase revenue:

Expand and Fill in Our Service Territory.  We intend to continue to grow our business by seeking opportunities in other geographic markets by establishing a physical presence in new areas through selective acquisitions or greenfield expansions. Over the last several years, we have successfully expanded our services into Florida, the Caribbean Basin and Louisiana through strategic acquisitions. We have also pursued greenfield growth opportunities on the Atlantic Seaboard by opening a Jacksonville, Florida office. We believe that the establishment of a geographic base improves our returns within a given market, reducing mobilization and demobilization costs, improving and increasing capacity utilization and improving work force economics and morale. We focus on establishing bases in markets with solid, long-term fundamentals. In particular, in the near-term we intend to establish additional operating bases in two geographic regions: along the Gulf Coast between Texas and Florida and along the Atlantic Seaboard, working north from Florida to the Chesapeake Bay. In the longer term, we intend to establish a presence in the Mississippi River System, on the West Coast of the U.S. and on the New England Coast of the U.S.

Pursue Strategic Acquisitions.  We intend to evaluate acquisition opportunities in parallel with our greenfield expansion. Our strategy will include timely and efficient integration of such acquisitions into our culture, bidding process and internal controls. We believe that attractive acquisition candidates are available due to the highly fragmented and regional nature of the industry, high cost of capital for equipment and the desire for liquidity among an aging group of existing business owners. We believe our financial strength, industry expertise and experienced management team will be attractive to acquisition candidates.

Continue to Capitalize on Favorable Long-Term Industry Trends.  Our growth has been driven by our ability to capitalize on increased infrastructure spending across the multiple end-markets we serve including port infrastructure, government funded projects transportation, oil and gas, and environmental restoration markets. We believe these long-term industry trends, described in more detail in “Industry Overview,” have significantly contributed to the funding and demand for our infrastructure services. This increased spending has caused shortages of specialized equipment and labor, creating a favorable bidding environment for heavy civil marine projects. We are well-positioned to continue to benefit from these long-term industry trends.

Continue to Enhance Our Operating Capabilities.  Since our inception, we have focused on pursuing technically complex projects where our specialized services and equipment differentiate us from our competitors. Our breadth of services and ability to self-perform a high percentage of our projects has enabled us to better and more cost-effectively serve our customers’ needs. We intend to continue to enhance our operating capabilities across all of our present and future markets in order to better serve our customers and further differentiate ourselves from our competitors.

Services

We are a leading marine specialty contractor serving the heavy civil marine infrastructure market. We provide a broad range of marine construction services as follows:

Marine Construction Services.  Marine construction services include the construction of marine transportation facilities, marine pipelines, bridges and causeways and marine environmental structures, as well as specialty services. We also have the capability of providing design-build services for these marine construction projects.

Marine Transportation Facilities.  We provide construction, repair and maintenance services to all types of marine transportation facilities. We serve as the prime contractor for many of these heavy civil marine construction projects, some of which are design-build contracts. These projects are typically for steel or concrete fabricated dock or mooring structures designed for durability and longevity, and involve driving piles of concrete, pipe, or sheet pile up to 90 feet below the surface to provide a foundation for the port facility that we subsequently construct on the piles. These projects include the construction of the following:

•	public port facilities for container ship loading and unloading;

•	cruise ship port facilities;

•	private terminals;

•	special-use Navy terminals; and

•	recreational use marinas and docks.

We also provide on-going maintenance and repair, as well as inspection services and emergency repair, demolition and salvage to existing port facilities and port facilities we have constructed.

Marine Pipeline Services.  We provide construction, installation, repair, maintenance and removal of underwater pipelines. These projects require specialized equipment and expertise. Most of these projects involve trenching and jetting the sea floor to lay the pipe. The type and size of pipe we lay varies significantly, including steel, concrete and armored pipe with diameters ranging from 16 inches to over 90 inches. These projects include the following:

•	installing and removing of underwater buried pipeline transmission lines;

•	installing pipeline intakes or outfalls for industrial facilities;

•	constructing pipeline outfalls for wastewater and industrial discharge;

•	performing river crossing and directional drilling;

•	creating hot taps and tie-ins; and

•	conducting inspection and repairs.

Bridge and Causeway Construction.  We construct, repair and maintain all types of bridges and causeways over marine environments. We serve as the prime contractor for many of these heavy civil projects, some of which are design-build contracts. These projects involve fabricating steel or concrete structures designed for durability and longevity, and involve driving piles of concrete, pipe or sheet to create support for the concrete deck roadways that we subsequently construct on the piles. These piles can exceed 50 inches in diameter, can range up to 170 feet in overall length and are often driven 90 feet into the sea floor. We have constructed bridges up to 7 miles in length requiring over 2,000 piles and 30,000 cubic yards of concrete. We also provide on going maintenance and repair, as well as emergency repair, to bridges and pile supports for bridges.

Marine Environmental Structures.  We construct marine structures and install products used for erosion control, wetlands creation and environmental remediation. These projects include the following:

•	installing concrete mattresses to ensure erosion protection;

•	constructing levees to contain environmental mitigation projects; and

•	installing geotubes for wetlands and island creation.

Specialty Services.  Our specialty services include salvage, demolition, surveying, towing, diving and underwater inspection, excavation and repair. Our diving services are largely performed in shallow water with little to no visibility and include inspections, salvage and pile restoration and encapsulation. Our survey services include surveying pipelines and performing hydrographic surveys which determine the configuration of the floors of bodies of water and detect and identify wrecks and obstructions. Most of these specialty services support our other construction services and provide an incremental touch-point with our customers, strengthening relationships and providing leads for new business.

Dredging Services.  Dredging generally involves enhancing or preserving the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Dredging involves removing mud and silt off the channel floor by means of a mechanical backhoe, crane and bucket or cutter suction dredge and pipeline system. Dredging is integral for the following types of capital and maintenance projects:

•	providing maintenance dredging for previously deepened waterways and harbors to remove silt, sand and other accumulated sediments;

•	constructing breakwaters, jetties, canals and other marine structures;

•	deepening ship channels and wharves to allow access to larger, deeper draft ships;

•	containing erosion of wetlands and coastal marshes;

•	conducting land reclamation;

•	assisting in beach nourishment; and

•	creating wildlife refuges.

Maintenance projects provide a source of recurring revenue as active channels typically require dredging every one to three years due to natural sedimentation. The frequency of maintenance dredging can be accelerated by rainfall and major weather events such as hurricanes. Areas where no natural, deep water ports exist, like the Texas Gulf Coast, require substantial maintenance dredging. We also maintain multiple specialty dredges of various sizes and specifications to meet customer needs.

Customers

Our customers include federal, state and local governments, as well as private commercial and industrial enterprises. Most projects are competitively bid, with the award going to the lowest qualified bidder. Our top 20 customers accounted for approximately 83%, 85% and 85% of our total revenues during the year ended December 31, 2006, December 31, 2005, and December 31, 2004, respectively. Other than the Corps of Engineers, we are not dependent upon any single customer or group of customers on an ongoing basis and do not believe the loss of any single customer or group of customers would have a material adverse effect on our business.

For the year ended December 31, 2006, we had three customers that each accounted for 10% or more of our total revenue. Revenue from the Corps of Engineers totaled approximately $41.4 million or 22.6% of our total revenue, revenue from the Port of Houston totaled approximately $27.4 million or 14.9% of our total revenue, and revenue from TXDOT totaled approximately $18.7 million or 10.2% of our total revenue. For the year ended December 31, 2005, we had two customers that each accounted for more than 10% of our total revenue. Revenue from TXDOT totaled approximately $22.5 million or 13.4% of our total revenue and revenue from the Corps of Engineers totaled approximately $21.5 million or 12.9% of our total revenue. On a combined basis for the Predecessor and Successor for the year ended December 31, 2004, we had two customers that each accounted for more than 10% of our total revenue. Revenue from the Corps of Engineers totaled approximately $30.5 million or 23.4% of our total revenue and revenue from TXDOT totaled approximately $14.4 million or 11.1% of our total revenue.

A significant portion of our revenue is from federal, state or local governmental agencies in the United States. The following table represents concentrations of revenue for the years ended December 31, 2005 and 2006:

	2005		2006
	Revenue	Percent	Revenue	Percent
	(Dollars in thousands)

Federal Government	$28,214	16.9%	$43,682	23.8%
State Governments	40,990	24.5	29,172	15.9
Local Municipalities	37,237	22.2	59,159	32.3
Private Companies	60,874	36.4	51,265	28.0

Total	$167,315	100.0%	$183,278	100.0%

Management at each of our operating locations is responsible for developing and maintaining successful long-term relationships with customers. They build upon existing customer relationships to secure additional projects and increase revenue from our current customer base. Many of these customer relationships originated decades ago and are maintained through a partnering approach to account management which includes project evaluation and consulting, quality performance, performance measurement and direct customer contact. At each of our operating locations, management maintains a parallel focus on pursuing growth opportunities with prospective customers.

Bidding Process

Most of our contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The nature of the specified services dictates the type of equipment, material and labor involved, all of which affect the cost of performing the contract and the price that marine construction service providers will bid. Contracts for projects are generally awarded to the lowest qualified bidder, provided the bid is no greater than the amount of funds that are budgeted and available for the project. If all bids are greater than the available funds then projects may be subject to rebid or cancellation as a result of budget constraints.

For contracts under its jurisdiction, the Corps of Engineers typically prepares a cost estimate based on the specifications of the project. To be successful, the Corps of Engineers must determine that the bidder is a responsible bidder (i.e., a bidder that generally has the necessary equipment and experience to successfully complete the project) and the bidder must submit the lowest responsive bid that does not exceed 125% of an estimate the Corps of Engineers determines to be fair and reasonable.

Some government contracts are awarded by a sole source procurement process through negotiation between the contractor and the government, while other projects have been recently bid through a “request for proposal” (“RFP”) process. The RFP process allows the project award to be based on the technical capability of the contractor’s equipment and methodology, as well as price, and has, therefore, been advantageous to us since we have the technical engineering expertise and equipment versatility to comply with a variety of project specifications.

Contract Provisions and Independent Contractors

Our contracts with our customers are primarily “fixed price.” Fixed price contracts are priced on a lump-sum basis under which we bear the risk of performing all the work for the specified amount. Our contracts are generally obtained through competitive bidding in response to advertisements by federal, state and local government agencies and private parties. Less frequently, contracts may be obtained through direct negotiations. Our contract risk mitigation process includes identifying risks and opportunities during the bidding process and review of bids fitting certain criteria by various levels of management.

There are a number of factors that can create variability in contract performance and results as compared to a project’s original bid. The most significant of these include the completeness and accuracy of the original bid, costs associated with added scope changes, extended overhead due to owner and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the project and a change in the availability and proximity of equipment and materials. All of these factors can impose inefficiencies on contract performance, which can drive up costs and lower profits. Conversely, if any of these or other factors are more positive than the assumptions in our bid, project profitability can improve.

All state and federal government contracts and most of our other contracts provide for termination of the contract for the convenience of the contract owner, with provisions to pay us for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past. Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met and these amounts can be significant.

We act as prime contractor on most of the projects we undertake and, as such, are responsible for the performance of the entire contract. We accomplish the majority of our projects with our own resources. We occasionally use subcontractors to perform portions of our contracts and to manage work flow. In 2006, we subcontracted approximately 14% of our marine construction and specialty projects by cost to independent contractors. These independent contractors typically are sole proprietorships or small business entities. Independent contractors typically provide their own employees, vehicles, tools and insurance coverage. We are not dependent on any single independent contractor. Our contracts with our subcontractors may contain provisions limiting our obligation to pay the subcontractor if our customer has not paid us and to hold our subcontractors liable for their portion of the work. We typically require surety bonding from our subcontractors on projects for which we supply surety bonds to our customers; however, we may provide bonding for some of our qualified subcontractors. We may be subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated.

Competition

We compete with several regional marine construction services companies and a few national marine construction services companies. From time-to-time, we compete with certain national land-based heavy civil contractors that have greater resources than we do. Our industry is highly fragmented with competitors generally varying within the markets we serve and with few competitors competing in all of the markets we serve or for all of the services that we provide. We believe that our turnkey capability, expertise, experience and reputation for providing safe and timely quality services, safety record and programs, equipment fleet, financial strength, surety bonding capacity, knowledge of local markets and conditions, and project management and estimating abilities allow us to compete effectively. We believe significant barriers to entry exist in the markets in which we operate, including the ability to bond large projects, maritime laws, specialized marine equipment and technical experience; however, a U.S. company that has adequate financial resources, access to technical expertise and specialized equipment may become a competitor.

Bonding

In connection with our business, we generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time-to-time. The capacity of the surety market is subject to market-driven fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. When the surety market capacity shrinks it results in higher premiums and increased difficulty obtaining bonding, in particular for larger, more complex projects throughout the market. The bonds we provide typically are for the amount of the project and have face amounts ranging from $1.0 to $50.0 million. As of December 31, 2006, we had approximately $100.0 million in surety bonds outstanding. On December 31, 2006, we believe our capacity under our current bonding arrangement was $250.0 million in aggregate surety bonds.

Backlog

Our contract backlog represents our estimate of the revenues we expect to realize under the portion of the contracts remaining to be performed. Our backlog at June 30, 2007 was approximately $120.6 million and at June 30, 2006 was approximately $112.3 million. These estimates are subject to fluctuations based upon the scope of services to be provided, as well as factors affecting the time required to complete the job. In addition, because a substantial portion of our backlog relates to government contracts, the projects that make up our backlog can be canceled at any time without penalty; however, we can generally recover actual committed costs and profit on work performed up to the date of cancellation. Consequently, backlog is not necessarily indicative of future results. We have not been materially adversely affected by contract cancellations or modifications in the past. Our backlog includes only those projects for which the customer has provided an executed contract or change order.

Trade Names

We operate under a number of trade names, including Orion Marine Group, King Fisher Marine Service, Orion Construction, Orion Diving & Salvage, Misener Marine Construction and Misener Diving & Salvage and F. Miller Construction. We do not generally register our trademarks with the Patent & Trademark Office, but instead rely on state and common law protections. While we consider our trade names to be valuable assets, we do not consider any single trademark to be of such material importance that its absence would cause a material disruption of our business.

Equipment

Our fleet, substantially all of which we own, consists of over 260 pieces of specialized equipment, including 55 spud barges and material barges, and five major cutter suction dredges and three portable dredges, 49 tug boats and push boats. In addition, we have over 215 cranes and other large pieces of equipment, including 48 crawler cranes and hydraulic cranes, as well as numerous pieces of smaller equipment. We have the ability to extend the useful life of our equipment through capital refurbishment at periodic intervals. We are also capable of building, and have built, much of our highly specialized equipment. Over the five years ended December 31, 2006, we invested approximately $43.9 million in our fleet, facilities and equipment which includes the following:

•	Barges — Spud barges, material barges, deck barges, anchor barges and fuel barges are used to provide work platforms for cranes and other equipment, to transport materials to the project site and to provide support for the project at the project site.

•	Dayboats — Small pushboats, dredge tenders and skiffs are used to shift barges at the project site, to move personnel and to provide general support to the project site.

•	Tugs — Larger pushboats and tug boats are used to transport barges and other support equipment to and from project site.

•	Dredges — 20” cutter head suction dredges (diesel/electric), 20” cutter head suction dredges (diesel), and 12” portable cutter head suction dredges are used to provide dredging service at the project site.

•	Cranes — Crawler lattice boom cranes with lift capability from 50 tons to 250 tons and hydraulic rough terrain cranes with lift capability from 15 tons to 60 tons are used to provide lifting and pile driving capabilities on the project site, and to provide bucket work, including mechanical dredging and dragline work, to the project site.

We believe that our equipment generally is well maintained and suitable for our current operations. Most of our fleet is serviced by our own mechanics who work at various maintenance sites and facilities, including our dry dock facilities. Our strategy is to move our fleet from region-to-region as our projects require. We have pledged our owned equipment as collateral under our credit facility.

Equipment Certification

Some of our equipment requires certification by the U.S. Coast Guard and, where required, our vessels’ permissible loading capacities require certification by the American Bureau of Shipping (“ABS”). ABS is an independent classification society which certifies that certain of our larger, seagoing vessels are “in-class,” signifying that the vessels have been built and maintained in accordance with ABS rules and the applicable U.S. Coast Guard rules and regulations. Many projects, such as beach nourishment projects with offshore sand requirements, dredging projects in exposed entrance channels, and dredging projects with offshore disposal areas, are restricted by federal regulations to be performed only by dredges or scows that have U.S. Coast Guard certification and a load line established by the ABS. All of our vessels that are required to be certified by ABS have been certified as “in-class.” These certifications indicate that the vessels are structurally capable of operating in open waters and enhance the mobility of our fleet.

Properties

Our corporate headquarters is located at 12550 Fuqua, Houston, Texas 77034, with 16,440 square feet of office space that we lease, with an initial term expiring July 12, 2015 and with two five year extensions at our option. Our finance, human resources, marketing and executive offices are located at this facility, along with operating personnel. As of June 30 2007, we owned or leased the following additional facilities:

Location	Type of Facility	Size	Leased or Owned	Expiration of Lease

159 Highway 316 Port Lavaca, Texas	Waterfront maintenance and dock facilities, equipment yard and dry dock; regional office	17.5 acres	Owned	N/A
17140 Market Street Channelview, Texas	Waterfront maintenance and dock facilities, and equipment yard	23.7 acres	Owned	N/A
5600 West Commerce Street Tampa, Florida	Waterfront maintenance and dock facilities, equipment yard and dry dock; regional office	9.1 acres	Owned	N/A
5121 Highway 90 East Lake Charles, Louisiana	Land based equipment yard and maintenance facility; regional office	8.9 acres	Leased	August 31, 2008, with 4 one-year extensions at our option
6821 Southpoint Drive North Suite 221 Jacksonville, Florida	Regional office	1,152 square feet	Leased	September 30, 2007, renewable for 6-month intervals
City of Port Lavaca Port Commission Port Lavaca, Texas	Safe Harbor	6.6 acres	Leased	March 31, 2012
1500 Main Street Ingleside, Texas	Regional office	4 acres	Leased	May 1, 2009
5440 W. Tyson Avenue Tampa, Florida 33611	Regional office	6,160 square feet	Leased	May 31, 2010

We believe that our existing facilities are adequate for our operations. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Our real estate assets are pledged to secure our credit facility.

Training, Quality Assurance and Safety

Performance of our services requires the use of heavy equipment and exposure to potentially dangerous conditions. Our domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational and health and safety standards. Our domestic shore operations are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with these U.S. Coast Guard and OSHA requirements.

We are committed to a policy of operating safely and prudently, and our safety record reflects this focus. We have established company-wide training and educational programs, as well as comprehensive safety policies and regulations, by sharing “best practices” throughout our operations. As is common in our industry, we may be subject to claims by employees, customers and third parties for property damage and personal injuries.

Risk Management and Insurance

We are committed to ensuring that our employees perform their work safely. We regularly communicate with our employees to promote safety and to instill safe work habits. We have agreements to insure us for workers’ compensation, Jones Act and Longshore and Harbor Workers compensation, employer’s liability and general liability, subject to a deductible of $0 to $100,000 per occurrence. Our workers’ compensation and insurance expenses have been increasing for several years, notwithstanding our improving safety record. Because of this deductible and the rising cost of insurance, we have a direct incentive to minimize claims. The nature and frequency of employee claims directly affects our operating performance. In addition, many of our customer contracts require us to maintain specific insurance coverage.

The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers’ compensation is provided through traditional policies, subject to a deductible. A portion of the Company’s workers’ compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The Company maintains two levels of excess loss insurance coverage, $20 million in excess of primary coverage and $10 million in excess of the $20 million, which excess loss coverage responds to all of the Company’s insurance policies other than a portion of its Workers’ Compensation coverage and employee health care coverage. Our primary excess loss coverage responds to most of our policies when a primary limit of $1 million has been exhausted; provided that the primary limit for our Maritime Employer’s Liability Policy is $10 million and for our Watercraft Pollution Policy is $5 million.

Separately, the Company’s employee health care insurance is provided through a trust, administered by a third party. The Company funds the trust based on current claims. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate to claims incurred but not reported. The accruals are derived from actuarial studies, known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of the ultimate expected loss.

We believe such accruals to be accurate. However, self-insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Therefore, if actual experience differs from the assumptions used in the actuarial valuation, adjustments to the reserve may be required and would be recorded in the period that the experience becomes known.

Many of our employees are covered by federal maritime law, including provisions of the Jones Act, the Longshore and Harbor Workers Act and the Seaman’s Wage Act. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

Government Regulations

Our operations are subject to compliance with regulatory requirements of federal, state and local government agencies and authorities including the following:

•	regulations concerning workplace safety, labor relations and disadvantaged businesses;

•	licensing requirements applicable to shipping and dredging; and

•	permitting and inspection requirements applicable to marine construction projects.

We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses.

We are subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act and the Vessel Documentation Act. These statutes require vessels engaged in the transport of merchandise or passengers between two points in the U.S. or dredging in the navigable waters of the U.S. to be documented with a coastwise endorsement, to be owned and controlled by U.S. citizens, to be manned by U.S. crews, and to be built in the U.S. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S.-citizen owned, and prohibit the demise or bareboat chartering of the vessel to any entity that does not meet the 75% U.S. citizen ownership test. These statutes, together with similar requirements for other sectors of the maritime industry, are collectively referred to as “cabotage” laws.

Environmental Matters

General.  Our marine infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection, including air emissions, water quality, solid waste management, marine and bird species and their habitats, and wetlands. Such laws and regulations may require that we or our customers obtain, and that we comply with, various environmental permits, registrations, licenses and other approvals. These laws and regulations also can restrict or impact our business activities in many ways, such as delaying the appropriation and performance of particular projects; restricting the way we handle or dispose of wastes; requiring remedial action to mitigate pollution conditions that may be caused by our operations or that are attributable to others; and enjoining some or all of our operations deemed in non-compliance with environmental laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining future operations.

We believe that compliance with existing federal, state and local environmental laws and regulations will not have a material adverse effect on our business, results of operations, or financial condition. We do not believe that material capital expenditures will be required for environmental controls in the near term. Nevertheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. The following is a discussion of the environmental laws and regulations that may have a material effect on us.

Waste Management.  Our operations generate hazardous and non-hazardous solid wastes that are subject to the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and non-hazardous solid wastes. Under the auspices of the U.S. Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own more stringent requirements. Generators of hazardous wastes must comply with certain standards for the accumulation and storage of hazardous wastes, as well as recordkeeping and reporting requirements applicable to hazardous waste storage and disposal activities.

Site Remediation.  The Comprehensive, Environmental Response, Compensation and Liability Act (“CERCLA”), also known as “Superfund,” and comparable state laws and regulations impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for the disposal of hazardous substances at offsite locations, such as landfills. CERCLA authorizes the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third parties often file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own or lease properties that may have been used by other industries for a number of years. Although we typically have used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such substances have been taken for disposal. In addition, some of the properties may have been operated by third parties or by previous owners whose treatment and disposal or release of wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.

Water Discharges.  The Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), and analogous state laws impose strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S., including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA also regulates the discharge of dredged or fill material into waters of the U.S., and activities that result in such discharge generally require permits issued by the Corps of Engineers. Under the CWA, federal and state regulatory agencies may impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The Oil Pollution Act of 1990 (“OPA”), which amends and augments the CWA, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the U.S. OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. For instance, OPA requires vessel owners and operators to establish and maintain evidence of financial responsibility sufficient to cover liabilities related to an oil spill for which such parties are statutorily responsible. We believe we are in compliance with all applicable OPA financial responsibility obligations. In addition, while OPA 90 requires that certain vessels be outfitted with double hulls by 2015, given the make up and expected make up of our fleet of vessels, we do not expect to incur material expenditures to meet these requirements.

Air Emissions.  The Clean Air Act (“CAA”) and comparable state laws restrict the emission of air pollutants from many sources, including paint booths, and may require pre-approval for the construction or modification of certain facilities expected to produce air emissions, impose stringent air permit requirements, or require the utilization of specific equipment or technologies to control emissions. We believe that our operations are in substantial compliance with the CAA.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, several states have declined to wait on Congress to develop and implement climate control legislation and have already taken legal measures to reduce emissions of greenhouse gases. For instance, at least nine states in the Northeast (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York and Vermont) and five states in the West (Arizona, California, New Mexico, Oregon and Washington) have passed laws, adopted regulations or undertaken regulatory initiatives to reduce the emission of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Also, as a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. Other nations have already agreed to regulate emissions of greenhouse gases pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol,” an international treaty pursuant to which participating countries (not including the United States) have agreed to reduce their emissions of greenhouse gases to below 1990 levels by 2012. Passage of climate control legislation or other regulatory initiatives by Congress or various states of the U.S., or the adoption of regulations by the EPA and analogous state agencies that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse affect on our operations and demand for our services.

Endangered Species.  The Endangered Species Act (“ESA”) restricts activities that may affect endangered species or their habitats. We conduct activities in or near areas that may be designated as habitat for endangered or threatened species. For instance, seasonal observation of endangered or threatened West Indian Manatees adjacent to work areas may impact construction operations within our Florida market. Manatees generally congregate near warm water sources during the cooler winter months. Additionally, our dredging operations in the Florida market are impacted by limitations for placement of dredge spoil materials on designated spoil disposal islands, from April through August of each year, when the islands are inhabited by nesting colonies of protected bird species. Further, restrictions on work during the Whooping Crane nesting period in the Aransas Pass National Wildlife Refuge from October 1 through April 15 each year and during the non-dormant grass season for sea grass in the Laguna Madre from March 1 through November 30 each year impact our construction operations in the Texas Gulf Coast market. We plan our operations and bidding activity with these restrictions and limitations in mind, and they have not materially hindered our business in the past. However, these and other restrictions may affect our ability to obtain work or to complete our projects on time in the future. In addition, while we believe that we are in material compliance with the ESA, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Employees

As of June 30, 2007, we had 867 employees, 195 of whom were full-time salaried personnel and most of the remainder are hourly personnel. We will hire additional employees for certain large projects and, subject to local market conditions, additional crew members are generally available for hire on relatively short notice. Our employees are not represented by any labor unions. We consider our relations with our employees to be good.

Legal Proceedings

Although we are subject to various claims and legal actions that arise in the ordinary course of business, except as described below, we are not currently a party to any material legal proceedings or environmental claims.

We have been named as one of numerous defendants in various individual claims and lawsuits brought in the United States District Court for the Eastern District of Louisiana by or on behalf of the residents and landowners of New Orleans, Louisiana and surrounding areas. These suits have been classified as a subcategory of suits under the more expansive proceeding, In re Canal Breaches Consolidation Litigation, Civil Action No. 05-4182, (E.D. La.), which was instituted in late 2005. While not technically class actions, the individual claims and lawsuits are being prosecuted in a manner similar to that employed for federal class actions. The claims are based on flooding and related damage from Hurricane Katrina. In general, the claimants state that the flooding and related damage resulted from the failure of certain aspects of the levee system constructed by the Corps of Engineers, and the claimants seek recovery of alleged general and special damages. The Corps of Engineers has contracted with various private dredging companies, including us, to perform maintenance dredging of the waterways. Based on the recent decision of the trial court (In re Canal Breaches Consolidation Litigation, Civil Action No: 05-4182, “Order and Reasons,” March 9, 2007 (E.D. La, 2007)), we believe that we will not have liability under these claims unless we deviated from our contracted scope of work on a project. In June of this year, however, the plaintiffs appealed this decision to the United States Court of Appeals for the Fifth Circuit, where the appeal is currently pending. Substantive proceedings in the appeals case have yet to commence.

From time-to-time, we are a party to various other lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to such lawsuits, claims and proceedings, we accrue reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, cash flows, or on our financial condition.

MANAGEMENT

Directors

Set forth below are the names, ages and positions of our directors as of the date of this prospectus, as well as the year each director was first elected or appointed. Our amended and restated certificate of incorporation and our bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. All directors serve until their successors are elected and qualified. See “Board of Directors” below and “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws — Charter and Bylaws Provisions” for more information. In addition, all current directors are U.S. citizens. See “Description of Capital Stock — Restrictions on Ownership and Transfer — Restrictions on Foreign Ownership.”

			Year First Elected
Name	Age	Class(1)	or Appointed	Position with the Company

J. Michael Pearson	59	II	2006	President, Chief Executive Officer and Director,
Thomas N. Amonett	63	I	2007	Director
Richard L. Daerr, Jr.	63	II	2007	Chairman of the Board of Directors
Austin J. Shanfelter	50	III	2007	Director
Gene Stoever	69	III	2007	Director

(1)	Class I term expires in 2008; Class II term expires in 2009; and Class III term expires in 2010.

The following are biographical summaries, including the experience, of those individuals who serve as members of our board of directors:

J. Michael Pearson — Mr. Pearson has served as our President and Chief Executive Officer and as one of our directors since November 2006. Mr. Pearson joined us as Chief Operating Officer in March 2006 from Global Industries, Inc. (Nasdaq: GLBL), an offshore marine construction company, where he served as Chief Operating Officer from May 2002 to November 2005 and Senior Vice President, Strategic Planning from February 2002 to May 2002. Prior to joining Global Industries, Inc., Mr. Pearson served as a General Manager for Enron Engineering and Construction Co. from 2000 to 2001. Prior to that position, Mr. Pearson served as Executive Vice President for Transoceanic Shipping Co. in 1999 and President and Chief Executive Officer for International Industrial Services, Inc. from 1997 to 1999. From 1973 to 1997, Mr. Pearson served in various management capacities at McDermott International, Inc. (NYSE: MDR), including as Vice President and General Manager. Mr. Pearson is a Registered Professional Engineer in Louisiana and Texas.

Thomas N. Amonett — Mr. Amonett has been a member of our board since May 2007. He has been President, Chief Executive Officer and a director of Champion Technologies, Inc., a manufacturer and distributor of specialty chemicals and related services primarily to the oil and gas industry, since 1999. From November 1998 to June 1999, he was President, Chief Executive Officer and a director of American Residential Services, Inc., a company providing equipment and services relating to residential heating, ventilating, air conditioning, plumbing, electrical and indoor air quality systems and appliances. From July 1996 until June 1997, Mr. Amonett was Interim President and Chief Executive Officer of Weatherford Enterra, Inc., an energy services and manufacturing company. Mr. Amonett also served as the chairman of the board of TODCO, a provider of contract oil and gas drilling services primarily in the U.S. Gulf of Mexico shallow water and inland marine region from 2005 to 2007. He joined the Board of Hercules Offshore, Inc., a provider of contract oil and gas drilling services and liftboat services, on July 11, 2007, where he will be serving on the Nominating and Corporate Governance committee; as a director of Reunion Industries Inc. (AMEX: RUN), a specialty manufacturing company, since 1992, where he currently serves on the compensation and audit committees; and a director of Bristow Group Inc. (NYSE: BRS), a global provider of helicopter services, since 2006, where he currently serves on the audit committee and executive compensation committee.

Richard L. Daerr, Jr. — Mr. Daerr has served as Chairman of the board since May 2007. Mr. Daerr is President of RK Enterprises a firm he founded in 1997 that assists companies and investor groups in developing and implementing strategic plans and initiatives focused primarily on the energy, biotechnology, engineering and construction and pharmaceuticals industries. From 1994 to 1996, Mr. Daerr served as President and Chief Executive Officer of Serv-Tech, Inc., an industrial services company that was listed on the Nasdaq. Mr. Daerr worked for CRSS, Inc. from 1979 to 1992 where he served as the President and Chief Operating Officer from 1990 to 1992. Prior to being acquired in 1995, CRSS, Inc. was a NYSE listed company and one of the largest engineering, architectural and construction management companies in the U.S. as well as one of the largest power producers in the U.S. Mr. Daerr has served on the boards of several private and public companies.

Austin J. Shanfelter — Mr. Shanfelter has been a member of our board since May 2007 and has served as chairman of our compensation committee since May 2007. He serves as a member of the board of directors of MasTec, Inc. (NYSE: MTZ), a publicly traded specialty contractor, and as a special consultant. Mr. Shanfelter served as Chief Executive Officer and President of MasTec from August 2001 until April 2007. From February 2000 until August 2001, Mr. Shanfelter was MasTec’s Chief Operating Officer. Prior to being named Chief Operating Officer, he served as President of one of their service offerings from January 1997. Mr. Shanfelter has been in the telecommunications infrastructure industry since 1981. Mr. Shanfelter currently serves as President of the Power and Communications Contractors Association (“PCCA”), an industry trade group, and has been a member of the board of directors since 1993. He is also the chairman of the Cable Television Contractors Council of the PCCA. Mr. Shanfelter has also been a member of the Society of Cable Television Engineers since 1982 and the National Cable Television Association since 1991.

Gene Stoever — Mr. Stoever has been a member of our board since May 2007 and has served as chairman of our audit committee since May 2007. He was an audit partner with KPMG LLP from 1969 until his retirement in 1993. During his 32-year tenure with KPMG, he served domestic and multinational clients engaged in the manufacturing, refining, oil and gas, distribution, real estate and banking industries, as well as serving as SEC Reviewing Partner responsible for advising and reviewing client filings with the SEC. Mr. Stoever currently serves as chairman of the audit committee of the board of directors of Propex, Inc. and Evolution Petroleum Corp. (AMEX: EPM) and previously served on the boards, and as chairman of the audit committee, of Purina Mills, Sterling Diagnostic Imaging and Exopack, LLC. Mr. Stoever is a Certified Public Accountant in Texas and a member of the Texas Society of Public Accountants.

Executive Officers

Set forth below is a list of the names, ages and positions of our executive officers as of the date of this prospectus. All executive officers hold office until their successors are elected and qualified.

Name	Age	Position with the Company/Subsidiary

J. Michael Pearson	59	President, Chief Executive Officer and Director,
Mark R. Stauffer	45	Vice President and Chief Financial Officer
Elliott J. Kennedy	53	Vice President
James L. Rose	42	President — Misener Marine Construction, Inc.
J. Cabell Acree, III	48	Vice President, General Counsel and Secretary

The following are biographical summaries of our executive officers (other than our chief executive officer, whose biographical summary is shown above):

Mark R. Stauffer — Mr. Stauffer has served as our Chief Financial Officer and Secretary since 2004. Mr. Stauffer served as our Chief Financial Officer and Vice President from 1999, when he joined us, to October 2004. Prior to joining us, Mr. Stauffer served in various capacities at Coastal Towing, Inc. from 1986 to 1999, including Vice President & Chief Financial Officer, Vice President-Finance, Controller, Accounting Manager and Staff Accountant. Mr. Stauffer is a Certified Public Accountant.

Elliott J. Kennedy — Mr. Kennedy has served as Vice President since 1994. From 1992 to 1994, Mr. Kennedy served as Project Manager for Triton Marine. Prior to joining Triton, Mr. Kennedy served as Estimator/Project Manager for the Insite Division of Nustone Surfacing, Inc. From 1983 to 1989, was Owner/Project Manager/

Estimator of E.J. Kennedy Design Construction. From 1980 to 1983, Mr. Kennedy was Project Manager/Superintendent for Infinity Construction.

James L. Rose — Mr. Rose was named President of Misener Marine Construction, Inc. in 2006. Prior to this position, Mr. Rose served as Area Manager for Jacksonville for Misener Marine from 2005 to 2006. From 2002 to 2005, Mr. Rose served as Project Engineer and Project Manager for Granite Construction Company. From 2001 to 2002, Mr. Rose served as Project Engineer and Project Manager for Misener Marine.

J. Cabell Acree, III — Mr. Acree joined us on August 13, 2007 as our Vice President and General Counsel. Prior to joining us, Mr. Acree served as Senior Vice President, General Counsel and Secretary of Exopack, LLC from 2002 to 2006; Senior Counsel to PCS Nitrogen, Inc. from 1997 to 2002; Assistant General Counsel to Arcadian Corporation from 1994 to 1997; and as an associate attorney with Bracewell and Giuliani from 1985 to 1993.

Board of Directors

The number of members of our board of directors will be determined from time-to-time by resolution of the board of directors. Our board of directors currently consists of five persons.

Our restated certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2008, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2009 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2010. The Class I director will be Mr. Amonett, the Class II directors will be Messrs. Pearson and Daerr, and the Class III directors will be Messrs. Stoever and Shanfelter. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws — Charter and Bylaw Provisions — Classified Board.”

In addition, our restated bylaws provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Code of Conduct

Our Board has adopted, as part of the Orion Marine Group, Inc. Code of Business Conduct and Ethics (the “Code of Conduct”), a series of corporate governance principles applicable to all our employees, officers and directors, designed to affirm our high standards of business conduct and to emphasize the importance of integrity and honesty in the conduct of our business. We believe that the ethical foundations outlined in our corporate governance principles and the Code of Conduct are critical to our ongoing success. The Code of Conduct is distributed to all of our employees.

The Code of Conduct is to promote, among other matters, the following conduct:

•	engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	avoid conflicts of interest, including disclosure of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	ensure that the disclosure in reports and documents that we file with the SEC and in our other public communications is full, fair, accurate, timely, and understandable;

•	comply with applicable governmental laws, rules, and regulations;

•	promptly report internally all violations of the Code of Conduct;

•	deter wrongdoing; and

•	promote accountability for adherence to the Code of Conduct.

Code of Ethics for Financial Employees

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the “Code of Ethics”), which applies to our Chief Executive Officer and each of our senior financial officers (including our principal financial officer and our principal accounting officer or controller), and complies with the rules of the SEC and Rule 406 of the Sarbanes-Oxley Act of 2002. The Code of Ethics is intended to deter wrongdoing and to promote, among other things, the following principles:

•	act with honesty, integrity and in an ethical manner;

•	promptly disclose to the chief legal officer, General Counsel or the board of directors, any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between such officer’s personal and professional relationships;

•	respect and maintain the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of his or her work for personal advantage;

•	promote ethical behavior in the work environment;

•	responsibly use and control all assets and resources employed by or entrusted to him or her;

•	ensure that accounting entries are promptly and accurately recorded and properly documented and that no accounting entry intentionally distorts or disguises the true nature of any business transaction;

•	prohibit the establishment of any undisclosed or unrecorded funds or assets for any purpose and provide for the proper and prompt recording of all disbursements of funds and all receipts;

•	maintain books and records that fairly and accurately reflect our business transactions;

•	devise, implement, maintain and monitor internal controls sufficient to assure that financial record-keeping objectives are met;

•	comply with generally accepted accounting standards and practices, rules, regulations and controls;

•	perform responsibilities with a view to causing our public communications, including periodic and other reports we file with the SEC, to be made on a timely basis with appropriate disclosures;

•	sign only those reports and other documents, including filings with the SEC, that he or she believes to be accurate and truthful;

•	not make, or tolerate to be made, false statements or entries for any purpose in our books and records or in any internal or external correspondence, memoranda or communication of any type, including telephone or electronic communications;

•	comply, as appropriate and with the advice of counsel (as necessary), with rules, laws, and regulations of federal, state and local governments;

•	not knowingly be a party to any illegal activity or engage in any act that will discredit his or her profession or us; and

•	promptly report to the chief legal officer, General Counsel or the audit committee any situation where this Code of Ethics or any of our other policies or conduct codes, or any law applicable to us or our employees, is being violated.

Committees of the Board

Our board of directors has established two committees: an audit committee and a compensation committee. We intend to establish a nominating and governance committee following this offering.

Audit Committee.  The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Messrs. Stoever (chairman), Amonett and Daerr are currently members of this committee. The principal duties of the audit committee are as follows:

•	to select the independent auditor to audit our annual financial statements;

•	to approve the overall scope of and oversee the annual audit and any non-audit service;

•	to assist management in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

•	to discuss the annual audited financial and quarterly statements with management and the independent auditor;

•	to discuss policies with respect to risk assessment and risk management; and

•	to review with the independent auditor any audit problems or difficulties and management’s responses.

Subject to a one-year phase in period, Sarbanes-Oxley and stock exchange rules require an audit committee consisting of at least three members, each of whom must meet standards of independent directors. Sarbanes-Oxley and stock exchange rules also require that at least one member of the audit committee meet certain standards of a financial expert. All three members of the audit committee are independent directors. Mr. Stoever meets the relevant standards as a financial expert.

The audit committee adopted its charter on March 27, 2007, a current copy of which is available to the stockholders on our web site at http://www.orionmarinegroup.com.

Compensation Committee.  The compensation committee supports the board of directors in fulfilling its oversight responsibilities relating to senior management and director compensation. Messrs. Shanfelter (chairman) and Daerr are currently members of this committee. Pursuant to its charter, the compensation committee has the following responsibilities, among others:

•	to develop an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;

•	to review, approve and recommend all actions relating to compensation, promotion and employment-related arrangements for senior management, including severance arrangements;

•	to approve incentive and bonus plans applicable to senior management and administer awards under incentive compensation and equity-based plans;

•	to review and recommend major changes to and take administrative actions associated with any other forms of non-salary compensation; and

•	to review and approve or recommend to the entire board for its approval, any transaction in our equity securities between us and any of our officers or directors subject to Section 16 of the Securities Exchange Act of 1934.

The compensation committee adopted its charter on March 27, 2007, a copy of which is available to stockholders on our web site at http://www.orionmarinegroup.com.

Nominating and Governance Committee.  The nominating and governance committee, when established, will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board’s annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees, developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Stockholder Communications

The corporate Secretary shall review all letters addressed to the Board of Directors and regularly forward to the Board of Directors a summary of all such correspondence and copies of all correspondence that, in the opinion of the corporate Secretary, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires the attention of the Board of Directors. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board of Directors or individual members thereof. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company’s Chief Financial Officer and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Director Compensation

Our director compensation is as follows:

•	Mr. Pearson, who is also our Chief Executive Officer, does not receive any separate compensation for his services as a member of our board of directors.

•	We reimburse our directors for travel and lodging expenses in connection with their attendance at board and committee meetings.

•	Our non-employee directors receive an annual retainer of $30,000 and $1,000 for each regularly scheduled meeting attended and our chairman receives an additional annual retainer of $15,000.

•	In addition, each director who is a member of our audit committee receives an annual retainer fee of $7,000 and each director who is a member of any other committee receives an annual retainer fee of $5,000. The chairman of our audit committee receives an additional annual retainer fee of $10,000 per year.

•	The board compensation package also provides for equity compensation for each non-employee director consisting of an option for 6,726 shares of our common stock. All option awards are nonqualified stock options and will be issued pursuant to our equity compensation plans in effect at the time of the award. The options vest 33% on the first anniversary of the grant date and 1/36 of the total award each month of continuous service thereafter.

•	No compensation was paid to our directors in 2006.

Indemnification

We maintain directors’ and officers’ liability insurance. Our restated certificate of incorporation and bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Liability and Indemnification of Officers, Directors and Certain Affiliates” for further information.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis contains statements regarding future individual and company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview of Compensation Program

The compensation committee of our board of directors is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. The compensation committee seeks to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Throughout this discussion, the individuals who served as our Chief Executive Officer and Chief Financial Officer, as well as the other individuals listed in the Summary Compensation Table on page 71 are referred to as the “named executive officers.”

For 2006, the compensation committee individually negotiated compensation arrangements with our Chief Executive Officer and Chief Financial Officer, and the compensation paid to these executives reflects the negotiations between these officers and the compensation committee. To date, we have not engaged in benchmarking of executive compensation or hired any compensation consultants, but we will consider doing so in the future. The compensation committee is currently reviewing our overall compensation philosophy and objectives, but has not yet decided whether to make any changes.

Compensation Philosophy and Objectives

The compensation committee regards as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior employees, and to provide short- and long-term incentive compensation to incentivize executive officers to attain, and to reward executive officers for attaining, established financial goals that are consistent with increasing stockholder value. The compensation committee uses a combination of cash bonuses and equity-based awards as key components in the short- and long-term incentive compensation arrangements for executive officers, including the named executive officers.

The compensation committee’s goal is to maintain compensation programs that are competitive within our industry. Each year, the compensation committee reviews the executive compensation program with respect to the external competitiveness of the program, the linkage between executive compensation and the creation of stockholder value, and determines what changes, if any, are appropriate.

In determining the form and amount of compensation payable to the named executive officers, the compensation committee is guided by the following objectives and principles:

•	Compensation levels should be sufficiently competitive to attract and retain key executives. The compensation committee aims to ensure that our executive compensation program attracts, motivates and retains high performance talent and rewards them for our achieving and maintaining a competitive position in our industry. Total compensation (i.e., maximum achievable compensation) should increase with position and responsibility.

•	Compensation should relate directly to performance, and incentive compensation should constitute a substantial portion of total compensation. We aim to foster a pay-for-performance culture, with a significant portion of total compensation being “at risk.” Accordingly, a substantial portion of total compensation should be tied to and vary with our financial, operational and strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our strategic goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved.

•	Long-term incentive compensation should align executives’ interests with our stockholders. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage the company from the perspective of stockholders with a meaningful stake in us, as well as to focus on long-term career orientation.

Our executive compensation program is designed to reward the achievement of goals regarding growth, productivity and people, including such goals as follows:

•	attracting and retaining the most talented and dedicated executives possible;

•	motivating and exhibiting leadership that aligns employees’ interests with that of our stockholders;

•	developing and maintaining a profound and dynamic grasp of the competitive environment and positioning us as a competitive force within our industry;

•	developing business models and systems that seek out strategic opportunities, which benefit us and our stockholders;

•	implementing a culture of compliance and unwavering commitment to operating our business with the highest standards of professional conduct and compliance; and

•	achieving accountability for performance by linking annual cash awards to the achievement of revenue, Net Cash Flow (defined as EBITDA less net capital expenditures) and individual performance objectives.

Role of Executive Officers in Compensation Decisions

The compensation committee makes all compensation decisions for all executive officers (which includes the named executive officers). The compensation committee actively considers, and has the ultimate authority of approving, recommendations made by the Chief Executive Officer regarding executive officer’s compensation. Our Chief Executive Officer determines the non-equity compensation of our employees who are not executive officers.

The Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer whose performance is reviewed by the compensation committee) whose reviews may be based on input from various sources and our employees. Based on these annual reviews, the Chief Executive Officer makes recommendations to the compensation committee with respect to annual base salary adjustments and short- and long-term incentive compensation awards for such executive officers. The compensation committee then reviews these recommendations and decides whether to accept or modify such recommendations as it deems appropriate.

For the year ended December 31, 2006, the compensation committee generally approved the recommendations of the Chief Executive Officer for the base salary and retirement and other benefits for our executive officers. However, the compensation committee determined the short and long-term incentive compensation structure, beneficiaries, targets and amounts for our executive officers. With respect to the short and long-term incentive compensation of our executive officers, the Chief Executive Officer recommended the targets, but the compensation committee actively monitored the budgeted targets.

Determining Compensation Levels

Each year, typically in January, the compensation committee annually determines targeted total compensation levels, as well as the individual pay components of the named executive officers. In making such determinations, the compensation committee reviews and considers (a) recommendations of our Chief Executive Officer, based on individual responsibilities and performance, (b) historical compensation levels for each named executive officer, (c) industry conditions and our future objectives and challenges, and (d) overall effectiveness of the executive compensation program.

Elements of Compensation

For the year ended December 31, 2006, the principal components of compensation for our named executive officers were as follows:

•	base salary;

•	performance-based incentive compensation, including cash bonuses and long-term equity incentive compensation; and

•	retirement and other benefits.

Base Salary.  We provide our named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year.

On April 2, 2007, we entered into employment agreements with our Chief Executive Officer, our Chief Financial Officer, each of our other named executive officers (with the exception of Mr. Inserra, with whom we entered into an employment agreement on March 27, 2007), as well as with certain other key employees. Mr. Inserra’s employment agreement expired on July 31, 2007. For 2007, the annual base salaries for our named executive officers are as follows: Mr. Pearson, $300,000; Mr. Stauffer, $220,000; Mr. Kennedy, $200,000; Mr. Rose, $155,000; and Mr. Acree, $225,000. Mr. Inserra received approximately $5,770 per week during the term of his employment agreement. With the exception of Mr. Inserra, each of the aforementioned base salaries is subject to periodic review and adjustment by the compensation committee. The compensation committee agreed to these base salaries based on the scope of the named executive officers’ responsibilities, years of service and informal data we have gathered on market compensation reflective of demonstrated skills, behaviors and attributes paid by other similarly situated companies in our industry for similar positions, to the extent such information was available through recruitment, director and officer contacts and experience with other companies. The compensation committee also considered the other elements of the executive’s compensation, including stock-based compensation. Base salaries may be increased to realign salaries with market levels after taking into account individual responsibilities, performance and experience. We may also decrease base salaries, subject to the executive officer’s ability to resign for good reason and receive severance, as more fully described below under “Employment Agreements, Severance Benefits and Change in Control Provisions.” Based on publicly available information, the compensation committee believes (though cannot confirm) that the base salaries established for our executive officers, including our named executive officers, are competitive and comparable to those paid by similarly situated companies in our industry.

Performance-Based Incentive Compensation

2006 Bonuses.  We provide cash bonuses to provide incentives to executive officers to achieve annual and multiyear performance targets for us as a whole as well as within specific areas of responsibility of our named executive officers. All of our named executive officers are eligible for annual cash bonuses, which are set annually at the discretion of the compensation committee. The determination of the amount of annual bonuses paid to our executive officers generally reflects a number of objective and subjective considerations, including our overall revenue, net cash flow, performance of specific operating divisions, and the individual contributions of the executive officer during the relevant period.

Under our Executive Incentive Plan (“EIP”), which covers the President and Chief Executive Officer, Vice President and Chief Financial Officer and the Vice President (Orion Marine Group), an amount is allocated to a “bonus pool” based on our performance (determined prior to the award of bonuses under the EIP) during the annual performance period. Bonuses that may be awarded under the EIP are comprised of a formula award and a discretionary award. The formula award, which accounts for 75% of the bonus to be awarded under the EIP, is based on our achievement of a consolidated Net Cash Flow target, and is only payable if we meet or exceed 80% of that target. The remaining 25% of the bonus amount, which is the discretionary award, is based on mutually agreed to individual objectives. These individual objectives are established on an annual basis. Similar to the formula award, the discretionary award is only available if we meet or exceed 80% of the target. Earned bonuses under the EIP are payable only if the individual is an employee in “good standing.” An employee is in good standing under the EIP if the employee (a) has not resigned, (b) has not indicated an intention to resign, (c) has not been notified that his employment has been terminated and (d) is not on a performance improvement plan.

For 2006, the Net Cash Flow target was $19.2 million or 11.4% greater than the similar target for 2005. We believe that the Net Cash Flow target and the individual objectives were, at the time they were established, aggressive. For 2006, we exceeded the Net Cash Flow target and, for the most part, the executives achieved many of their individual objectives.

The EIP is administered by a separate committee (“EIP Administrator”) approved by the compensation committee. The EIP Administrator approves annually developed performance measures, performance standards, award levels, and award payments, in each case subject to the compensation committee’s approval.

Under our Subsidiary Incentive Plan (“SIP”), which is applicable to our subsidiary management teams, each participant has a target bonus equal to 30%-50% of his or her annual base salary. The bonus amount is determined by the following four factors: (a) 30% of bonus amount is dependent upon overall company performance; (b) 35%-45% is dependent upon subsidiary financial performance; (c) 15%-20% is dependent upon individual goals established at the discretion of the President or Chief Executive Officer; and (d) 10%-20% is dependent upon subsidiary safety performance. The percentages for items (b), (c), and (d) may be adjusted for an individual at the discretion of the President or Chief Executive Officer. Earned bonuses under the SIP are payable only if the individual is an employee in “good standing.” An participant is in good standing under the SIP if the participant (a) has not resigned, (b) has not indicated an intention to resign, (c) has not been notified that his employment has been terminated and (d) is not on a performance improvement plan.

The SIP is administered by a separate committee (“SIP Administrator”) appointed by our Senior Management Team. The SIP Administrator approves annually developed performance measures, performance standards, award levels, and award payments. Achievement of goals is also determined by the SIP Administrator, in its sole discretion.

Under both the EIP and the SIP, actual performance results for 2006 significantly exceeded the established targets. Because no limit was placed on the 2006 bonus amounts, bonuses were much greater than the officers’ base salaries.

2007 Bonuses.  Similar to the 2006 bonuses, bonuses to be paid to the named executive for services provided in 2007 are based on the amount, if any, allocated to a “bonus pool” based on our performance (determined prior to the award of these bonuses) during the annual performance period. Bonuses that may be awarded will comprise of a formula award and a discretionary award. The formula award, which accounts for 75% of the bonus to be awarded, is based on our achievement of a consolidated Net Cash Flow target, and is only payable if we meet or exceed 80% of that target. The remaining 25% of the bonus amount, which is the discretionary award, is based on mutually-agreed-to individual objectives. These individual objectives are established on an annual basis. Similar to the formula award, the discretionary award is only available if we meet or exceed 80% of the target.

For 2007, the Net Cash Flow target is $31.3 million or 63% greater than the 2006 Net Cash Flow target. We believe that the Net Cash Flow target and the individual objectives are aggressive, but can be achieved with superior performance. Our compensation performance goals, including the Net Cash Flow target, are not a prediction of how we anticipate our future performance. The purpose of the goals is to establish a method for determining the payment of long-term incentive compensation. We are not providing any guidance for our future performance with the disclosure of these goals, and you are cautioned not to rely on these performance goals as a prediction of our future performance.

For 2007, the aggregate bonus pool for our President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President (Orion Marine Group) and President (Misener Marine) is approximately $0.5 million at 100% of the Net Cash Flow target. No bonus is earned until our Net Cash Flow is at least 80% of the target, and the aggregate size of the bonus pool grows as Net Cash Flow exceeds target, without any limitation. Assuming that all individual goals are met, some potential 2007 bonus amounts for our President and

Chief Executive Officer, Vice President and Chief Financial Officer, Vice President (Orion Marine Group) and President (Misener Marine) are as follows:

	Percent of Target	Bonus Award
Name	Net Cash Flow	Amount

J. Michael Pearson	90.0%	$75,000
	100.0	150,000
	125.0	506,250
Mark R. Stauffer	75.0	55,000
	100.0	110,000
	125.0	371,250
Elliott J. Kennedy	90.0	50,000
	100.0	100,000
	125.0	337,500
James L. Rose	90.0	38,750
	100.0	77,500
	125.0	261,563

Between 80% and 110% of our Net Cash Flow target, the bonus pool increases in a linear fashion based on actual Net Cash Flow.

For Net Cash Flow above 110% of our target, the bonus pool increases at a higher rate based on actual Net Cash Flow. The bonus pool accrues at a rate per $1,000 of Net Cash Flow equal to a fraction calculated as follows:

Target Pool
(Net Cash Flow − Trigger Point)

The trigger point in the above formula is equal to 80% of the target. The target pool equals the aggregate total of the target incentive bonus for each Participant.

The Bonus Pool increases at this incremental rate until actual Net Cash Flow exceeds plan by 110%, at which time the fraction above is increased by a factor of 2.5x for each $1,000 that actual performance exceeds 110% of Plan.

Transaction Bonus Agreements with Officers.  In addition, on April 2, 2007, we entered into transaction bonus agreements with our Chief Executive Officer, our Chief Financial Officer, each of our other named executive officers and certain other key employees. Under these bonus agreements, as amended, our Chief Executive Officer, our Chief Financial Officer, each of our other named executive officers and certain other key employees received cash bonuses, common stock grants and options to acquire common stock as follows:

Name	Cash Bonus	Common Stock	Options

J. Michael Pearson	$1,000,000	18,519	44,844
Mark R. Stauffer	750,000	—	44,844
Elliott J. Kennedy	26,250	3,611	33,633
James L. Rose	75,000	—	26,906
All others (9 Persons), in the aggregate	292,000	4,296	179,369

In addition, the transaction bonus agreements with Messrs. Pearson, Stauffer and Kennedy and one other key employee vested in full all equity grants under the 2005 Stock Incentive Plan.

Long-Term Incentive Compensation.  We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our executive officers through the use of stock-based awards. We adopted our Long Term Incentive Plan (the “LTIP”) on March 27, 2007 and the stockholders approved the LTIP on May 2, 2007. The purposes of the LTIP are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants, and to promote the success of our business. The LTIP provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options,

(c) stock appreciation rights (or SARs), (d) restricted stock awards, (e) restricted stock units, or (f) any combination of such awards. The compensation committee will determine on an annual basis who will receive awards under the LTIP and the limitations on those awards. The determination will be based on factors that normally apply to a company’s decision to grant awards, i.e., performance and industry conditions.

Other Awards.  Participants may be granted, subject to applicable legal limitations and the terms of the LTIP and its purposes, other awards related to common stock. Such awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the compensation committee, and awards valued by reference to the book value of common stock or the value of securities of or the performance of specified subsidiaries. The compensation committee will determine terms and conditions of all such awards. Cash awards may be granted as an element of or a supplement to any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensatory arrangements, subject to any applicable provision under Section 16 of the Exchange Act.

Performance Awards.  The compensation committee may designate that certain awards granted under the LTIP constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. These standards may include business criteria for us on a consolidated basis, such as total stockholders’ return and earnings per share, or for specific subsidiaries or business or geographical units.

None of the awards that have been made under our 2005 Stock Incentive Plan prior to the completion of the offering were based on pre-defined performance criteria. Following the completion of the offering, we expect that the compensation committee may make awards, and may implement and maintain one or more plans, that are based on performance criteria. Incentive compensation is intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives are expected to vary depending on the individual executive, but are expected to relate generally to strategic factors such as expansion of our services and to financial factors such as improving our results of operations. Specific performance targets used to determine incentive compensation for each of our executive officers in 2007 have not yet been determined.

Following the completion of the offering, we also intend to align executives’ interests with shareholder value. To that end, we expect that the compensation committee will continue to maintain compensation plans that relate a portion of each of our named executive officers’ overall compensation to our financial and operational performance, as measured by revenues, net cash flow, and performance of individual operating divisions, and to accomplishing strategic goals such as the expansion of our business to other geographic areas. We expect that the compensation committee will evaluate individual executive performance with a goal of setting compensation at levels it believes are comparable with executives in other companies of similar size and stage of development operating in the heavy civil marine infrastructure industry while taking into account our relative performance and our own strategic goals.

Retirement and Other Benefits.  Executive officers are eligible to participate in our benefit programs as described below. The compensation committee reviews the overall cost to us of these various programs generally on an annual basis or when changes are proposed. The compensation committee believes that the benefits provided by these programs have been important factors in attracting and retaining the overall executive officer group, including the named executive officers.

Each named executive officer is eligible to participate in our 401(k) plan. The plan provides that we match 100% on the first 2% of eligible compensation contributed to the plan, and 50% on the next 2% of eligible compensation contributed to the plan. These matching contributions vest over a four-year period. At our discretion, we may make additional matching and profit sharing contributions to the plan.

Each named executive officer is also eligible to participate in all other benefit plans and programs that are or in the future may be available to our other executive employees, including any profit-sharing plan, thrift plan, health insurance or health care plan, disability insurance, pension plan, supplemental retirement plan, vacation and sick leave plan, and other similar plans. In addition, each executive officer is eligible for certain other benefits, including reimbursement of business and entertainment expenses, car allowances and life insurance. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites as it deems advisable. We believe that these benefits and perquisites are typically provided to senior executives of similar marine construction companies.

Employment Agreements, Severance Benefits and Change in Control Provisions

The employment agreements we entered into on April 2, 2007 with our Chief Executive Officer, our Chief Financial Officer and our other named executive officers entitle them to severance benefits in the amount of the officer’s base salary for six months in the event of a resignation for good reason or a termination without cause. In the event of termination related to a change in control (if resignation is for good reason or without cause), the officers receive their respective base salary for two to three years. The compensation committee believes that such severance benefits due to these termination events provides our named executive officers a reasonable package based on the value such officers have created, which is ultimately realized by our stockholders. We believe that the payments under the employment agreements will better enable us to maintain the services of our employees if a change of control is contemplated. See “Executive Compensation — Potential Payments Upon Termination or Change in Control” below.

Stock Ownership Guidelines

The compensation committee has not implemented stock ownership guidelines. The compensation committee has chosen not to require stock ownership given the limited market for our securities. The compensation committee will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code prohibits certain companies from deducting compensation of more than $1.0 million paid to certain employees. We are currently not subject to Section 162(m), but we will become subject to it if our stock becomes publicly traded, including by registering the stock sold in this offering for resale to the public. We believe that compensation paid under the management incentive plans are fully deductible for federal income tax purposes. In certain situations, however, the compensation committee may approve compensation that will not meet the necessary requirements in order to ensure competitive levels of total compensation for our executives.

The compensation committee relied heavily on the favorable tax treatment associated with restricted stock in connection with the grants of restricted stock awards in 2005.

COMPENSATION COMMITTEE REPORT

Our current compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the current compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this prospectus.

THE COMPENSATION COMMITTEE

Austin J. Shanfelter
Richard L. Daerr, Jr.

EXECUTIVE COMPENSATION

The following table shows the annual compensation for our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers, who are referred to as our named executive officers, for the fiscal year ended December 31, 2006. As explained in more detail below, salary and bonus accounted for approximately 97% of the total compensation of the named executive officers in 2006, and equity-based compensation accounted for approximately 2%.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR ENDED 2006

					Stock	Option	All Other
					Awards	Awards	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)		($)(2)	($)(3)	($)		Total ($)

J. Michael Pearson	2006	$202,884	$840,973		$—	$52,800	$14,058	(5)	$1,110,715
President and Chief Executive Officer
Mark R. Stauffer	2006	199,423	770,427		—	9,900	6,772	(6)	986,522
Chief Financial Officer
Elliott J. Kennedy	2006	179,424	900,000	(4)	—	—	4,701	(6)	1,084,125
Vice President
Russell B. Inserra(1)	2006	299,038	1,248,973		—	33,000	5,520	(6)	1,586,531
Former Chairman of the Board and President
James L. Rose	2006	131,779	91,100		—	9,900	184	(6)	232,963
President — Misener Marine Construction, Inc.

(1)	Mr. Inserra resigned as Chairman of the board and President effective as of November 1, 2006, but remained as one of our employees up until July 31, 2007 when his employment agreement expired.

(2)	On May 3, 2005, Messrs. Stauffer, Kennedy, Inserra, and Rose received awards of 123,319, 168,162, 336,323, and 11,211 shares of restricted stock, respectively. These awards had a grant date fair value of $2,750, $3,750, $7,500, and $250, respectively. We recognized the full cost of these awards at the time of grant.

(3)	Amounts reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with FAS 123R, of awards of stock options under the 2005 Stock Incentive Plan. Assumptions used in the calculation of this amount are included in Note 13, Stock Based Compensation in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

(4)	Mr. Kennedy received $100,000 of his bonus in February 2007. The remaining $800,000 will be paid to him at some point during the fourth quarter of 2007.

(5)	The amount reflects an automobile allowance provided to Mr. Pearson in the amount of $12,298, and our matching contributions to his account under our 401(k) Plan in the amount of $1,760.

(6)	The amounts reported reflect the value of the named executive officer’s personal use of a company automobile and, with the exception of Mr. Rose, our matching contributions to the named executive officer’s account under our 401(k) Plan.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED 2006

The following table sets forth certain information with respect to grants of plan-based awards to the named executive officers for the year ended December 31, 2006:

		All Other			Grant Date
		Option Awards:			Fair Value
		Number of		Exercise or	of Stock
		Securities		Base Price	and
		Underlying		of Option	Options
		Options		Awards	Awards
Name	Grant Date	(#)(1)		($/Sh)	($/Sh)(2)

J. Michael Pearson	August 2, 2006	179,373		$1.96	$152,000
Mark R. Stauffer	August 2, 2006	33,633		1.96	28,500
Elliott J. Kennedy	August 2, 2006	—		—	—
Russell B. Inserra	August 2, 2006	112,108	(3)	1.96	95,000
James L. Rose	August 2, 2006	33,633		1.96	28,500

(1)	The option awards were issued under the 2005 Stock Incentive Plan. Provided the named executive officer remains continuously employed with us (or a parent or subsidiary of ours), the option awards (a) have vested with respect to one-fifth of the underlying shares on March 21, 2007, and (b) will vest with respect to one-sixtieth of the underlying shares upon the completion of each full month following March 21, 2007.

(2)	The amounts shown reflect the grant date fair value of the applicable option awards computed in accordance with FAS 123R.

(3)	Pursuant to the employment agreement we entered into with Mr. Inserra on March 27, 2007, Mr. Inserra agreed to forfeit 89,686 of the 112,108 options awarded to him on March 2, 2006. The remaining 22,422 options vested on March 21, 2007.

Employment Agreements

Employment Agreements with Certain Officers.  We have entered into an employment agreement with our Chief Executive Officer, our Chief Financial Officer, Mr. Inserra, each of our other named executive officers and certain other key employees. Mr. Inserra’s employment agreement expired on July 31, 2007. The employment agreement for Mr. Inserra was on different terms than those for all other officers and is described in more detail under “Employment agreement with Russell B. Inserra” below. The employment agreements for each officer and key employee has an initial term of two years commencing on May 17, 2007 or August 13, 2007 in the case of Mr. Acree. Each employment agreement may be renewed for an additional period at the end of the initial term upon the mutual agreement of the parties entered into at least 30 days prior to the end of the initial term. Each employment agreement provides for a base salary, a discretionary bonus, and participation in our benefit plans and programs.

The base salaries for 2007 for each of our named executive officers are as follows: J. Michael Pearson — $300,000; Mark R. Stauffer — $220,000; Elliott J. Kennedy — $200,000; James L. Rose — $155,000; and J. Cabell Acree, III — $225,000. Under the employment agreements, the officers are entitled to severance benefits in the event of a resignation for good reason or a termination without cause of the officer’s base salary continued for a period of six months if such resignation or termination is not in connection with a change of control.

The employment agreements also provide for certain change of control benefits. The officers are entitled to severance benefits of the officer’s base salary continued for a period of two to three years in the event of a resignation for good reason or a termination without cause that is related to a change of control at any time three months prior to or within twelve months after a change of control. Such period is two years for Messrs. Kennedy, Rose and Acree, and three years for Messrs. Pearson and Stauffer. The amount of such severance payments will be reduced to an amount such that the aggregate payments and benefits to be provided to the officer do not constitute a “parachute payment” subject to a Federal excise tax.

The agreements also include confidentiality provisions without a time limit and non-competition provisions which apply during the severance payout period.

Employment Agreement with Russell B. Inserra.  We entered into an employment agreement with Mr. Inserra dated March 27, 2007, with a term commencing on March 1, 2007 which expired on July 31, 2007. Mr. Inserra’s services were required in order to maintain certain licenses and permits in connection with our business, which were transferred to us during the course of his employment. The employment agreement provided for the following:

•	a weekly base salary equal to $5,770 for each week during the term of his agreement;

•	the accelerated vesting of 213,004 shares of our common stock, which were part of the 336,323 shares granted to Mr. Inserra in 2005 under our 2005 Stock Incentive Plan;

•	the vesting of options to acquire 22,422 shares of our common stock on March 31, 2007; and

•	certain other perquisites specified in his employment agreement.

Stock Incentive Plans

2005 Stock Incentive Plan.  We adopted a Stock Incentive Plan in 2005 for issuances of equity-based awards based on our common stock to our current or future employees and directors. The Stock Incentive Plan consists of two components: restricted stock and stock options. The Stock Incentive Plan limits the number of shares of our common stock that may be delivered pursuant to awards to the 926,025 grants of restricted stock and options to purchase up to 354,272 shares of our common stock outstanding as of March 27, 2007. Stock withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The Stock Incentive Plan is administered by our board of directors. The board of directors may delegate administration of the Stock Incentive Plan to a committee of the board.

Our board of directors may terminate or amend the Stock Incentive Plan at any time with respect to any shares of stock for which a grant has not yet been made. Our board of directors also has the right to alter or amend the Stock Incentive Plan or any part thereof from time-to-time, including increasing the number of shares of stock that may be granted subject to stockholder approval. No change, however, in the Stock Incentive Plan or in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The Stock Incentive Plan will expire on the earlier of the tenth anniversary of its approval by stockholders or its adoption or its termination by the board of directors. Awards then outstanding will continue pursuant to the terms of their grants.

Restricted Stock.  Restricted stock is stock that vests over a period of time and that during such time is subject to forfeiture. At any time in the future, the board of directors may determine to make grants of restricted stock under the Stock Incentive Plan to employees and directors containing such terms as the board shall determine. The board of directors will determine the period over which restricted stock granted to employees and members of our board of directors will vest. The board of directors may base its determination upon the achievement of specified financial or other objectives. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted stock will be automatically forfeited unless, and to the extent, the board of directors or the terms of the award agreement provide otherwise. Shares of common stock to be delivered as restricted stock may be newly issued common stock, common stock already owned by us, common stock acquired by us from any other person or any combination of the foregoing. If we issue new common stock upon the grant of the restricted stock, the total number of shares of common stock outstanding will increase. We intend the restricted stock under the Stock Incentive Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common stock. Therefore, Stock Incentive Plan participants will not pay any consideration for the common stock they receive, and we will receive no remuneration for the stock.

Stock Options.  The Stock Incentive Plan permits the grant of options covering our common stock. Options may be incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options as determined by the board of directors. At any time in the future, the board of directors may determine to make grants under the Stock Incentive Plan to employees and members of our board of directors containing such terms as the committee shall determine. Stock options will have an exercise price that may not be less than the fair market value of the stock on the date of grant. In general, stock options granted will become exercisable over a period determined by the board of directors. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s unvested stock options will be automatically forfeited unless, and to the extent, the option agreement or the board of directors provides otherwise.

Long Term Incentive Plan.  We adopted our Long Term Incentive Plan (the “LTIP”) on March 27, 2007, and the stockholders approved the LTIP on May 2, 2007. The purposes of the LTIP are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants, and to promote the success of our business. The LTIP provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights (or SARs), (d) restricted stock awards, (e) restricted stock units, or (f) any combination of such awards.

The LTIP is not subject to ERISA. The LTIP, for a period of time following this offering, will qualify for an exception to the rules imposed by Section 162(m) of the Code. Therefore, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1.0 million.

Shares Available.  The maximum aggregate number of shares of our common stock that may be reserved and available for delivery in connection with awards under the LTIP is 2,017,938, but is also limited so that the total shares of common stock that may be delivered under the LTIP and the 2005 Stock Incentive Plan may not exceed 2,943,946. If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, those shares of common stock will again be available for delivery under the LTIP to the extent allowable by law.

Eligibility.  Any individual who provides services to us, including non-employee directors and consultants, and is designated by the compensation committee to receive an award under the LTIP will be a “Participant.” A Participant will be eligible to receive an award pursuant to the terms of the LTIP and subject to any limitations imposed by appropriate action of the compensation committee.

Administration.  Our board of directors has appointed the compensation committee to administer the LTIP pursuant to its terms, except in the event our board of directors chooses to take action under the LTIP. Our compensation committee will, unless otherwise determined by the board of directors, be comprised of two or more individuals each of whom constitutes an “outside director” as defined in Section 162(m) of the Code and “nonemployee director” as defined in Rule 16b-3 under the Exchange Act. Unless otherwise limited, the compensation committee has broad discretion to administer the LTIP, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or as otherwise designated), to proscribe and interpret the terms and provisions of each award agreement, to accelerate the exercise terms of an option (provided that such acceleration does not cause an award intended to qualify as performance based compensation for purposes of Section 162(m) of the Code to fail to so qualify), to delegate duties under the LTIP and to execute all other responsibilities permitted or required under the LTIP.

Terms of Options.  The compensation committee may grant options to eligible persons including (a) incentive stock options (only to our employees) that comply with Section 422 of the Code and (b) nonstatutory options. The exercise price for an incentive stock option must not be less than the greater of (a) the par value per share of common stock or (b) the fair market value per share as of the date of grant. The exercise price per share of common stock subject to an option other than an incentive stock option will not be less than the par value per share of the common stock (but may be less than the fair market value of a share of the common stock on the date of grant). Options may be exercised as the compensation committee determines, but not later than 10 years from the date of grant. Any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must have an exercise price of at least 110% of the fair market value of the underlying shares at the time the option is granted and may not be exercised later than five years from the date of grant.

Terms of SARs.  SARs may be awarded in connection with or separate from an option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. SARs awarded in connection with an option will entitle the holder, upon exercise, to surrender the related option or portion thereof relating to the number of shares for which the SAR is exercised, which option or portion thereof will then cease to be exercisable. Such SAR is exercisable or transferable only to the extent that the related option is exercisable or transferable. SARs granted independently of an option will be exercisable as the compensation committee determines. The term of a SAR will be for a period determined by the compensation committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and stock, as provided for by the compensation committee in the award agreement.

Restricted Stock Awards.  A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the compensation committee in its discretion. Except as otherwise provided under the terms of the LTIP or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the compensation committee). A restricted stock award that is subject to forfeiture restrictions may be forfeited and reacquired by us upon termination of employment or services. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units.  Restricted stock units are rights to receive common stock, cash, or a combination of both at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as specified in the award agreement. Restricted stock units may be satisfied by common stock, cash or any combination thereof, as determined by the compensation committee. Except as otherwise provided by the compensation committee in the award agreement or otherwise, restricted stock units subject to forfeiture restrictions will be forfeited upon termination of a participant’s employment or services prior to the end of the specified period. The compensation committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Other Awards.  Participants may be granted, subject to applicable legal limitations and the terms of the LTIP and its purposes, other awards related to common stock. Such awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the compensation committee, and awards valued by reference to the book value of common stock or the value of securities of or the performance of specified subsidiaries. The compensation committee will determine terms and conditions of all such awards. Cash awards may granted as an element of or a supplement to any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensatory arrangements, subject to any applicable provision under Section 16 of the Exchange Act.

Performance Awards.  The compensation committee may designate that certain awards granted under the LTIP constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. These standards may include business criteria for us on a consolidated basis, such as total stockholders’ return and earnings per share, or for specific subsidiaries or business or geographical units.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding options or warrants authorized for issuance under our equity compensation plans as of December 31, 2006. The following table excludes 26,426 shares of common stock and options to purchase 327,357 shares which were granted to management and certain employees at the consummation of the 2007 Private Placement:

Number of
	Securities to be	Weighted	Number of
	Issued Upon	Average Exercise	Securities
	Exercise of	Price of	Remaining
	Outstanding	Outstanding	Available for
	Options	Options	Future Issuance

Equity compensation plans approved by security holders(1)	354,272	$1.96	1,663,677
Equity compensation plans not approved by security holders	—	—	—

Total	354,272	$1.96	1,663,677

(1)	Consists of the 2005 Stock Incentive Plan and the LTIP.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2006

The following table reflects all outstanding equity awards held by our named executive officers as of the year ended December 31, 2006:

	Option Awards				Stock Awards
	Number of				Number of		Market
	Securities				Shares		Value
	Underlying				or Units of		of Shares or
	Unexercised		Option	Option	Stock That		Units of Stock
	Options (#)		Exercise	Expiration	Have Not		That Have Not
Name	Unexercisable(1)		Price ($)	Date	Vested (#)(2)		Vested ($)(3)

J. Michael Pearson	179,373		$1.96	8/2/16	—		$—
Mark R. Stauffer	33,633		1.96	8/2/16	84,268		165,164
Elliott J. Kennedy	—		—	—	114,910		225,224
Russell B. Inserra	112,108	(4)	1.96	8/2/16	229,821	(5)	450,448	(5)
James L. Rose	33,633		1.96	8/2/16	7,661		15,015

(1)	The option awards were issued under the 2005 Stock Incentive Plan. Provided the named executive officer remains continuously employed with us (or a parent or subsidiary of ours), the option awards (a) have vested with respect to one-fifth of the underlying shares on March 21, 2007, and (b) will vest with respect to one-sixtieth of the underlying shares upon the completion of each full month following March 21, 2007. Notwithstanding, pursuant to the terms of a transaction bonus agreement entered into with each of Mr. Pearson and Mr. Stauffer effective as of April 2, 2007, as amended, their stock vested in full upon the consummation of the 2007 Private Placement. The share numbers provided do not include option awards granted to our named executive officers upon consummation of the 2007 Private Placement.

(2)	On May 3, 2005, Messrs. Stauffer, Kennedy, Inserra, and Rose received awards of 123,319, 168,162, 336,323, and 11,211 shares of restricted stock, respectively. The shares of restricted stock were issued under the 2005 Stock Incentive Plan. Provided the named executive officer remains continuously employed with us (or a parent or subsidiary of ours), the restricted stock will vest (or, as applicable, vested) as follows: (a) one-fifth of the restricted stock became vested on May 3, 2006, and (b) one-sixtieth of the restricted stock will vest (or, as applicable, vested) upon the completion of each full month following May 3, 2006. Notwithstanding, pursuant to the terms of a transaction bonus agreement entered into with each of Mr. Stauffer and Mr. Kennedy effective as of April 2, 2007, as amended, their stock vested in full upon the consummation of the 2007 Private

Placement. The share numbers provided do not include option awards granted to our named executive officers upon consummation of the 2007 Private Placement.

(3)	The amounts provided equal the product of (a) the number of unvested shares of restricted stock and (b) $1.96, the amount determined by an independent third-party valuation firm to be the fair market value of a share of our common stock as of March 31, 2006. The March 31, 2006 valuation is our most recent valuation.

(4)	Pursuant to the employment agreement we entered into with Mr. Inserra on March 27, 2007, Mr. Inserra agreed to forfeit 89,686 of the 112,108 options awarded to him on March 2, 2006. The remaining 22,422 options vested on March 21, 2007.

(5)	Pursuant to the employment agreement we entered into with Mr. Inserra on March 27, 2007, all of his restricted stock vested in full upon the consummation of the 2007 Private Placement.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR ENDED 2006

The following table reflects the vested stock options held by our named executive officers during 2006:

	Stock Awards
	Number of
	Shares		Value
	Acquired on		Realized on
Name	Vesting (#)		Vesting ($)(1)

J. Michael Pearson	—		$—
Mark R. Stauffer	39,051		76,540
Elliott J. Kennedy	53,251		104,372
Russell B. Inserra	106,502	(2)	208,744	(2)
James L. Rose	3,550		6,958

(1)	The amounts provided equal the product of (a) the number of shares of restricted stock that vested during 2006 and (b) $1.96, the amount determined by an independent third-party valuation firm to be the fair market value of a share of our common stock as of March 31, 2006. The March 31, 2006 valuation is the most recent valuation.

(2)	Pursuant to the employment agreement we entered into with Mr. Inserra on March 27, 2007, all of his restricted stock vested in full upon the consummation of the 2007 Private Placement.

Potential Payments Upon Termination or Change in Control

J. Michael Pearson

Stock Option Agreement.  As provided in his stock option agreement, in the event that Mr. Pearson is involuntarily terminated (as defined below) other than for cause (as defined below) within twelve months following a corporate change (as defined below) his then unvested stock options will fully vest. Assuming, therefore, that such a corporate change and termination occurred on December 31, 2006, his option to purchase 179,373 shares of our common stock would have become fully vested. Assuming that the fair market value of our common stock was $1.96 a share (i.e., the fair market value per share of our common stock as of March 31, 2006, based on the most recent valuation of our common stock) the value to Mr. Pearson of this accelerated vesting would have been $0 since the exercise price of the option was $1.96 per share.

The term “involuntary termination” means a termination of service, which (a) is not initiated in whole or in part by Mr. Pearson, (b) is not a termination as a result of Mr. Pearson’s disability or death, and (c) is not consented to by Mr. Pearson.

The term “cause” means “cause” as defined in Mr. Pearson’s employment agreement or service agreement or in the absence of such agreement, “cause” means a determination by the compensation committee that Mr. Pearson (a) engaged in personal dishonesty, willful violation of a law, rule, or regulation (other than minor traffic violations or similar offenses), or breach of fiduciary duty involving personal profit, (b) is unable to satisfactorily perform or has failed to satisfactorily perform his duties and responsibilities for us or our affiliate (b) is convicted of, or plead nolo contendere to, any felony or a crime involving moral turpitude, (d) engaged in negligence or willful misconduct in the performance of his duties, including, but not limited to, willfully refusing without proper legal reason to perform his duties and responsibilities, (e) materially breached any corporate policy or code of conduct established by us or our affiliate as such policies or codes may be adopted from time-to-time, (f) violated the terms of any confidentiality, nondisclosure, intellectual property, nonsolicitation, noncompetition, proprietary information and inventions, or any other agreement between him and us related to his service, or (g) engaged in conduct that is likely to have a deleterious effect on us or an affiliate thereof or their legitimate business interests, including, but not limited to, their goodwill and public image.

The term “corporate change” means either (a) we will not be the surviving entity in any merger, share exchange, or consolidation (or survives only as a subsidiary of an entity), (b) we sell, lease, or exchange, or agree to sell, lease, or exchange, all or substantially all of its assets to any other person or entity, (c) we are to be dissolved and liquidated, (d) any person or entity, including a “group” acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of our voting stock (based upon voting power), or (e) at such time as we become a reporting company, as a result of or in connection with a contested election of directors, the persons who were our directors before such election will cease to constitute a majority of the board of directors; provided, that, a corporate change does not include (a) any reorganization, merger, consolidation, sale, lease, exchange, or similar transaction, which involves solely us and one or more entities wholly-owned, directly or indirectly, by us immediately prior to such event or (b) the consummation of any transaction or series of integrated transactions immediately following which the record holders of our voting stock immediately prior to such transaction or series of transactions continue to hold 50% or more of the voting stock (based upon voting power) of (x) any entity that owns, directly or indirectly, our stock (y) any entity with which we have merged, or (z) any entity that owns an entity with which we have merged.

2007 Employment Agreement.  On April 2, 2007, we entered into an employment agreement with Mr. Pearson. The employment agreement is for a term of two years, after which time it may be extended by mutual agreement of Mr. Pearson and us. Pursuant to this employment agreement, if, unrelated to a change in control (as defined below) Mr. Pearson is terminated without cause (as defined below) or he voluntarily terminates his employment for good reason (as defined below), he would be entitled to receive his base salary (as of the date of such termination) for a period of six months, payable in accordance with our normal payroll practices.

The employment agreement also provides that in the event that, in connection with a change of control, we terminate Mr. Pearson without cause, or he voluntarily terminates his employment for good reason during the period that begins on the date that is three months prior to the occurrence of a change in control and ends on the date that is twelve months following the occurrence of a change in control, he would be entitled to receive his base salary (as of the date of such termination) for a period of three years, payable in accordance with our normal payroll practices.

For this purpose the term “change in control” generally means the occurrence of any of the following events:

(a) A “change in the ownership of the Company” which will occur on the date that any one person, or more than one person acting as a group, acquires ownership of our stock that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of our stock; however the following acquisitions will not constitute a change in control: (i) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or any entity controlled by us or (ii) any acquisition by investors (immediately prior to such acquisition) of us for financing purposes, as determined by the compensation committee in its sole discretion.

(b) A “change in the effective control of the Company” which will occur on the date that either (i) any one person, or more than one person acting as a group, acquires ownership of our stock possessing 35% or more of the total voting power of our stock, excluding (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or (z) any acquisition by investors (immediately prior to such acquisition) of us for financing purposes, as determined by the compensation committee in its sole discretion or (ii) a majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

(c) A “change in the ownership of a substantial portion of the Company’s assets” which occurs on the date that any one person, or more than one person acting as a group, acquires our assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to such acquisition.

The term “cause” means: (a) a material breach by Mr. Pearson of the noncompetition and confidentiality provisions of the employment agreement; (b) the commission of a criminal act by Mr. Pearson against us, including, but not limited to, fraud, embezzlement or theft; (c) the conviction, plea of no contest or nolo contendere, deferred adjudication or unadjudicated probation of Mr. Pearson for any felony or any crime involving moral turpitude; or (d) Mr. Pearson’s failure or refusal to carry out, or comply with, any lawful directive of our board of directors consistent with the terms of the employment agreement which is not remedied within 30 days after Mr. Pearson’s receipt of notice from us.

The term “good reason” means: (a) a substantial reduction of Mr. Pearson’s base salary without his consent; (b) a substantial reduction of Mr. Pearson’s duties (without his consent) from those in effect as of the effective date of the employment agreement or as subsequently agreed to by Mr. Pearson and us; or (c) the relocation of Mr. Pearson’s primary work site to a location greater than 50 miles from Mr. Pearson’s work site as of the effective date of the employment agreement.

Mark R. Stauffer

Stock Option and Restricted Stock Agreements.  As provided in his stock option and restricted stock agreements, in the event that Mr. Stauffer is involuntarily terminated other than for cause within twelve months following a corporate change his then unvested stock options and shares of restricted stock will fully vest. Assuming, therefore, that such a corporate change and termination occurred on December 31, 2006, his option to purchase 33,633 shares of our common stock and 82,212 shares of restricted stock would have become fully vested. Assuming that the fair market value of our common stock was $1.96 a share (i.e., the fair market value per share of our common stock as of March 31, 2006, based on the most recent valuation of our common stock) the value to Mr. Stauffer of this accelerated vesting would have been $0 for the stock options (since the exercise price of the option was $1.96 per share), and $161,333 for the restricted stock. For purposes of the foregoing, the terms “involuntary termination,” “good reason,” and “corporate change” each have the meaning ascribed to such terms with respect to Mr. Pearson’s stock option agreement, described above.

2007 Employment Agreement.  On April 2, 2007, we entered into an employment agreement with Mr. Stauffer. The employment agreement is for a term of two years, after which time it may be extended by mutual agreement of Mr. Stauffer and us. Pursuant to this employment agreement, if, unrelated to a change in control Mr. Stauffer is terminated without cause or he voluntarily terminates his employment for good reason, he would be entitled to receive his base salary (as of the date of such termination) for a period of six months, payable in accordance with our normal payroll practices.

The employment agreement also provides that in the event that, in connection with a change of control, Mr. Stauffer is terminated by us without cause, or he voluntarily terminates his employment for good reason during the period that begins on the date that is three months prior to the occurrence of a change in control and ends on the date that is twelve months following the occurrence of a change in control, he would be entitled to receive his base salary (as of the date of such termination) for a period of three years, payable in accordance with our normal payroll practices.

For purposes of the foregoing, the terms “change in control,” “good reason,” and “cause” each have the meaning ascribed to such terms with respect to Mr. Pearson’s 2007 employment agreement, described above.

Elliot J. Kennedy

Restricted Stock Agreement.  As provided in his restricted stock agreement, in the event that Mr. Kennedy is involuntarily terminated other than for cause within twelve months following a corporate change his then unvested shares of restricted stock will fully vest. Assuming, therefore, that such a corporate change and termination occurred on December 31, 2006, 112,108 shares of restricted stock would have become fully vested. The value to

Mr. Kennedy of this accelerated vesting would have been $220,000. For purposes of the foregoing, the terms “involuntary termination,” “good reason,” and “corporate change” each have the meaning ascribed to such terms with respect to Mr. Pearson’s stock option agreement, described above.

2007 Employment Agreement.  On April 2, 2007, we entered into an employment agreement with Mr. Kennedy. The employment agreement is for a term of two years, after which time it may be extended by mutual agreement of Mr. Kennedy and us. Pursuant to this employment agreement, if, unrelated to a change in control Mr. Kennedy is terminated without cause or he voluntarily terminates his employment for good reason, he would be entitled to receive his base salary (as of the date of such termination) for a period of six months, payable in accordance with our normal payroll practices.

The employment agreement also provides that in the event that, in connection with a change of control, Mr. Kennedy is terminated by us without cause, or he voluntarily terminates his employment for good reason during the period that begins on the date that is three months prior to the occurrence of a change in control and ends on the date that is twelve months following the occurrence of a change in control, he would be entitled to receive his base salary (as of the date of such termination) for a period of two years, payable in accordance with our normal payroll practices.

For purposes of the foregoing, the terms “change in control,” “good reason,” and “cause” each have the meaning ascribed to such terms with respect to Mr. Pearson’s 2007 employment agreement, described above.

James L. Rose

Stock Option and Restricted Stock Agreements.  As provided in his stock option and restricted stock agreements, in the event that Mr. Rose is involuntarily terminated other than for cause within twelve months following a corporate change his then unvested stock options and shares of restricted stock will fully vest. Assuming, therefore, that such a corporate change and termination occurred on December 31, 2006, his option to purchase 33,633 shares of our common stock and 7,474 shares of restricted stock would have become fully vested. Assuming that the fair market value of our common stock was $1.96 a share (i.e., the fair market value per share of our common stock as of March 31, 2006, based on the most recent valuation of our common stock) the value to Mr. Rose of this accelerated vesting would have been $0 for the stock options (since the exercise price of the option was $1.96 per share), and $14,667 for the restricted stock. For purposes of the foregoing, the terms “involuntary termination,” “good reason,” and “corporate change” each have the meaning ascribed to such terms with respect to Mr. Pearson’s stock option agreement, described above.

2007 Employment Agreement.  On April 2, 2007 we entered into an employment agreement with Mr. Rose. The employment agreement is for a term of two years, after which time it may be extended by mutual agreement of Mr. Rose and us. Pursuant to this employment agreement, if, unrelated to a change in control Mr. Rose is terminated without cause or he voluntarily terminates his employment for good reason, he would be entitled to receive his base salary (as of the date of such termination) for a period of six months, payable in accordance with our normal payroll practices.

The employment agreement also provides that in the event that, in connection with a change of control, Mr. Rose is terminated by us without cause, or he voluntarily terminates his employment for good reason during the period that begins on the date that is three months prior to the occurrence of a change in control and ends on the date that is twelve months following the occurrence of a change in control, he would be entitled to receive his base salary (as of the date of such termination) for a period of two years, payable in accordance with our normal payroll practices.

For purposes of the foregoing, the terms “change in control,” “good reason,” and “cause” each have the meaning ascribed to such terms with respect to Mr. Pearson’s 2007 employment agreement, described above.

J. Cabell Acree, III

2007 Employment Agreement.  On August 13, 2007 we entered into an employment agreement with Mr. Acree. The employment agreement is for a term of two years, after which time it may be extended by mutual agreement of Mr. Acree and us. Pursuant to this employment agreement, if, unrelated to a change in control

Mr. Acree is terminated without cause or he voluntarily terminates his employment for good reason, he would be entitled to receive his base salary (as of the date of such termination) for a period of six months, payable in accordance with our normal payroll practices.

The employment agreement also provides that in the event that, in connection with a change of control, Mr. Acree is terminated by us without cause, or he voluntarily terminates his employment for good reason during the period that begins on the date that is three months prior to the occurrence of a change in control and ends on the date that is twelve months following the occurrence of a change in control, he would be entitled to receive his base salary (as of the date of such termination) for a period of two years, payable in accordance with our normal payroll practices.

For purposes of the foregoing, the terms “change in control,” “good reason,” and “cause” each have the meaning ascribed to such terms with respect to Mr. Pearson’s 2007 employment agreement, described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of our common stock by (a) 5% stockholders, (b) current directors, (c) five most highly compensated executive officers and (d) executive officers as a group, as of September 30, 2007.

Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Other than as specifically noted below, the mailing address for each executive officer is in care of Orion, 12550 Fuqua, Houston, Texas 77034.

	Beneficial Ownership
	Amount of	Percent of
	Common	Common
Name of Beneficial Owner	Stock(1)	Stock(2)

5% Stockholders:
JANA Piranha Master Fund, Ltd.(3)(4)	1,500,000	6.96%
Bear, Stearns & Co. Inc.(3)(5)	1,488,458	6.90%
Directors and Executive Officers: (6)
Richard L. Daerr, Jr.	2,000		*
J. Michael Pearson(7)	197,892		*
Mark R. Stauffer(8)	156,952		*
Elliott J. Kennedy	171,773		*
James L. Rose(9)	22,421		*
Directors and Executive Officers as a group (5 persons)(10)	551,038	2.53%

*	Less than 1%.

(1)	Includes shares that may be acquired within 60 days of September 30, 2007 by exercising vested stock options but does not include any unvested stock options.

(2)	For each individual, this percentage is determined by assuming the named stockholder exercises all options which the stockholder has the right to acquire within 60 days of September 30, 2007, but that no other person exercises any options.

(3)	Based on information furnished to us by the holder as of September 30, 2007.

(4)	The shares held by Jana Piranha Master Fund, Ltd. are indirectly beneficially owned by Jana Partners LLC, a Delaware limited liability company and a private money management firm which holds its common stock in various accounts under its management and control. The principals of Jana Partners LLC are Barry Rosenstein and Gary Claar. Address: 200 Park Avenue, Suite 3800, New York, New York, 10166

(5)	Bear, Stearns & Co. Inc. is owned by The Bear Stearns Companies Inc., a publicly traded company that is listed on the New York Stock Exchange. Address: 383 Madison Avenue, New York, New York, 10179

(6)	Other than Richard L. Daerr, Jr. and J. Michael Pearson, none of our current directors have beneficial ownership of our common stock.

(7)	Includes 179,373 shares Mr. Pearson could acquire within 60 days of September 30, 2007 by exercising vested stock options.

(8)	Includes 33,633 shares Mr. Stauffer could acquire within 60 days of September 30, 2007 by exercising vested stock options.

(9)	Includes 11,210 shares Mr. Rose could acquire within 60 days of September 30, 2007 by exercising vested stock options.

(10)	Includes (a) 179,373 shares Mr. Pearson could acquire within 60 days of September 30, 2007 by exercising vested stock options; (b) 33,633 shares Mr. Stauffer could acquire within 60 days of September 30, 2007 by exercising vested stock options; and (c) 11,210 shares Mr. Rose could acquire within 60 days of September 30, 2007 by exercising vested stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We were a party to a Management Agreement with Capture 2004, L.P., one of our former principal stockholders, dated as of October 14, 2004, in which we agreed to pay an annual management fee to Capture 2004, L.P. and reimburse Capture 2004, L.P. for reasonable out-of-pocket expenses directly related to the performance by Capture 2004, L.P. under the Management Agreement. The aggregate amount paid under this Management Agreement for the year ended December 31, 2006 was approximately $300,000. The Management Agreement was terminated as part of the 2007 Private Placement.

We have entered into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Liability and Indemnification of Officers, Directors and Certain Affiliates” for further information.

We entered into an agreement with Mr. Inserra whereby certain of our subsidiaries lease equipment used in our business from Mr. Inserra for $57,500 per month, payable on a monthly basis. The agreement is month to month. We have leased such equipment from Mr. Inserra pursuant to an oral agreement since October 2004. In March 2007, we entered into written lease agreements with Mr. Inserra regarding the lease of such equipment. The aggregate amount of the lease payments under the lease for the years ended December 31, 2005 and 2006 was $256,912 and $625,428, respectively. In addition, we purchased equipment for $1.0 million from Mr. Inserra in 2006.

In September 2006, the Company purchased a multi-purpose construction vessel for approximately $900,000 from I-QUIP, a company then and now controlled by Russell B. Inserra, who at the time of the sale was Chairman of the Board and CEO of the Company. Our Board of Directors reviewed and approved the terms of the transaction in advance.

On March 27, 2007 we entered into a redemption agreement with Austin Ventures VII, L.P., Austin Ventures VIII, L.P., Mr. Inserra, Capture 2004, L.P., Orion Incentive Equity, L.P. and 2004 Orion LLP. This amendment was amended and restated on May 8, 2007. Under the redemption agreement, as amended, as part of the 2007 Private Placement, we redeemed all of the shares of our preferred stock held by them for a price per share equal to $1,000 plus all accrued or declared but unpaid dividends, and repurchased all 16,053,816 shares of our common stock held by them for a price per share equal to $12.555, representing the offering price less the initial purchaser’s discount and placement fee. The purpose of the redemption agreement was to ensure that each of the principal stockholders would sell their stock to us, with the value of their common stock determined by the price of the 2007 Private Placement, and to evidence the sale of their stock. Each of the other parties to the redemption agreement was one of our former principal stockholders. Messrs. Kozlowski, Twomey and Bryant, who were members of our board of directors at the time the redemption agreement was executed, each had an interest in Capture 2004, L.P., Orion Incentive Equity, L.P. and 2004 Orion LLP. Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. had interests in Orion Incentive Equity, L.P. Mr. Aragona, who was also a member of our board of directors at the time the redemption agreement was executed, is the general partner of AV Partners VII, L.P. and AV Partners VIII, L.P., which are the general partners of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P., respectively.

In early October 2007, we proposed to our board of directors a written policy (the “Policy”) on “Related Party Transactions.” A Related Party Transaction means any transaction, or series of similar transactions (and any amendments, modifications or changes thereto), in which the amount involved exceeds $120,000, to which we are a party, and in which any of the following persons has a direct or indirect material interest: (i) any of our directors, director nominees, or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our equity securities; and (iii) any member of the immediate family of any of the foregoing persons (which shall include a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law), and persons sharing the same household of the foregoing persons. A Related Party Transaction does not include compensatory arrangements with our board or executive officers or certain other transactions.

The Policy provides that we shall not enter into any Related Party Transaction unless such transaction has been reviewed and approved in advance by a majority of disinterested directors serving on our audit committee and, if required, by the requisite vote of our full board of directors. The standard to be applied by the audit committee in evaluating a Related Party Transaction is whether the consideration to be paid or received in connection with any such transaction is no less favorable than terms available to an unaffiliated third party under the same or similar circumstances.

Since January 1, 2007, only the redemption agreement would have qualified as a Related Party Transaction. At the time of the execution of the redemption agreement, the Policy was not yet in effect. Our entire board was advised of the redemption agreement, its purpose and the nature of the transaction with our principal stockholders. The redemption agreement was then unanimously approved by our board of directors prior to its execution.

SELLING SHAREHOLDERS

This prospectus covers shares sold in the 2007 Private Placement. We sold shares to Friedman, Billings, Ramsey & Co., Inc. as initial purchaser who also acted as sole placement agent in the 2007 Private Placement. Some of the shares sold in the private equity placement were sold to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration under Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, Friedman, Billings, Ramsey & Co., Inc. sold the shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. The selling shareholders who purchased shares in the 2007 Private Placement and their transferees, pledges, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

The following table sets forth information about the number of shares owned by each selling shareholder that may be offered from time to time under this prospectus. Certain selling shareholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling shareholders may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling shareholders as of [          ], 2007. The selling shareholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling shareholders upon termination of this offering because the selling shareholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. See “Plan of Distribution.”

Except as noted below, to our knowledge, none of the selling shareholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

E.N. Investment Company	740,741	740,741
Morgan Stanley & Co. Incorporated(2)	888,889	888,889
One East Partners, L.P. (onshore)	866,667	866,667
One East Duration Master, L.P.	244,444	244,444
Plainfield Direct Inc.	750,000	750,000
Drake Associates L.P.	30,000	30,000
Triple Crown Investments LLP	25,000	25,000
United Capital Management, Inc.	18,518	18,518
The William K. Warren Foundation	30,000	30,000
Cetus Capital, LLC	40,000	40,000
Forest Hill Select Fund LP	254,445	254,445
Calm Waters Partnership	74,074	74,074
Third Point Partners Qualified L.P.	696,373	696,373
Third Point Partners L.P.	785,108	785,108
Clough Investment Partners I, LP	97,500	97,500
Clough Offshore Fund, Ltd.	52,500	52,500
Kenmont Special Opportunities Master Fund, L.P.	52,500	52,500

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Man Mac Miesque IOB Ltd.	22,500	22,500
Trust D	225,000	225,000
LibertyView Funds, LP	95,370	95,370
LibertyView Special Opportunities Fund, LP	74,074	74,074
LibertyView Socially Responsible Fund, LP	37,037	37,037
LibertyView Convertible Arbitrage Fund, LP	18,519	18,519
Fort Mason Master, LP	76,067	76,067
Fort Mason Partners, LP	4,933	4,933
Kensico Partners, LP	212,400	212,400
Kensico Associates, LP	287,600	287,600
JP Morgan Securities, Inc.	370,370	370,370
RMK Select High Income Fund(4)	86,600	86,600
RMK High Income Fund(4)	38,100	38,100
RMK Strategic Income Fund(4)	45,200	45,200
RMK Advantage Income Fund(4)	51,400	51,400
RMK Multi-Sector High Income Fund(4)	58,400	58,400
Douglas H. Manuel & Gail D. Manuel JTWROS	5,555	5,555
Douglas H. McCorkindale	7,407	7,407
James A. Syme & Phyllis K. Syme JTWROS	3,333	3,333
Steuart Investment Company	37,037	37,037
Joseph H. Szymanski	5,555	5,555
Stuckey Timberland, Inc.	11,111	11,111
John Whalen and Linda D. Rabbitt, JTWROS	3,555	3,555
Wiegers & Co. LLC	75,000	75,000
Howard C. Bluver IRA R/O	1,851	1,851
Sean Coleman	3,703	3,703
Edward A. Fox	11,111	11,111
Geddes and Company	18,518	18,518
Georgetown Preparatory School, Inc.	7,417	7,417
Harvard Investments, Inc.	14,814	14,814
Michael F. Horn Sr. IRA	3,703	3,703
Patrick J. Keeley	20,000	20,000
Patrick McGinley and Shelley McGinley JTWROS	3,704	3,704
Francis F. O’Connor and Cynthia O’Connor JTWROS	2,000	2,000
James Matthew Varay	4,000	4,000
Jay Weiss	7,407	7,407
John C. York	4,000	4,000
Thomas P. Gies and Lucy G. Gies JTWROS	3,704	3,704
Christopher Ryan TTEE Article Fourth Tr U/W/O B. Ryan FBO Mary E. Ryan Credit Shelter U/A DTD 5/1/2006	5,000	5,000
JAM Investments, LLC	5,555	5,555
Cornell Capital Partners, L.P.	148,148	148,148
Prism Partners III Leveraged L.P.	213,000	213,000

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Prism Partners I, L.P.	87,000	87,000
Charles H. Miller	5,000	5,000
Terry P. Murphy Trustee of Terry P. Murphy Trust	1,481	1,481
Steven J. Swain	800	800
Reuven M. Sacher, MD	3,800	3,800
Nancy L. Winton	700	700
Laboratory Medical Associates, PA 401K FBO L. Zinterhofer	1,900	1,900
Steven W. & Sheryl Kaplan Papish	500	500
Pacific Partners LP	7,000	7,000
Jane I. Schaefer Trust, Rudolph J. Schaefer, III, TTEE, Lauriston Castleman, Jr., TTEE	13,900	13,900
Samuel P. Peabody	1,044	1,044
Peter J. Spengler IRA Rollover	2,300	2,300
Douglas L. Brown IRA Rollover	1,400	1,400
Lawrence D. & Jane A. Sperling JTWROS	5,500	5,500
Anthony J. Landi & Patricia Landi JTWROS	1,100	1,100
Anthony J. Landi	500	500
Patricia Landi	500	500
Patricia Landi TTEE Revocable Trust Agreement FBO Patricia Landi	2,500	2,500
Jacqueline Fowler	3,800	3,800
Schaefer 2000 Trust, Jane I. Schaefer, Lauriston Castleman, Jr., TTEE	800	800
Rudolph & Jane Schaefer Charitable Trust, Lauriston Castleman, Jr., TTEE	500	500
Martha H. Schaefer 1986 Trust, Lauriston Castleman, Jr., TTEE	1,700	1,700
Lucia S. Chase 1986 Trust, Lauriston Castleman Jr., TTEE	1,700	1,700
Rudolph J. Schaefer IV 1986 Trust, Lauriston Castleman Jr., TTEE	1,700	1,700
Greta J. Schaefer 1986 Trust, Lauriston Castleman Jr., TTEE	1,700	1,700
Edmee S. Zahringer 1986 Trust, Lauriston Castleman Jr., TTEE	1,700	1,700
Trust FBO John A. Berol u/w Kenneth Berrol	15,000	15,000
Trust FBO David N. Berol u/w Kenneth Berrol	15,000	15,000
Berol Family Trust FBO Margaret Beattle	15,000	15,000
Arturo DePena	1,900	1,900
Elizabeth Sexworth IRA Rollover	1,113	1,113
Rajnikant R. Shah and Dilroza R. Shah Joint Tenants with Rights of Survivorship	7,407	7,407
Felix Harke SEP-IRA	2,222	2,222
Blue Ridge Investments	1,481	1,481
Spring Point Partners, L.P.	27,200	27,200
Spring Point Institutional Partners, L.P.	14,800	14,800
Spring Point Special Situations Master Fund, L.P.	59,300	59,300
Spring Point Offshore Master Fund, L.P.	60,900	60,900
Spring Point Opportunity Master Fund, L.P.	297,678	297,678
Advantage Advisors Catalyst Partners L.P.	10,000	10,000

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Ridgecrest Partners QP, L.P.	30,000	30,000
Ambrosio Blanco	2,222	2,222
Daryll Marshall-Inman SEP-IRA	2,222	2,222
Brad Marshall-Inman SEP-IRA	2,222	2,222
Michael Heijer IRA Rollover	2,222	2,222
Forest Hill Select Offshore, Ltd.	189,999	189,999
Friedman Billings Ramsey Group, Inc.	398,247	398,247
FBR Capital Markets Corporation	398,247	398,247
Alexandra P. Tumbleston	1,620	1,620
Alexis Ann Shehata	1,260	1,260
Alice F. Chernesky	2,340	2,340
Andrea L. Kilian TTEE, Andrea L. Kilian Trust U/A DTD 09/25/1997	710	710
Anita L. Rankin TTEE, Anita L. Rankin Rev. Trust U/A DTD 04/28/1995	540	540
Ann C. Karter	10,450	10,450
Ann K. Miller	9,850	9,850
Anne-Marie Romer Trustee, Anne-Marie Romer Rev. Living Trust U/A DTD 02/08/2007	1,480	1,480
Anthony L. Kremer, Charles Schwab & Co Inc Cust IRA Rollover	1,420	1,420
Anthony L. Kremer TTEE, Anthony L. Kremer Rev. Living Trust U/A DTD 01/27/1998	1,020	1,020
Baker Hazel Funeral Home, Inc.	340	340
Barbara A. Muth, Charles Schwab & Co Inc Cust IRA Contributory	320	320
Barbara A. Muth TTEE Barbara A. Muth Revocable Living U/A DTD 10/31/1996 FBO B Muth	1,550	1,550
Beverly R. Guterman Charles Schwab & Co Inc Cust IRA Rollover	600	600
Billy A. West TTEE Billy A West Trust U/A DTD 01/23/1992	4,340	4,340
BLT Enterprises LLLP A Partnership	1,620	1,620
Bradley J. Hausfeld Charles Schwab & Co Inc Cust IRA Rollover	870	870
Brian Louis McMurray	1,700	1,700
Carl William Goeckel Charles Schwab & Co Inc Cust SEP-IRA	2,440	2,440
Carl William Goeckel Designated Bene Plan/TOD	340	340
Charles L Bechtel & Miriam L Bechtel JTTEN	590	590
Charles T Walsh TTEE The Charles T Walsh Trust U/A DTD 12/06/2000	3,600	3,600
Charles V. Simms TTEE Charles V. Simms Trust U/A DTD 12/28/1994	1,400	1,400
Cheryl Coleman Charles Schwab & Co Inc Cust IRA Rollover	340	340
Chris H Kapolas & Linda Kapolas JTTEN	1,140	1,140
Christine F. Lindeman Thomas Charles Schwab & Co Inc Cust IRA Rollover	1,080	1,080
Christine F Lindeman Thomas Thomas Revocable Trust U/A DTD 08/22/1991	3,120	3,120
Christopher M. Ruff Charles Schwab & Co Inc Cust IRA Rollover	280	280
Cindy Ernst	13,050	13,050
Craig Paul Sanford & Mary Jo Sanford JTTEN	6,390	6,390

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

CTBB Family Limited Partnership	4,380	4,380
Cynthia A Hackett	2,350	2,350
Cynthia J Crotty TTEE C/O Van Dyne Crotty Attn: Dave Senseman	3,310	3,310
D Kremer & R Kremer TTEE David R Kremer Rev Living Tr U/A DTD 05/07/1996	1,730	1,730
D MacCubbin & L MacCubbin TTEE Don A MacCubbin & Linda B Macc U/A DTD 05/04/1993	2,110	2,110
Daniel Ernest Neely Charles Schwab & Co Inc Cust Roth Contributory IRA	290	290
Daniel J Roach Charles Schwab & Co Inc Cust IRA Rollover	580	580
Daniel W Crotty TTEE C/O Van Dyne Crotty Attn: Dave Senseman	35,640	35,640
David K Ray Charles Schwab & Co Inc Cust IRA Rollover	1,440	1,440
David L Roer	340	340
David M Gray TTEE David M Gray Revocable Trust U/A DTD 07/19/1996	440	440
David M Morad Jr Charles Schwab & Co Inc.Cust IRA Rollover	4,620	4,620
David R Ernst & Renee M Ernst JT TEN	3,160	3,160
David Ross TTEE The David Ross Trust U/A DTD 11/04/2000	1,470	1,470
David S Senseman TTEE David S Senseman Trust U/A DTD 10/18/1995	580	580
David S. Senseman Trustee Crotty Escrow Trust U/A DTD 02/10/2006	2,010	2,010
De Ette Rae Hart TTEE U/A DTD 05/17/1999 FBO De Ette Rae Hart	820	820
Deanne W. Joseph Charles Schwab & Co Inc Cust IRA Rollover	540	540
Diana M Best Charles Schwab & Co Inc. Cust IRA Rollover	3,130	3,130
Diane E Senseman TTEE Diane E Senseman Trust 10/18/1995 FBO D Senseman	570	570
Diane W Colaizzi Charles Schwab & Co Inc Cust IRA Rollover	230	230
Dina E Crnkovich Charles Schwab & Co Inc Cust IRA Rollover	1,360	1,360
Don A Keasel IRA Rollover	1,120	1,120
Don Aubrey MacCubbin Charles Schwab & Co Inc Cust IRA Contributory	580	580
Donald A Porter Charles Schwab & Co Inc Cust IRA Contributory	1,260	1,260
Donald G Tekamp TTEE Donald G Tekamp Revocable Trust U/A DTD 08/16/2000	1,240	1,240
Donald Huu Nguyen & Lynn Ann Buffington JT TEN	1,010	1,010
Donald Huu Nguyen Charles Schwab & Co Inc Cust IRA Rollover	210	210
Donna G Dahm Charles Schwab & Co Inc Cust IRA Contributory	570	570
Douglas A Marchal & Melissa K Marchal JT TEN	330	330
EBS Microcap Partners LP A Partnership	20,610	20,610
EBS Partners LP Primary Acct A Partnership	72,760	72,760
Edward W Eppley Charles Schwab & Co Inc Cust IRA Rollover	820	820
Eric Graham TTEE Eric A Grahm Trust DTD 02/11/2004	780	780
Farouk Tabrah Charles Schwab & Co Inc Cust IRA Contributory	170	170
Farouk Tabrah TTEE Tabrah Qualified Personal Residence Trust U/A 5/11/92	560	560
Felice M Kantor TTEE Felice M Kantor Trust U/A DTD 06/23/1993	6,910	6,910

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Forney M Hoke III	2,360	2,360
Found-MOR LLC	5,620	5,620
Francis J Seiler Charles Schwab & Co Inc Cust IRA Rollover	470	470
G Harmon & T Harmon & H Wall Lawrence J Harmon Trust A U/A DTD 01/29/2001	580	580
Gary M Youra Charles Schwab & Co Inc.Cust IRA Rollover	2,860	2,860
George W Hicks	1,190	1,190
George W Ledford Charles Schwab & Co Inc Cust IRA Rollover	3,250	3,250
Gerald E Joseph & Deanne W Joseph JT TEN	1,590	1,590
Gerald J Allen	3,420	3,420
Gerald J Allen Charles Schwab & Co Inc Cust IRA Rollover	1,440	1,440
Gregory Alan Reber & Bibi Ann Hazel-Reber JT TEN	800	800
Gregory J Thomas Sep-IRA C/O TK Harris Commercial	540	540
Gregory J Thomas TTEE Trust U/A DTD 08/22/91	760	760
Gwendolyn D Harmon TTEE Gwendolyn D Harmon Trust U/A DTD 08/30/2001	2,640	2,640
H Joseph Wood Charles Schwab & Co Inc Cust Spousal IRA Rollover	930	930
Harold Allen Ferguson Jr & Lois Marie Ferguson JT TEN	1,480	1,480
Hazel B Kidd	1,280	1,280
Helen G Moody TTEE Helen G Moody Trust U/A DTD 01/17/2002	1,300	1,300
Howard Smith	2,340	2,340
Hsien Ming Meng Charles Schwab & Co Inc Cust IRA Rollover	690	690
Industrial Grinding Inc. Profit Sharing Plan Trust Segregated Account	2,290	2,290
J Ernst & D Ernst TTEE John C Ernst Rev Lt U/A DTD 11/11/1911	7,860	7,860
Jack E Brady	380	380
Jacqueline J Slyman	2,000	2,000
Jacqueline Michelle Evans Charles Schwab & Co. Inc Cust IRA Rollover	310	310
James A Broering Charles Schwab & Co Inc Cust IRA Rollover	4,800	4,800
James N Marten TTEE James N Marten Revocable Trust U/A DTD 08/29/2001	2,190	2,190
James Robert Goldstein	790	790
James T Lehner Charles Schwab & Co Inc Cust IRA Rollover	2,100	2,100
Jane Hughes TTEE Giacomo Irrevocable Trust U/A DTD 11/30/2000 FBO L Giaco	2,000	2,000
Janet Rosemary Seiler TTEE Janet R Seiler Trust U/A DTD 05/18/2005	1,270	1,270
Jean C Marten	730	730
Jeannine E Phlipot	1,180	1,180
Jeannine E Phlipot Charles Schwab & Co Inc. Cust IRA Contributory	1,020	1,020
Jeffrey M Grieco TTEE Jeffrey M Grieco Rev Liv Trust U/A DTD 07/19/2001	1,230	1,230
Jeffrey T Wood TTEE Revocable Trust Agreement U/A DTD 10/29/2003	1,330	1,330
Jeffrey W Davis & Laura K Davis JT TEN	1,000	1,000
Jennifer A Roer UTA Charles Schwab & Co Inc IRA Contributory Did 04/24/98	500	500

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Jennifer Roach	370	370
Jennifer Roach Charles Schwab & Co Inc. Cust IRA Rollover	810	810
Jerome E Muth Charles Schwab & Co Inc. Cust Roth Contributory IRA	3,030	3,030
Jerome E Muth TTEE Trust U/A DTD 10/31/96 FBO Jerome E Muth	380	380
Joan M Welsh TTEE A&R Agreement Of Trust For Joan M Welsh DTD 08/31/1990	1,280	1,280
John A Barron	560	560
John A Barron	690	690
John A O’Neil & Lisa D O’Neil JT TEN	1,570	1,570
John B Maynard Sr TTEE John B Maynard Sr Rev Liv Trust U/A DTD 10/05/1993	9,100	9,100
John C Kunesh & Sarah L Kunesh JT TEN	1,170	1,170
John Carl Eiting	5,500	5,500
John Eubel Charles Schwab & Co Inc Cust IRA Rollover	4,280	4,280
John M Walsh Jr Charles Schwab & Co Inc Cust IRA Rollover	1,360	1,360
John O’Meara Charles Schwab & Co Inc Cust IRA Rollover	340	340
John Robert Scharf Charles Schwab & Co Inc Cust IRA Contributory	2,260	2,260
John T Dahm Charles Schwab & Co Inc Cust IRA Contributory	3,040	3,040
John T Dahm Charles Schwab & Co Inc Cust IRA Rollover	920	920
John Thomas Paas & Julia Marie Paas JT TEN	690	690
Jon Richard Yenor & Caroline Leutze Brecker JT TEN	1,060	1,060
Jon Richard Yenor Charles Schwab & Co Inc Cust IRA Rollover	780	780
Joseph D Maloney	1,210	1,210
Joseph F Scullion Charles Schwab & Co Inc Cust IRA Rollover	1,010	1,010
Joyce Ann Porter TTEE Joyce Ann Porter Trust U/A DTD 12/01/2000	920	920
Juan M Palomar Charles Schwab & Co Inc Cust IRA Rollover	2,070	2,070
Judith A Keasel IRA Rollover	460	460
K Shelton Charles Schwab & Co Inc Cust IRA Rollover	1,130	1,130
Kandythe J Miller	1,150	1,150
Karen Ann Beach TTEE Karen A Beach Trust U/A DTD 05/25/2002	3,480	3,480
Karen S Crotty TTEE Karen S Crotty Trust U/A DTD 06/13/1995	1,710	1,710
Kathryn A Leeper TTEE Kathryn Ann Leeper Trust U/A DTD 06/29/95	710	710
Keith T Lins Charles Schwab & Co In Cust IRA Rollover	1,020	1,020
Kenneth M Fisher Charles Schwab & Co Inc Cust IRA Rollover	570	570
Kenneth Michael Fisher & Alice Anne Fisher JT TEN	1,390	1,390
Kevin M Crotty TTEE Kevin M Crotty Trust U/A DTD 06/13/1995	43,940	43,940
Keybank National Association Custodian For Medamerica Health Systems Corp Other Board Designated Funds Eubel Brady & Sutton Asset Mgmt	14,880	14,880
Kirby Charles Leeper Charles Schwab & Co Inc Cust IRA Rollover	1,080	1,080
L Peck & D Vockell & S Brinn & O Fernandez TTEE Sharonville PED PSC 401 FBO O Fernandez	1,500	1,500
Larry J Lehman Charles Schwab & Co Inc Cust IRA Rollover	1,410	1,410
Lauren Peck Beneficiary Charles Schwab & Co Inc Cust Inherited IRA	1,150	1,150

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Lawrence K Jackson Charles Schwab & Co Inc Cust IRA Contributory	470	470
Leo K Wingate & Katherine H Wingate JT TEN	860	860
Linda Marie Meister	1,220	1,220
Linda Marie Meister Charles Schwab & Co Inc Cust IRA Contrib DTD 03/31/2000	210	210
M Brady & R Eubel TTEE EBS Asset Mgmt Inc PSP U/A DTD 01/01/1994	4,820	4,820
M Demange & T Demange TTEE Mary J Demange Rev Living Tr U/A DTD 12/30/1992	400	400
Marcia M O’Rourke	3,920	3,920
Margaret Saunders Adam TTEE Margaret S Adam Revocable Trust U/A DTD 04/10/2002	590	590
Mark Louis Orlandini	800	800
Martha S Senkiw TTEE Martha S Senkiw Revoc Lvng Tru U/A DTD 11/02/1998	680	680
Martin J Grunder Jr Charles Schwab & Co Inc Cust SEP-IRA	650	650
Mary Ellen Kremer TTEE Mary Ellen Kremer U/A DTD 01/27/1998	1,320	1,320
Mary Lou R Baggott	1,460	1,460
Mary M Kunesh TTEE Charles T Kunesh Irrev Trust U/A DTD 06/28/1995	6,670	6,670
Melinda Laureen Eubel UTA Charles Schwab & Co Inc IRA Rollover DTD 08/21/95	900	900
Melodee A Ruffo	980	980
Michael A Houser & H Stephen Wargo JT TEN	370	370
Michael F Dakin Charles Schwab & Co Inc. Cust IRA Rollover	1,380	1,380
Michael G Lunsford	420	420
Michael G. Lunsford Charles Schwab & Co Inc. Cust IRA Rollover	890	890
Michael Glenn Bradshaw Charles Schwab & Co Inc. Cust IRA Rollover	2,520	2,520
Michael J McQuiston Charles Schwab & Co Inc Cust IRA Rollover	1,690	1,690
Michael J Suttman	870	870
Michael Lipson & Marilyn E Lipson JT TEN	390	390
Michael Lipson Charles Schwab & Co Inc Cust IRA Contributory	260	260
Michael Mathile Rev Tr	2,960	2,960
Michael T Kunesh TTEE Trust Agreement U/A DTD 02/10/1995	2,510	2,510
Michelle L Tagliamonte Charles Schwab & Co Inc Cust IRA Rollover	890	890
Mike Joseph Evans & Jacke M Evans JT TEN	680	680
Milo Noble	6,340	6,340
Mlpf& S Cust FPO William R Brunner IRA FBO William R Brunner	1,230	1,230
Najwa Tabrah Charles Schwab & Co Inc Cust IRA Contributory	580	580
Nayann B Pazyniak Charles Schwab & Co Inc. Cust IRA Rollover	450	450
Neal L Miller & Kandythe J Miller JT TEN	530	530
Neal L Miller Charles Schwab & Co Inc. Cust IRA Rollover	230	230
Neil Kantor Charles Schwab & Co Inc Cust IRA Rollover	3,160	3,160
Neil W Hazel & Jeanne K Hazel JT TEN	780	780

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Neil W Hazel TTEE Neil W Hazel Trust U/A DTD 08/25/92	1,220	1,220
Norbert E Woodhams	14,330	14,330
Northern Trust As Custodian For Upnorth Investments, Ltd — EBS	14,330	14,330
Pamela S Graeser	360	360
Parma Heights Investment Co A Partnership	460	460
Patricia Meyer Dorn Designated Bene Plan/TOD	5,630	5,630
Patrick A Mickley & Amy Jo Mickley JT TEN	460	460
Patrick J Coleman Charles Schwab & Co Inc Cust IRA Rollover	1,860	1,860
Patrick L McGohan & Jackie L McGohan JT TEN	1,350	1,350
Paul J Routh Charles Schwab & Co Inc Cust IRA Contributory	660	660
Paul R Crnkovich & Dina E Crnkovich JT TEN	3,640	3,640
Paul R Crnkovich Charles Schwab & Co Inc Cust IRA Rollover	1,000	1,000
Paul S Guthrie & Cynthia J Guthrie JT TEN	4,050	4,050
Paul Strausbaugh & Joan Strausbaugh Ten/Com	1,760	1,760
Peck Family Investments Ltd A Partnership	1,550	1,550
Peck Investments LLC	2,220	2,220
Peter D Senkiw TTEE Peter D Senkiw Rev Living Tr U/A DTD 11/02/1998	690	690
Peter McInnes & Noreen McInnes Ten/Com	6,980	6,980
Philip E Gallagher TTEE Philip E Gallagher DDS PSP DTD 12/31/1984 FBO P Gallagher	1,540	1,540
Philip H Wagner TTEE Philip H Wagner Revocable Trus U/A DTD 11/01/2000	18,720	18,720
Philip M Haisley Charles Schwab & Co Inc. Cust IRA Rollover	450	450
R Kremer & D Kremer TTEE Ruth E Kremer Rev Living Tr U/A DTD 05/07/1996	1,190	1,190
R&D Investment Partnership LLP A Partnership C/O Betty Eubel	22,180	22,180
Rawa Ltd Partnership A Partnership	4,400	4,400
Raymond W Lane	2,370	2,370
Richard Dewey Smith	1,440	1,440
Richard Dewey Smith Charles Schwab & Co Inc Cust IRA Contributory	330	330
Richard E Holmes Charles Schwab & Co Inc Cust IRA Contributory	1,240	1,240
Richard E Holmes TTEE Richard E Holmes Revocable Liv U/A DTD 08/25/1994	4,230	4,230
Richard G Snider TTEE Baker-Hazel & Snider Funeral Home Inc U/A DTD 06/01/2002	520	520
Richard H Lesourd Jr C/O Lesourd & Co	1,750	1,750
Richard N Kappel & Alicia L Kappel JT TEN	4,830	4,830
Rick J Penwell TTEE Aviation Sales Inc 401k Plan U/A DTD 02/08/1994	1,480	1,480
Robert A Colaizzi Jr Charles Schwab & Co Inc Cust IRA Rollover	2,660	2,660
Robert A Weisman Charles Schwab & Co Inc Cust IRA Rollover	600	600
Robert F Mays TTEE Robert F Mays Trust U/A DTD 12/07/1995	1,290	1,290
Robert H Meixner Jr	9,280	9,280
Robert L Kilian Charles Schwab & Co Inc Cust IRA Rollover	600	600

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Robert L Kiuan TTEE Robert L Kilian Trust U/A DTD 09/25/1997	1,100	1,100
Robert N Sturwold Designated Bene Plan/TOD	740	740
Robert S Crotty TTEE Brooke Caroline Crotty Trust U/A DTD 04/04/2006	1,090	1,090
Robert S Crotty TTEE Robert S Crotty Trust U/A DTD 02/25/1996	22,230	22,230
Roland J Anderson Charles Schwab & Co Inc Cust IRA Rollover	1,470	1,470
Ruth D Scharf TTEE Ruth D Scharf Trust U/A DTD 12/06/1995	180	180
S Miller & C Liesner TTEE Steven A Miller Living Trust U/A DTD 06/05/1998	2,770	2,770
Samuel W Lumby TTEE Samuel W Lumby Trust U/A DTD 05/04/1995	1,650	1,650
Sandra E Nischwitz	2,810	2,810
Sean Robert Convery	450	450
Semele Foundas Charles Schwab & Co Inc. Cust IRA Contributory	260	260
Sherrie L Crotty TTEE Sherrie L Crotty Trust U/A DTD 04/04/2006	2,160	2,160
Sonja K Kasch TTEE Sonja K Kasch Trust U/A DTD 10/26/2004	1,730	1,730
Stanley H Rainey Jr Charles Schwab & Co Inc Cust IRA Rollover	2,510	2,510
Stanley J Katz Charles Schwab & Co Inc Cust IRA Contributory	490	490
Stephen A Delong	2,060	2,060
Stephen L Hopf & Cynthia K Hopf JT TEN	880	880
Steven E Ross & Mary J Ross JT TEN	10,140	10,140
Steven K Suttman Charles Schwab & Co Inc. Cust IRA Rollover	700	700
Steven M. Nelson Charles Schwab & Co Inc Cust IRA Rollover	1,690	1,690
Steven R Conover & Victoria L Conover JT TEN	640	640
Susan J Gagnon TTEE Susan J Gagnon Revocable Living U/A 08/30/1995	3,040	3,040
T Anderson & J Anderson TTEE Anderson Family Rev Tr U/A DTD 09/23/2002	2,460	2,460
T Demange & M Demange TTEE Thomas M Demange Rev. Living T	1,340	1,340
Tanya H Pavlina TTEE Trust U/A DTD 11/21/95	1,650	1,650
The Fifth Third Bank Successor Co-Trustee Under Agreement With George H. Welsh Tr B	3,960	3,960
Thomas A Miller IRA Rollover	740	740
Thomas Holton TTEE Marjorie G Kasch Irrev Trust U/A DTD 03/21/1980	970	970
Thomas J Maio & Susan J Maio JT TEN	1,670	1,670
Thomas J Mlinac TTEE Mazer Corporation PSP & 401(K) U/A DTD 11/30/66 FBO T Mlinac	1,000	1,000
Thomas L Falvey & Mary Leslie Falvey JT TEN	2,160	2,160
Thomas L Hausfeld Charles Schwab & Co Inc. Cust IRA Rollover	670	670
Thomas V Moon & Moon Family Trust U/A DTD 10/14/91	950	950
Timothy A Pazyniak Charles Schwab & Co Inc. Cust IRA Rollover	3,920	3,920
Timothy Jon Beach TTEE Timothy J Beach Trust U/A DTD 04/22/2002	3,970	3,970
Timothy M. Black Charles Schwab & Co Inc Cust IRA Rollover	810	810
TNM Investments Ltd A Partnership	430	430
Toby G Weber TTEE Toby G Weber Rev Mgmt Tr U/A DTD 06/13/2002	3,160	3,160

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Verle McGillivray Charles Schwab & Co Inc Cust IRA Rollover	570	570
Vivian D Bichsel TTEE Vivian D Bichsel Rev Liv Trust U/A DTD 11/18/1993	1,760	1,760
Wilbur L Brown & Evilina A Brown JT TEN All Cap	5,410	5,410
Wilbur L Brown & Evilina A Brown JT TEN Small Cap	620	620
William I Gharst TTEE Jonell L Gharst Rev Liv Trust U/A DTD 03/18/1997	3,320	3,320
William J Turner TTEE William J Turner Revocable Living Trust DTD 05/20/1998	790	790
William M Thornton Charles Schwab & Co Inc Cust IRA Rollover	4,290	4,290
Yvonne Grieco TTEE Trust U/A DTD 07/19/2001	1,140	1,140
JMB Capital Partners L.P.	726,000	726,000
GLG North American Opportunity Fund	750,000	750,000
Retail Employees Superannuation Trust(3)	65,400	65,400
Australian Retirement Fund(3)	55,700	55,700
Telstra Superannuation Scheme(3)	47,700	47,700
Stichting Bedrijtstak Pensionefonds voor Het Vereepsvervoer Over De Weg(3)	39,200	39,200
Maritime Life Discovery Fund(3)	25,400	25,400
TELUS Foreign Equity Active Alpha Pool	19,300	19,300
New Zealand Administration Services Limited — Global Equity Small Companies Pooled(3)	13,400	13,400
TELUS Foreign Equity Active Beta Pool	9,300	9,300
Richard S. Bodman Revocable Trust, dated 9/1/1998	6,507	6,507
John M. Coleman and Patricia D. Coleman JTWROS	5,555	5,555
CNF Investments II, LLC	18,519	18,519
Timothy Michael Donahue and Jayne N. Donahue JTWROS	25,925	25,925
Le Roy Eakin III and Lindsay Eakin, JTBE	7,407	7,407
Gerhard Erdelji	740	740
Joel Goozh and Karen Goozh TBE	3,703	3,703
Chris Glubka	500	500
Green Earth Investments LLC	11,111	11,111
Wallace F. Holladay, Jr.	5,555	5,555
Daniel H. Huthwaite and Constance Huthwaite JTWROS	3,703	3,703
Evan Jones	7,407	7,407
Thomas E. Lee and Nancy C. Lee JTWROS	3,703	3,703
James Locke and Susan Locke TBE	18,518	18,518
Fountainhead Special Value Fund	34,000	34,000
King Investment Advisors, Inc. Profit Sharing Plan	1,600	1,600
Charles O. Requadt and Julie K. Requadt	1,500	1,500
E. Holt Williams, IRA Rollover	1,100	1,100
Alford Turman	900	900
Ryan McCleary	1,100	1,100

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Dale McCleary	4,000	4,000
Roger E. King, separate property	7,400	7,400
New York State Nurses Association Pension Plan(3)	53,300	53,300
Seligman Global Smaller Companies Fund(3)	69,700	69,700
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies(3)	81,300	81,300
SEI Institutional Investments Trust — Small/Mid Cap Fund(3)	116,900	116,900
The Robert Wood Johnson Foundation(3)	120,000	120,000
SEI Institutional Investments Trust — Small Cap Fund(3)	136,100	136,100
Dow Employees Pension Plan(3)	148,600	148,600
Wellington Management Portfolios (Dublin) — Global Smaller Companies Equity Portfolio(3)	33,700	33,700
Stichting Bedrijfstakpensionefunds voor de Media PNO(3)	50,000	50,000
JBWere Global Small Companies Pooled Fund(3)	58,200	58,200
SEI Institutional Managed Trust — Small Cap Growth Fund(3)	164,700	164,700
Goldman Sachs JBWere Small Companies Pooled Fund(3)	241,100	241,100
Public Sector Pension Investment Board(3)	243,500	243,500
The Central States, Southeast and Southwest Areas Pension Fund(3)	158,500	158,500
Oregon Public Employees Retirement Fund(3)	199,900	199,900
Small/Mid Cap Diversified Alpha Fund(3)	10,300	10,300
Radian Group Inc.(3)	28,100	28,100
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio(3)	292,100	292,100
JANA Piranha Master Fund, Ltd.	500,000	500,000
Paulson Advantage Plus LP	138,059	138,059
Paulson Advantage LP	101,483	101,483
Bear Stearns & Co. Inc.	1,488,458	1,488,458
Talvest Global Small Cap(3)	15,600	15,600
The SEI U.S. Small Companies Fund(3)	23,500	23,500
Paulson Advantage Ltd.	92,502	92,502
Paulson Advantage Plus Ltd.	179,498	179,498
AMP Enhanced Index International Share Fund	32,167	32,167
Henderson North American Multi-Strategy Equity Fund	23,827	23,827
Henderson Global Multi-Strategy Equity Fund	94,006	94,006
Goldman Sachs Global Manager Strategies(3)	42,700	42,700
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Smaller Companies Portfolio(3)	38,700	38,700
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio(3)	150,400	150,400
Kensico Partners, LP	96,600	96,600
Kensico Associates, LP	130,900	130,900
Dornsife Trust	42,000	42,000
Employees’ Retirement Account of C.R. Bard Inc.	20,000	20,000

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Peninsula Catalyst Fund, L.P.	48,000	48,000
Peninsula Catalyst Fund (QP), L.P.	102,000	102,000
BSSC FBO J. Steven Emerson Roth IRA	100,000	100,000
BSSC FBO J. Steven Emerson IRA R/O II	300,000	300,000
Lisa and Joseph Nardini	1,852	1,852
Ascend Partners Fund II LP	144,775	144,775
Guggenheim Portfolio Co. XXIII LLC	105,225	105,225
JANA Piranha Fund, LP	1,500,000	1,500,000
One East Partners, L.P.	101,223	101,223
Prides Capital Fund I, LP	348,870	348,870
Talkot Fund, LP	96,900	96,900
Bengard Roth IRA	5,000	5,000
Higashi Farms	9,500	9,500
Higashi Capital	2,000	2,000
Higashi Trust	1,000	1,000
Whittaker IRA	1,500	1,500
Major Farms	4,000	4,000
Lombardi IRA	3,500	3,500
Keyhole Investors Partnership	5,500	5,500
Dankmeyer IRA	4,000	4,000
Perault Family Trust	2,500	2,500
Sisters of Mercy	5,000	5,000
Spain Family Trust	3,500	3,500
Yu Family Trust	4,000	4,000
Platsko Marital Trust	6,000	6,000
Bohn Living Trust	4,000	4,000
Ausonio Inc.	3,500	3,500
Brooks Charitable Trust	1,200	1,200
Mary Bonnie Brooks Trust	3,000	3,000
Callahan Trust, CA, Trust	2,600	2,600
Gronner Family Trust, CA, Trust	15,800	15,800
Friedman, Billings, Ramsey & Co., Inc.	26,402	26,402
Ridgecrest Partners QP, L.P.	19,000	19,000
Banque Privee Edmond de Rothschild Europe	20,000	20,000
Richard L. Daerr, Jr. (1)	2,000	2,000
Timothy M. Black Charles Schwab & Co Inc Cust IRA Rollover	900	900
Wood IRA, CA, Trust	4,600	4,600
Gaver Family Trust	5,600	5,600
Fran Gaver Simpson Trust	7,600	7,600
Nicklaus Personal, CA, Personal Taxable	2,800	2,800
Eckmann Foundation, CA, Trust	500	500
Lawson, CA, Trust	2,400	2,400

	Number of Shares of
	Common Stock Held	Number of
	Prior to the	Shares
Selling Shareholder	Offering	Offered

Denner, CA, Trust	4,900	4,900
Newland Master Fund, Ltd.	27,000	27,000
Alexandra Global Master Fund LTD	109,800	109,800
The Central States, Southeast and Southwest Areas Pension Fund	4,000	4,000
SEI Institutional Investments Trust Small Cap Fund	3,500	3,500
SEI Institutional Managed Trust — Small Cap Growth Fund	4,500	4,500
Small/Mid Cap Diversified Alpha Fund	2,700	2,700
Jane Schaefer	500	500
James T. McDonald TTEE, James T. McDonald U/A	4,280	4,280
William E. York & Carrie E. York, JT TEN	1,760	1,760
WTC CTF, Smaller Companies Portfolio	7,000	7,000
Total	20,954,554	20,954,554

(1)	Mr. Daerr serves on our board of directors.

(2)	We have been advised that the selling shareholder is a member of FINRA. Any selling shareholder that is a broker-dealer may be deemed to be an underwriter with respect to the securities it sells pursuant to the prospectus.

(3)	We have been advised that these accounts are managed by Wellington Management Company, LLP (“Wellington”). Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(4)	The parent company of the selling shareholders, Regions Financial, is a member of the FINRA. The selling shareholders have advised us that they purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is only a summary of the information contained in our amended and restated certificate of incorporation. You should read this description together with our amended and restated certificate of incorporation and bylaws. Selected provisions of our organizational documents are summarized below. Copies of our organizational documents will be provided upon request.

General

Pursuant to our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, we have the authority to issue an aggregate of 60,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

We have a total of 21,565,324 shares of common stock outstanding which does not include shares reserved for issuance pursuant to our stock incentive plans, including outstanding options to purchase 659,195 shares and options to purchase an additional 1,307,644 shares available for future grants.

Voting Rights.  Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a stockholder vote. Our stockholders may not cumulate their votes in the election of directors or any other matter.

Dividends.  Any dividends declared by our board of directors on our common stock will be payable ratably out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

Liquidation.  In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully Paid.  All the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Other Rights.  Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There are currently no shares of preferred stock outstanding .

The issuance of shares of the preferred stock by our board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock.

Liability and Indemnification of Officers, Directors and Certain Affiliates

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

•	for any transaction from which the director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of director’s liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.

We have entered into separate indemnification agreements with our directors that provide our directors and any partnership, corporation, trust or other entity of which such director is or was a partner, stockholder, trustee, director, officer, employee or agent (“Indemnitees”), with additional indemnification and related rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage. The indemnification agreements require us, among other things, to indemnify the Indemnitees against liabilities that may arise by reason of the directors’ acts or omissions while providing service to us, other than liabilities arising from acts or omissions (a) regarding enforcement of the indemnification agreement, if not taken in good faith, (b) relating to the purchase and sale by an Indemnitee of securities in violation of Section 16(b) of the Exchange Act, (c) subject to certain exceptions, in the event of claims initiated or brought voluntarily by an Indemnitee, not by way of defense, counterclaim or cross claim or (d) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that an Indemnitee shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that such Indemnitee is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying an Indemnitee if an independent reviewing party (a party not involved in the pending claim) determines that such Indemnitee is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that such Indemnitee is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors.

We obtained directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation.

These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Anti-Takeover Statute.  We have elected to be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances from engaging in a “business combination” with (a) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”), (b) an affiliate of an interested stockholder, or (c) associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets.

Charter and Bylaw Provisions

Classified Board.  Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time-to-time exclusively pursuant to a resolution adopted by the board of directors.

Authorized But Unissued Shares.  The authorized but unissued shares of our common stock and preferred stock are available for future issues without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise. Undesignated preferred stock may also be used in connection with a stockholder rights plan, although we have no present intention to adopt such a plan.

Filling Board of Directors Vacancies; Removal.  Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to our board of directors or to our President. Directors may be removed only for cause upon the affirmative vote of the holders of 75% of the voting power of the outstanding shares of capital stock voting together as a single class. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors or any other matter brought to a vote of our stockholders unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation does not provide for cumulative voting.

Election of Directors.  Our bylaws require the affirmative vote of a plurality of the outstanding shares of our capital stock entitled to vote generally in the election of directors cast at a meeting of our stockholders called for such purpose.

Advance Notice Requirement for Stockholder Proposals and Director Nominations.  Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders and (b) with respect to an election of directors to be held at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was first mailed to our stockholders or public disclosure of the date of the special meeting was first made, whichever first occurs. With respect to other business to be brought before a meeting of stockholders, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to our Certificate of Incorporation and Bylaws.  Pursuant to the Delaware General Corporation Law and our certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote. Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our certificate of incorporation also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

No Stockholder Action by Written Consent; Special Meeting.  Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by our board of directors in that manner. Our bylaws also provide that special meeting of stockholders may be called only by our board of directors.

Restrictions on Ownership

Restrictions on Foreign Ownership.  Certain U.S. maritime laws, including the Dredging Act, the Jones Act, the Shipping Act and the Vessel Documentation Act, prohibit foreign ownership or control of persons engaged in the transport of merchandise or passengers or dredging in the navigable waters of the U.S. A corporation is considered to be foreign owned or controlled if, among other things, 25% or more of the ownership or voting interests with respect to its equity stock is held by non-U.S. citizens. If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade or dredging within U.S. domestic waters. To facilitate our compliance, our certificate of incorporation includes the following provisions:

•	limits ownership by non-U.S. citizens of any class or series of our capital stock (including our common stock) to 23%;

•	permits us to withhold dividends and suspend voting rights with respect to any shares held by non-U.S. citizens;

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits us to redeem any shares held by non-U.S. citizens so that our foreign ownership is less than 23%; and

•	permits us to take measures to ascertain ownership of our stock.

You may be required to certify whether you are a U.S. citizen before purchasing or transferring our common stock. If you or a proposed transferee cannot make such certification, or a sale of stock to you or a transfer of your stock would result in the ownership by non-U.S. citizens of 23% or more of our common stock, you may not be allowed to purchase or transfer our common stock. All certificates representing the shares of our common stock will bear legends referring to the foregoing restrictions.

In addition, our certificate of incorporation permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner is a U.S. citizen.

Listing

We intend to apply for listing on the Nasdaq Global Market under the symbol “OMGI”.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock. Although we intend to apply for listing on the Nasdaq Global Market, a significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time-to-time. As described below, a limited number of our shares will be subject to contractual and legal restrictions on resale after the offering. Sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

We currently have 21,565,324 outstanding shares of common stock. Of these shares, 20,949,196 shares may be sold pursuant to the registration statement of which this prospectus is a part. Purchasers of shares sold pursuant to the registration statement of which this prospectus is a part — other than one of our “affiliates” (as defined in Rule 144 under the Securities Act) — will receive shares which are freely tradable and without restriction under the Securities Act. All shares outstanding other than the shares sold in this offering, a total of 616,128 shares, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

Lock-Up Agreements

We have agreed that for a period beginning on the closing date of the 2007 Private Placement until 180 days after such date and from the date the registration statement (of which this prospectus is a part) is declared effective until 60 days thereafter, except as otherwise provided below, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The restrictions in the prior sentence will not apply to: (a) the shares of our common stock sold in the 2007 Private Placement; (b) the registration and sale of shares of our common stock under the registration statement (of which this prospectus is a part); (c) any shares of our common stock issued by us upon the exercise of an option outstanding on the date of this prospectus and referred to in this prospectus; or (d) such issuances of options or grants of restricted stock under our stock option and incentive plans described in this prospectus.

For a period beginning on the effective date of the registration statement (of which this prospectus is a part) and ending (and including) the date that is 180 days after such effective date (the “Lock-Up Period”), except as otherwise provided below, our executive officers, certain of our key employees, certain of our directors and certain of our existing stockholders have agreed, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. not to:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Notwithstanding the restrictions in the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our executive officers, key employees, directors and certain of our existing stockholders may transfer our securities: (a) pursuant to the exercise and issuance of options; (b) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (c) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee agrees to be bound by the same restrictions; (d) as a distribution to its beneficial owners, provided that such beneficial owners agree to be bound by the same restrictions; (e) as required under any of our benefit plans; (f) as required by participants in our benefit plans to reimburse or pay U.S. federal income tax and withholding obligations in connection with the vesting of restricted common stock grants; (g) as collateral for any bona fide loan, provided that the lender agrees to be bound by the same restrictions; (h) with respect to sales of securities acquired after the closing of this offering in the open market; (i) to third parties as consideration for acquisitions provided that such third parties agree to be bound by the same restrictions; (j) in connection with awards under our benefit plans; (k) pursuant to an initial public offering of our common stock; and (l) to each other.

In addition, the holders of our common stock that are beneficiaries of the registration rights agreement dated as of May 17, 2007 upon an initial underwritten offering of our common stock by us, by and between us and Friedman, Billings, Ramsey & Co., Inc., for the benefit of the purchasers in the 2007 Private Placement (the “2007 Private Placement Registration Rights Agreement”) and who elect to include their shares of our common stock in such offering will not be able to sell any remaining shares not included in such offering during such periods as reasonably requested by Friedman, Billings, Ramsey & Co., Inc. (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement). The holders of our common stock that are beneficiaries of the 2007 Private Placement Registration Rights Agreement but who elected not to include their shares of our common stock in such offering will not be able to sell their shares for a period of up to 60 days following the effective date of the registration statement filed in connection with such offering of our common stock. See “Registration Rights.”

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144.  In general, under Rule 144 as currently in effect, if we have been a public reporting company under the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to this sale, will be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	1.0% of the then outstanding shares of our common stock, or approximately 215,653 shares immediately after this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice requirements and the availability of current public information about us.

Rule 144(k).  A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of our common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

REGISTRATION RIGHTS

In connection with the 2007 Private Placement, we entered into the 2007 Private Placement Registration Rights Agreement.

Under the 2007 Private Placement Registration Rights Agreement, we agreed, at our expense, to file with the SEC as soon as reasonably practicable following the closing of the 2007 Private Placement (but in no event later than September 15, 2007) a shelf registration statement registering for resale the shares of our common stock sold in this offering plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. The registration statement of which this prospectus is a part was initially filed with the SEC on August 20, 2007 in order to satisfy our obligations under the 2007 Private Placement Registration Rights Agreement.

All holders of our common stock sold in the 2007 Private Placement and each of their respective direct and indirect transferees may elect to resell their shares pursuant to this prospectus, subject to:

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters, provided that the holders of the registrable shares will be entitled to include shares comprising at least 25% of the total securities in the initial public offering proposed under the registration statement; and

•	other conditions and limitations that may be imposed by the underwriters.

Upon an initial public offering of our common stock, the holders of our common stock purchased in the 2007 Private Placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock). Those holders of our common stock purchased in the 2007 Private Placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement. We or Friedman, Billings, Ramsey & Co., Inc. will make copies of the registration rights agreement available to purchasers in this offering upon request.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

On October 14, 2004, simultaneously with the closing of the acquisition of the stock of Orion Marine Group, Inc., we obtained a $41.5 million term loan facility and $8.5 million revolving line of credit, subject to a borrowing base, from a group of lender banks led by Southwest Bank of Texas, N.A. Proceeds of these advances were used to pay a portion of the consideration paid for the stock (which included repayment of certain debt of Orion Marine Group, Inc.) and transaction costs and expenses associated with the transaction. On March 23, 2007 the credit facility was amended to add a new acquisition term loan facility of $25.0 million and to add an “accordion facility” by which either the revolving line of credit or acquisition term loan may be increased by up to an aggregate of $25.0 million at the discretion of our lenders. Following the 2007 Private Placement, we repaid a significant portion of our debt and on July 10, 2007 we restated our credit agreement with our existing lenders. Debt under the new credit facility includes the balance of the term loan facility of $3.1 million, which will be repaid in three installments through March 2008. In addition, we may borrow up to $25 million under an acquisition term loan facility and up to $8.5 million under a revolving line of credit. At the discretion of our lenders, we also have an accordion facility available to us by which either the revolving line of credit or acquisition term loan may be increased by up to $25 million. As of August 1, 2007, no amounts had been drawn under the acquisition term loan facility or the revolving line of credit. All provisions of the credit facility mature on September 10, 2010.

The borrowing base for our revolving facility is based upon the value of certain of our accounts receivable and the amount of cash on hand. Borrowings under our debt facilities bear interest, at our option, at a rate equal (a) to the LIBOR rate plus a variable margin between 1.5% and 2.5% or (b) the prime rate plus a variable margin between 0.0% and (1.0%). Availability on the revolving line of credit is reduced by any outstanding letters of credit. Substantially all of our assets and the assets of Orion Marine Group, Inc. and our subsidiaries are pledged to secure the credit facility. In addition, our subsidiaries have guaranteed our obligations under the credit facility. We must pay quarterly a commitment fee of 0.20% to 0.375% per year on both the unused availability under the revolving line of credit and on the availability under the acquisition loan facility. The credit facility contains various restrictive covenants and other usual and customary terms and conditions of a revolving line of credit and term loan facility, including limitations on the payment of cash dividends and other restricted payments, limitations on the incurrence of additional debt, and prohibitions on the sale of assets. Financial covenants require us to, among other things:

•	maintain a net worth, at all times, of not less than the sum of (a) $40.0 million plus (b) 50% of adjusted net income since December 31, 2006 plus (c) 75% of the net proceeds of equity issuances (other than the proceeds of this offering);

•	maintain a ratio, as of any date, of (a) EBITDA (earnings before interest, taxes, depreciation, amortization and depletion) minus the greater of (y) the maintenance capital expenditures for such period or (z) $3.0 million to (b) the sum of (x) interest expense plus (y) scheduled principal payments for such period plus (z) the amount of all income and franchise taxes paid in cash during such period, of not less than 1.30 to 1.00; and

•	maintain a ratio, as of the last day of each fiscal quarter, of (a) total debt to (b) EBITDA of not greater than 3.00 to 1.00.

The credit facility also contains customary events of default, including the occurrence of (a) an acquisition of more than 50% of the total voting power of our stock by a person not holding 50% or more of such voting power prior to execution of our restated loan agreement, (b) the replacement of a majority of the members of our board of directors during any 12 month period by directors whose appointment is not endorsed by a majority of the members of our board of directors prior to such appointment or (c) default by us in the payment or performance of any other indebtedness equal to or exceeding $250,000.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit the selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the 2007 Private Placement Registration Rights Agreement we entered into with Friedman, Billings, Ramsey & Co., Inc. (for the benefit of selling shareholders), we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling shareholders and their successors, which include their donees, pledges or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling shareholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved but will not be greater than 8% for the sale of any securities being registered pursuant to SEC Rule 415.

The selling shareholders and any underwriters, brokers-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling shareholders identified as registered broker-dealers in the selling shareholders table (under the caption “Selling Shareholders”) are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling shareholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders.

We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “OMGI.” Based on the range of prices at which our shares have traded on the PORTAL Market, we expect that, prior to the time our common stock begins to trade on Nasdaq, purchases and sales of our common stock will occur for between $14.05 and $15.00 per share, if any shares are sold. Following the date of this prospectus, we anticipate that our shares will be listed on Nasdaq and that the selling shareholders may sell all or a portion of their shares from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the prevailing market price or at negotiated prices. However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

There can be no assurance that the selling shareholders will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling shareholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any common stock by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock by the selling shareholders.

LEGAL MATTERS

Vinson & Elkins L.L.P., Austin, Texas will pass upon the validity of the shares of our common stock offered by the selling shareholders under this prospectus.

EXPERTS

The consolidated balance sheets of Orion Marine Group, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006 and the period from October 14, 2004 through December 31, 2004 and the consolidated statements of income and cash flow for Orion Marine Group Holdings, Inc. for the period from January 1, 2004 to October 13, 2004 included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm, as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

For further information regarding us and the common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission’s website on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms.

As a result of this offering, we will file with or furnish to the Securities and Exchange Commission periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission or obtained from the Securities and Exchange Commission’s website as provided above. Our website on the Internet is located at http://www.orionmarinegroup.com, and we expect to make our periodic reports and other information filed or furnished to the Securities and Exchange Commission available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page

Annual Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Income for the Years Ended December 31, 2006 and 2005 (Successor) and for the Periods January 1, 2004 through October 13, 2004 (Predecessor) and October 14, 2004 through December 31, 2004 (Successor)
F-4
Consolidated Statements of Stockholders’ Equity for the Period from Inception through December 31, 2004 and for the Years Ended December 31, 2005 and 2006	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006 and 2005 (Successor) and for the Periods January 1, 2004 through October 13, 2004 (Predecessor) and October 14, 2004 through December 31, 2004 (Successor)
F-6
Notes to Consolidated Financial Statements	F-7
Interim Unaudited Financial Statements
Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006	F-24
Consolidated Statements of Income for the Six Months Ended June 30, 2007 and 2006	F-25
Consolidated Statements of Stockholders’ Equity for the Six Months Ended June 30, 2007	F-26
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006	F-27
Notes to Consolidated Financial Statements	F-28

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Orion Marine Group, Inc.

We have audited the accompanying consolidated balance sheets of Orion Marine Group, Inc.. (a Delaware corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006 and the period from October 14, 2004 through December 31, 2004,and the consolidated statements of income and cash flows for Orion Marine Group Holdings, Inc. (the Predecessor) for the period from January 1, 2004 through October 13, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Marine Group, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, the period from October 14, 2004 through December 31, 2004 and of the Predecessor for the period from January 1, 2004 through October 13, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Houston, Texas
August 20, 2007

Orion Marine Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2006	2005
	(In thousands, except share and per share information)

ASSETS
Current assets:
Cash and cash equivalents	$18,561	$7,645
Accounts receivable:
Trade, net of allowance of $500 and $0, respectively	22,253	20,974
Retainage	4,514	7,079
Other	432	168
Inventory	526	558
Taxes receivable	—	914
Deferred tax asset	559	188
Costs and estimated earnings in excess of billings on uncompleted contracts	2,136	3,492
Prepaid expenses and other	217	193

Total current assets	49,198	41,211
Accounts receivable — long term retainage	1,306	—
Property and equipment, net	71,334	69,914
Goodwill	2,481	2,481
Other assets	753	1,020

Total assets	$125,072	$114,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$5,810	$4,565
Accounts payable:
Trade	6,099	9,660
Retainage	1,114	970
Related party	45	257
Accrued liabilities	10,632	4,301
Taxes payable	330	—
Billings in excess of costs and estimated earnings on uncompleted contracts	12,198	6,729

Total current liabilities	36,228	26,482

Long-term debt, less current portion	19,190	29,983
Deferred income taxes	15,934	16,896
Deferred revenue	481	535

Total liabilities	71,833	73,896

Commitments and contingencies

Stockholders’ equity:
Preferred stock — $0.01 par value, 35,000 shares authorized, issued and outstanding, $1,000 per share liquidation preference	—	—
Common stock — $0.01 par value, 50,000,000 shares authorized, 16,730,942 shares issued	167	167
Treasury Stock, 100,897 and 0 shares at cost	(24)	—
Additional paid-in capital	34,963	34,833
Retained earnings	18,133	5,730

Total stockholders’ equity	53,239	40,730

Total liabilities and stockholders’ equity	$125,072	$114,626

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statements of Income

	Successor			Predecessor
			October 14	January 1
	Year Ended	Year Ended	Through	Through
	December 31,	December 31,	December 31,	October 13,
	2006	2005	2004	2004
	(In thousands, except share and per share information)

Contract revenues	$183,278	$167,315	$32,570	$97,989
Costs of contract revenues	144,741	145,740	30,065	79,185

Gross profit	38,537	21,575	2,505	18,804
Selling, general and administrative expenses	17,425	10,685	1,611	7,752

	21,112	10,890	894	11,052

Other (income) expense
Interest expense, net	1,755	2,179	446	24
Other income	(86)	(405)	(237)	(52)

Other expense (income), net	1,669	1,774	209	(28)

Income before income taxes	19,443	9,116	685	11,080
Income tax expense	7,040	3,805	266	4,378

Net income	$12,403	$5,311	$419	$6,702

Net income	$12,403	$5,311	$419	$6,702
Preferred dividends	2,100	2,100	460	—

Earnings available to common shareholders	$10,303	$3,211	$(41)	$6,702

Basic earnings per share	$0.65	$0.20	$0.00	$69.02
Diluted earnings per share	$0.63	$0.20	$0.00	$69.02
Shares used to compute earnings per share:
Basic	15,872,360	15,706,960	15,695,067	97,100
Diluted	16,407,250	16,135,211	15,695,067	97,100

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statement of Stockholders’ Equity

							Additional
	Preferred Stock		Common Stock		Treasury Stock		Paid-In	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
	(In thousands, except share information)

Predecessor
Balance, January 1, 2004			97,100	1			896	31,141	32,039
Net Income								6,702	6,702

Balance, 10/13/2004			97,100	1			896	37,843	38,741

Successor
Balance at inception	—	$—	—	$—	—	$—	$—	$—	$—
Sale of stock	31,500	—	14,125,561	—	—	—	31,500	—	31,500
Exchange of stock	3,500	—	1,569,507	—	—	—	3,500	—	3,500
Net income		—		—	—	—	—	419	419

Balance, December 31, 2004	35,000	—	15,695,068	—	—	—	35,000	419	35,419
Stock split	—	—		157	—	—	(157)	—	—
Issuance of stock awards	—	—	1,035,874	10	—	—	(10)	—	—
Net income	—	—		—	—	—	—	5,311	5,311

Balance, December 31, 2005	35,000	—	16,730,942	167	—	—	34,833	5,730	40,730
Purchase of treasury stock	—	—	—	—	(100,897)	(24)	—	—	(24)
Stock-based compensation	—	—	—	—	—	—	130	—	130
Net income	—	—	—	—	—	—	—	12,403	12,403

Balance, December 31, 2006	35,000	$—	16,730,942	$167	(100,897)	$(24)	$34,963	$18,133	$53,239

The accompanying notes are an integral part of this consolidated financial statement.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Successor			Predecessor
			October 14	January 1
	Year Ended	Year Ended	Through	Through
	December 31,	December 31,	December 31,	October 13,
	2006	2005	2004	2004
	(In thousands)

Cash flows from operating activities:
Net income	$12,403	$5,311	$419	$6,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,634	10,865	1,919	5,416
Deferred financing cost amortization	171	171	41	24
Non-cash interest expense	87	65	(7)	7
Bad debt expense	500	—	—	—
Deferred income taxes	1,333	(1,175)	(193)	(1,231)
Stock-based compensation	130	—	—	—
Loss (gain) on sale of property and equipment	(69)	(642)	80	(518)
Change in operating assets and liabilities:
Accounts receivable	1,339	(8,151)	3,179	(9,761)
Income tax receivable	914	(839)	(75)
Inventory	32	(32)	—	(259)
Prepaid expenses and other	(24)	54	571	(379)
Costs and estimated earnings in excess of billings on uncompleted contracts	2,261	3,488	(517)	(4,669)
Accounts payable	(5,248)	1,076	7,022	(1,673)
Accrued liabilities	5,077	2,039	(1,445)	3,237
Income tax payable	330	—	335	1,403
Billings in excess of costs and estimated earnings on uncompleted contracts	4,325	(1,147)	(8,067)	9,894
Deferred revenue	(54)	535	—	—

Net cash provided by operating activities	32,475	11,618	3,262	8,193

Cash flows from investing activities:
Proceeds from sale of property and equipment	438	3,718	625	1,773
Purchase of property and equipment	(11,931)	(9,149)	(2,383)	(8,407)
Acquisition of business (net of cash acquired)	(494)	—	(59,896)	—

Net cash used in investing activities	(11,987)	(5,431)	(61,654)	(6,634)

Cash flows from financing activities:
Proceeds from issuance of subsidiary preferred stock	—	3,513	31,500	1,000
Repurchase of subsidiary preferred stock	—	(3,513)	—	—
Borrowings on long-term debt	—	—	41,500	—
Payments for debt issue costs	—	(303)	—
Net borrowings (repayments) under credit facility	—	—	(471)	471
Payments on long-term debt	(9,548)	(5,941)	(5,449)	(2,526)
Purchase of treasury stock	(24)	—	—	—
Payment of debt issuance costs	—	—	(986)	—

Net cash (used in) provided by financing activities	(9,572)	(6,244)	66,094	(1,055)

Net change in cash and cash equivalents	10,916	(57)	7,702	504
Cash and cash equivalents at beginning of year	7,645	7,702	—	8,420

Cash and cash equivalents at end of year	$18,561	$7,645	$7,702	$8,924

Supplemental disclosures of cash flow information:
cash paid during the year for:
Interest	$3,453	$2,146	$263	$150
Income taxes, net of refunds received	7,127	6,330	88	2,530

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005, and the Period from
October 14, 2004 Through December 31, 2004 and the Period from
January 1, 2004 Through October 13, 2004 for
Orion Marine Group Holdings, Inc.
(Dollars in 000’s, except for share and per share amounts and as otherwise indicated)

1.	Summary of Significant Accounting Policies

Principle of Consolidation and Basis of Presentation

Orion Marine Group, Inc., formerly Hunter Acquisition Corp. (“Orion” or “Successor”), and its wholly-owned subsidiary Orion Marine Group Holdings Inc. (“OMGH” or “Predecessor”); OMGH wholly-owned subsidiaries F. Miller Construction, LLC (“FMC”), Orion Construction LP (“OLP”), King Fisher Marine Service LP (“KFMS”) and Misener Marine Construction, Inc. (“Misener”), (collectively referred to as “the Company”), engage in heavy civil marine projects including marine transportation facilities; bridges and causeways; marine pipelines; mechanical and hydraulic dredging; and specialty projects. Orion is headquartered in Houston, Texas and performs services primarily in the continental United States, Latin America, and the Caribbean basin.

On October 14, 2004, Orion, a newly formed company owned by new investors and the prior owners of OMGH, acquired 100% of the outstanding common stock of OMGH. The cash purchase prices for the shares that were redeemed was approximately $73.0 million (including acquisition costs), which was financed with approximately $41.5 million of new debt of the Company, and the remainder was funded by the new investors. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations.

The consolidated financial statements include the accounts of Orion and its direct and indirect wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management must apply significant judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management’s understanding of the business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are estimates of expected costs to complete construction projects, the collectibility of contract receivables and claims, the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets, the amortization period of maintenance and repairs for dry-docking activity, estimates for the number and magnitude of self-insurance reserves needed for potential medical claims and Jones Act obligations, judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. The Company reviews all significant estimates on a recurring basis and records the effect of any necessary adjustments prior to publication of its financial statements. Adjustments made with respect to the use of estimates relate to improved information not previously available. Because of the inherent uncertainties in this process, actual results could differ from these estimates.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company records revenue on construction contracts for financial statement purposes on the percentage-of-completion method, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. The Company follows the guidance of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, Accounting for Performance of Construction — Type and Certain Production — Type Contracts, for its accounting policy relating to the use of the percentage-of-completion method, estimated costs and claim recognition for construction contracts. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. Contract costs include all direct costs, such as material and labor, and those indirect costs related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Unapproved claims are recognized only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. The Company records revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and includes no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs incurred prior to the award of a contract are expensed immediately if the Company is not successful in obtaining the contract.

The current asset “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed, which management believes will be billed and collected within one year of the completion of the contract. The liability “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Risk Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents and accounts receivable.

The Company’s primary customers are governmental agencies in the United States. The Company depends on its ability to continue to obtain federal, state and local governmental contracts, and indirectly, on the amount of funding available to these agencies for new and current governmental projects. Therefore, the Company’s operations can be influenced by the level and timing of government funding.

At December 31, 2006 and 2005, 13% and 38% of accounts receivable were due from one and three customers, respectively. The Company had three, two and two customers that represented greater than 10% of revenues for the years ended December 31, 2006 and 2005 and on a combined basis for the Predecessor and Successor for the year ended December 31, 2004, respectively. Revenue generated from these customers accounted for 48%, 26% and 34% of total revenue for the years ended December 31, 2006 and 2005 and on a combined basis for the Predecessor and Successor for the year ended December 31, 2004, respectively.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A significant portion of accounts receivable are due from federal, state or local governmental agencies in the United States. The following table represents concentrations of revenue and receivables (trade and retainage) at December 31, 2006 and 2005:

	Revenue	%	A/R	%

2006
Federal Government	$43,682	24%	$1,880	7%
State Governments	29,172	16	1,647	6
Local Municipalities	59,159	32	13,426	48
Private Companies	51,265	28	11,120	39

	$183,278	100%	$28,073	100%

2005
Federal Government	$28,214	17%	$1,178	4%
State Governments	40,990	25	6,076	22
Local Municipalities	37,237	22	8,549	30
Private Companies	60,874	36	12,250	44

	$167,315	100%	$28,053	100%

Accounts Receivable

Accounts receivable are stated at the historical carrying value, less write-offs and allowances for doubtful accounts. The Company has significant investments in billed and unbilled receivables as of December 31, 2006 and 2005. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Revenue associated with these billings is recorded net of any sales tax, if applicable. In establishing an allowance for doubtful accounts, the Company evaluates its contract receivables and costs in excess of billings and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off uncollectible accounts receivable against the allowance for doubtful accounts if it is determined that the amounts will not be collected or if a settlement is reached for an amount that is less than the carrying value. As of December 31, 2006 and 2005, the Company had an allowance for doubtful accounts of $0.5 million and $0.0 million, respectively.

The Company negotiates change orders and unapproved claims with its customers. In particular, unsuccessful negotiations of unapproved claims could result in the settlement or collection of a receivable at an amount that is less than its carrying value, which would result in the recording of a loss. Successful claims negotiations could result in the recovery of previously recorded losses. Significant losses on receivables would adversely affect our financial position, results of operations and our overall liquidity.

Inventory

Inventory consists of parts and small equipment held for use in the ordinary course of business and is valued at the lower of cost or market using historical average cost. Where shipping and handling costs are incurred by us, these charges are included in inventory and charged to cost of contract revenue upon use.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Income Taxes

The Company records income taxes based upon SFAS No. 109, Accounting for Income Taxes, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. The Company must make significant assumptions, judgments and estimates to determine its current provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and the Company’s interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that the Company does not expect to realize. Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting the Company’s financial position and results of operations. The Company computes deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property and Equipment

Property and equipment are recorded at cost. Ordinary maintenance and repairs that do not improve or extend the useful life of the asset are expensed as incurred. Major renewals and betterments of equipment are capitalized and depreciated generally over 3 to 7 years, until the next scheduled major maintenance.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Automobiles and trucks	3 to 5 years
Building and improvements	5 to 30 years
Construction equipment	3 to 15 years
Vessels and dredges	1 to 15 years
Office equipment	1 to 5 years

Dry docking activities and costs are capitalized and amortized on the straight-line method over a period ranging from 3 to 15 years until the next scheduled dry-docking. Dry-docking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization related to dry-docking activities is included as a component of depreciation. These activities and the related amortization periods are periodically reviewed to determine if the estimates are accurate.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value, less the costs to sell, and are no longer depreciated. No property and equipment were held for sale at December 31, 2006 and 2005.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is tested for impairment on an annual basis in the fourth quarter of each year. Additionally, goodwill will be tested in the interim if events and circumstances indicate that goodwill may be impaired. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Based on management’s evaluation in 2006 and 2005, no impairment loss was recognized. No impairment evaluation was performed during the year ended December 31, 2004 as the goodwill was created during the acquisition of the Predecessor by the Company.

Fair Values of Financial Instruments

At December 31, 2006 and 2005, the carrying amounts of the Company’s cash and cash equivalents, receivables, and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company’s floating-rate debt approximated its fair value at December 31, 2006 and 2005 as such instruments bear short-term, market-based interest rates.

Debt Issuance Costs

Debt issuance costs paid in connection with new loan facilities are included in other assets and are amortized over the scheduled maturity of the debt. At December 31, 2006 and 2005, the Company had unamortized capitalized debt issuance costs of $0.6 million and $0.8 million, respectively, related to the credit agreement. Amortization expense was $0.2 million and $0.2 million for the years ended December 31, 2006 and 2005, respectively. For the period January 1, 2004 through October 13, 2004 and the period October 14, 2004 through December 31, 2004, amortization expense was $0 and $41, respectively.

Intangible Assets

Intangible assets are included in other assets and consist of non-compete agreements which are being amortized over the related terms of the agreements using the straight-line method. At December 31, 2006 and 2005, the Company had unamortized intangible assets of $0 and $8, respectively. Amortization expense was $8 and $13 for the years ended December 31, 2006 and 2005, respectively. For the period January 1, 2004 through October 13, 2004 and the period October 14, 2004 through December 31, 2004, amortization expense was $24 and $3, respectively.

Self-Insurance

The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers’ compensation is provided through traditional policies, subject to a deductible. A portion of the Company’s workers’ compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The Company maintains two levels of excess loss insurance coverage, $20 million in excess of primary coverage and $10 million in excess of the $20 million, which excess loss coverage responds to all of the Company’s insurance policies other than a portion of its Workers’ Compensation coverage and employee health care coverage. Our primary excess loss coverage responds to most of our policies when a primary limit of $1 million has been exhausted; provided that the primary limit for our Maritime Employer’s Liability Policy is $10 million and for our Watercraft Pollution Policy is $5 million.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Separately, the Company’s employee health care insurance is provided through a trust, administered by a third party. The Company funds the trust based on current claims. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate to claims incurred but not reported. The accruals are derived from actuarial studies, known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of the ultimate expected loss.

We believe such accruals to be accurate. However, self-insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Therefore, if actual experience differs from the assumptions used in the actuarial valuation, adjustments to the reserve may be required and would be recorded in the period that the experience becomes known.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment. Among its provisions, SFAS No. 123(R) requires the Company to recognize compensation expense for equity awards over the vesting period based on their fair value at the date of grant. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards in accordance with Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company’s policy is to grant stock options at fair value on the date of grant. As the restricted stock grants do not require the recipients to pay for the stock, the Company has historically recognized compensation expense for the fair value at the date of grant over the vesting period. The fair value for the restricted stock grants is based on an independent third party appraisal performed close to the date of grant.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. See Note 13 to the Consolidated Financial Statements for further discussion of the Company’s stock-based compensation plan.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, in June 2006. This interpretation clarifies the accounting for income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation became effective for us in the first quarter of 2007 and did not have an impact on our consolidated financial statements.

The FASB issued SFAS No. 157, Fair Value Measurements, in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2008.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us in the first quarter of 2008.

The FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, (FSP No. AUG AIR-1) in September 2006. FSP No. AUG AIR-1 prohibits the use of accrual method

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of accounting for planned major maintenance activities because it results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements, by causing the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The adoption of FSP No. AUG AIR-1 will not have an impact on our financial statements because the Company uses the deferral method, whereby costs are capitalized and are amortized on the straight-line method over a period ranging between five to fifteen years until the next scheduled dry-docking.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Under this bulletin, registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006. Adoption of SAB 108 did not have a material impact on our consolidated financial statements for all periods presented.

2.	Property and Equipment

The following is a summary of property and equipment at December 31, 2006 and 2005:

	Useful lives
	(Years)	2006	2005

Automobiles and trucks	3 to 5	$2,956	$3,807
Building and improvements	5 to 30	11,734	10,979
Construction equipment	3 to 15	74,282	68,999
Dredges and dredging equipment	1 to 15	23,444	17,471
Office equipment	1 to 5	796	218

		113,212	101,474
Less: accumulated depreciation		(48,596)	(38,508)

Net book value of depreciable assets		64,616	62,966
Construction in progress		1,489	1,719
Land		5,229	5,229

		$71,334	$69,914

For the year ended December 31, 2006 and 2005, depreciation expense was $11.6 million and $10.9 million, respectively. For the period January 1, 2004 through October 13, 2004 and the period October 14, 2004 through December 31, 2004, depreciation expense was $5.4 million and $1.9 million, respectively.

The assets of the Company are pledged as collateral for debt obligations in the amount of $25.0 million and $34.5 million at December 31, 2006 and 2005, respectively. The debt obligations mature in September 2010.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Contracts in Progress

Contracts in progress are as follows at December 31, 2006 and 2005:

	2006	2005

Costs incurred on uncompleted contracts	$180,421	$128,025
Estimated earnings	43,975	16,168

	224,396	144,193
Less: Billings to date	(234,458)	(147,430)

	$(10,062)	$(3,237)

Included in the accompanying consolidated balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$2,136	$3,492
Billings in excess of costs and estimated earnings on uncompleted contracts	(12,198)	(6,729)

	$(10,062)	$(3,237)

Contract costs include all direct costs, such as material and labor, and those indirect costs related to contract performance such as payroll taxes and insurance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

4.	Accrued Liabilities

Accrued liabilities at December 31, 2006 and 2005 consisted mainly of the following:

	2006	2005

Accrued salaries, wages and benefits	$7,028	$1,868
Accrual for self insurance liabilities	1,954	1,084
Accrued interest	21	419
Warranty reserve	61	100
Other accrued expenses	1,568	830

	$10,632	$4,301

5.	Debt

On October 14, 2004, the Company entered into a credit agreement with several participating banks totaling $41.5 million. Principal payments are due quarterly beginning December 31, 2006 through maturity, September 30, 2010 as defined in the loan agreement. Interest is due quarterly for each prime rate loan at prime plus or minus a spread (prime minus 0.25% or 7.5% at December 31, 2006 and prime plus 0.25% or 7.50% at December 31, 2005) or at the end of each interest period for each LIBOR loan plus a spread (LIBOR plus 2.25% or 7.63% at December 31, 2006 and LIBOR plus 2.50% or 6.73% at December 31, 2005), as defined in the loan agreement. The Credit Agreement also contains provisions requiring the Company to maintain certain financial ratios and restricting the Company’s ability to incur indebtedness, create liens, and take certain other actions.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company is subject to certain restrictive financial covenants under the agreement and the loans are secured by the Company’s accounts receivable, stock or ownership interests, property, and guarantees on a senior subordinated basis by all of the Company’s domestic subsidiaries. As of December 31, 2006, the Company was in compliance with all debt covenants.

Following is a schedule of total long-term debt maturities:

Year Ending December 31,	Amount

2007	$5,810
2008	8,300
2009	9,960
2010	930

$25,000

6.	Line of Credit

On October 14, 2004, the Company entered into a credit agreement with several participating banks. Under terms of a revolving credit agreement, the Company may borrow against a line of credit to a maximum of $8.5 million, subject to a borrowing base as defined by the agreements. Interest is payable at the prime rate plus or minus a spread (prime minus 0.5% or 7.75% at December 31, 2006 and prime of 7.25% at December 31, 2005) or LIBOR plus a spread (LIBOR plus 2.0% or 7.38% at December 31, 2006 and LIBOR plus 2.25% or 6.48% at December 31, 2005).

Debt covenants are calculated on the consolidated financial statements of the Company, and the Company was in compliance with debt covenants at December 31, 2006.

Under the terms of the revolving credit agreement, the Company can obtain letters of credit. Any letters of credit issued under those terms reduce the amount that the Company can borrow against its line of credit. As of December 31, 2006 and 2005, due to outstanding letters of credit of $0.6 million and $0.4 million, respectively, the available balance to the Company on the line of credit was $7.9 million and $8.1 million, respectively. The line of credit expires on September 30, 2010.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Income Taxes

The following table presents the 2006, 2005 and 2004 provisions for income taxes:

	Current	Deferred	Total

Predecessor:
Period ended October 13, 2004:
U.S. Federal	2,891	1,093	$3,984
State and local	256	138	394

	$3,147	$1,231	$4,378

Successor:
Period October 14, 2004 through December 31, 2004:
U.S. Federal	$145	$134	$279
State and local	(72)	59	(13)

	$73	$193	$266

Period ended December 31, 2005:
U.S. Federal	$1,946	$1,290	$3,236
State and local	684	(115)	569

	$2,630	$1,175	$3,805

Period ended December 31, 2006:
U.S. Federal	$7,712	$(1,096)	$6,616
State and local	661	(237)	424

	$8,373	$(1,333)	$7,040

The Company’s income tax provision reconciles to the provision at the statutory U.S. federal income tax rate as follows:

	Successor			Predecessor
			October 14,	January 1,
	Year Ended	Year Ended	Through	Through
	December 31,	December 31,	December 31,	October 13,
	2006	2005	2004	2004

Tax provision at statutory U.S. federal income tax rate	$6,805	$3,099	$233	$3,767
State income tax, net of federal income tax benefit	424	569	(13)	394
Permanent differences	(70)	71	46	217
Other	(119)	66	—	—

Income tax provision	$7,040	$3,805	$266	$4,378

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company’s deferred tax (assets) liabilities are as follows:

	December 31,	December 31,
	2006	2005

Net deferred tax (assets) liabilities:
Accrued liabilities	$(559)	$(188)
Depreciation and amortization	15,248	16,896
Other	686	—

Total net deferred tax liabilities:	$15,375	$16,708

As reported in the balance sheet:
Net current deferred tax assets	(559)	(188)
Net non-current deferred tax liabilities	15,934	16,896

Total net deferred tax (assets) liabilities:	$15,375	$16,708

In assessing the realizability of deferred tax assets at December 31, 2006, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets depends upon the generation of future taxable income during the periods in which these temporary differences become deductible. As of December 31, 2006, the Company believes that all of the deferred tax assets will be utilized and therefore has not recorded a valuation allowance.

Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore the Company’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made. Any accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, Accounting for Contingencies.

8.	Related Party Transaction

The Company has entered into a management services agreement with one of its stockholders. The annual commitment under this agreement is $0.3 million. The management fee expense is included in general and administrative expenses in the accompanying consolidated statement of income. During the year ended December 31, 2006 and 2005, a total of $0.3 million each year was paid under the agreement. For the period January 1, 2004 through October 13, 2004 and the period October 14, 2004 through December 31, 2004, the Company paid $0 and $62, respectively under the agreement.

The Company rents and purchases various pieces of construction equipment from a related party. During the year ended December 31, 2006 and 2005, related party rental expense in the amount of $0.6 million and $0.3 million, respectively, is included in the accompanying consolidated statement of income. No rental expense was recognized during 2004. During 2006, $1.0 million of assets were purchased from this related party. No assets were purchased from this related party in 2005. In 2004, the Company purchased approximately $1.5 million in assets from this related party.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Commitments and Contingencies

Operating Leases

In July 2005, the Company executed a sale-leaseback transaction in which it sold an office building for $2.1 million and entered into a ten year lease agreement. The Company, at its option, can extend the lease for two additional five year terms. Scheduled increases in monthly rent are included in the lease agreement. The sale of the office building resulted in a gain which has been deferred and amortized over the life of the lease. The Company recognized $54 and $27 of the deferred gain of $0.6 million during the years ended December 31, 2006 and 2005, respectively.

In 2005, the Company entered into a lease agreement for certain machinery and equipment under an operating lease agreement that expires in 2010. Rental expense under this lease for the years ended December 31, 2006 and 2005 was $0.7 million and $0.1 million, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

Year Ending December 31,	Amount

2007	$841
2008	809
2009	331
2010	170
2011	173
Thereafter	629

$2,953

Litigation

The Company is involved in various claims and lawsuits in the normal course of business. The ultimate outcome of these matters cannot presently be determined, but management believes the resolution of the matters will not have a material effect on the financial statements of the Company.

10.	Employee Benefits

All employees except the Associate Divers and Associate Tugmasters are eligible to participate in the Company’s 401(k) Retirement Plan after completing six months of service. Each participant may contribute between 1% and 80% of eligible compensation on a pretax basis, up to the annual IRS limit. The Company matches 100% on the first 2% of eligible compensation contributed to the Plan and 50% on the next 2% of eligible compensation contributed to the Plan. Participants’ contributions are fully vested at all times. Employer matching contributions vest over a four-year period. At its discretion, the Company may make additional matching and profit-sharing contributions. During the year ended December 31, 2006 and 2005, the Company contributed $0.6 million and $0.5 million, respectively, to the plan. For the period January 1, 2004 through October 13, 2004 and the period October 14, 2004 through December 31, 2004, the Company contributed $0.3 million and $0.1 million, respectively, to the plan.

11.	Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period using the treasury stock method. At the end of each period no shares were excluded from the computation as anti-dilutive. In February 2005, the board of directors

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

approved a 3,500-for-1 stock split for the common stock. On April 9, 2007, the Company authorized a 2.23 for one reverse split of the common shares, which became effective on May 17, 2007. In accordance with SFAS No. 128, Earnings Per Share, the computations of basic and diluted earnings per share have been adjusted retroactively for all periods presented to reflect the common stock splits.

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

	Successor
			October 14
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2006	2005	2004

Basic EPS computation:
Numerator:
Net Income	$12,403	$5,311	$419
Preferred dividends	2,100	2,100	460

Earnings available to common stockholders	10,303	3,211	(41)

Denominator:
Total common shares — basic	15,872,360	15,706,960	15,695,067
Basic EPS(1)	$0.65	$0.20	$0.00
Diluted EPS computation:
Numerator:
Earnings available to common stockholders	$10,303	$3,211	$(41)
Denominator:
Common shares	15,872,360	15,706,960	15,695,067
Common share equivalents	534,892	428,251	—

Total common shares — diluted	16,407,250	16,135,211	15,695,067

Diluted EPS	$0.63	$0.20	$0.00

(1)	Unvested shares of restricted stock are not included in this computation.

12.	Acquisition

On September 13, 2006, the Company acquired substantially all of the operations of F. Miller and Sons, LLC, including its cash and accounts receivable, the majority of its equipment fleet, its outstanding contracts and the right to the name F. Miller and Sons for a total purchase price of $4.1 million (including acquisition costs).

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Under the purchase method of accounting, the total purchase price was allocated to the acquired tangible and intangible assets and the assumed liabilities based upon their estimated fair value at the date of acquisition. The following represents the allocation of the purchase price to the assets acquired and liabilities assumed:

Cash	$3,606
Accounts receivable	2,121
Cost & profits in excess of billings	905
Fixed assets	1,484
Billings in excess of cost & profits	(1,144)
Liabilities assumed	(2,872)

$4,100

The following pro forma information presents results of operations of the Company as if the acquisition of F. Miller and Sons LLC occurred as of January 1, 2005. Pro forma revenues and net income are not presented as if the acquisition occurred as of January 1, 2006 as the effect on the Company’s results of operations for the year ended December 31, 2006 is not material. Although prepared on a basis consistent with the Company’s consolidated financial statements, these unaudited pro forma results do not purport to be indicative of the actual results of operations of the combined companies which would have been achieved had these events occurred at the beginning of the periods presented nor are they indicative of future results:

Year Ended
December 31,
2005

Contract revenues	$184,665
Income before income tax expense	8,586
Net income	5,136
Basic earnings per share	0.20
Shares used in computing basic earnings per share	15,706,960
Diluted earnings per share	0.20
Shares used in computing diluted earnings per share	16,135,211

13.	Stock-Based Compensation

In February 2005, the board of directors approved the 2005 Stock Incentive Plan (“2005 Plan”) which reserves up to 4.0 million shares of the common stock for issuance to employees, consultants and directors. The 2005 Plan consists of two components: restricted stock and stock options. Restricted stock and stock options are granted at the estimated fair value on the date of grant and become exercisable over a vesting period determined by the board of directors. Option terms are specified at each grant date, but are generally 10 years.

Restricted Stock

In 2005, the Company issued 1,035,874 shares of restricted stock under the 2005 Plan. Of these awards, 17,937 shares vested immediately and the remaining shares vest 20% in the first year and at a rate of 1/60 of total shares at each month of continuous services thereafter. The effect on the December 31, 2005 balance sheet was to reduce Paid-in Capital by $24 and increase common stock by $24. In 2006, the Company repurchased 100,897 shares of the restricted stock.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the restricted stock activity under the 2005 Plan:

		Weighted Average	Weighted Average	Aggregate
	Number of	Fair Value	Remaining Vesting	Intrinsic
Restricted Stock	Shares	per Share	(Years)	Value

Nonvested at January 1, 2005	—	$—
Granted	1,035,874	0.02
Vested	17,937	0.02
Forfeited	—	—

Nonvested at December 31, 2005	1,017,937	$0.02
Granted	—	—
Vested	312,332	0.02
Forfeited	(100,897)	0.02

Nonvested at December 31, 2006	604,708	$0.02	4.3	$1,173
Vested at December 31, 2006 and expected to vest	923,242	$0.02	4.3	$1,791

Stock Options

In 2006, the Company issued 443,946 options under the 2005 Plan. The shares vest 20% in the first year and at a rate of 1/60 of total shares at each month of continuous service thereafter. Under FAS 123(R), the estimated fair value of these options on the date of grant was $0.4 million. During the year ended December 31, 2006, the Company amortized $0.1 million in expense related to these options.

The following table summarizes the stock option activity under the 2005 Plan:

		Weighted Average	Weighted Average	Aggregate
	Number of	Exercise Price	Contractual Life	Intrinsic
Stock Options	Shares	per Share	(Years)	Value

Outstanding at January 1, 2006	—	—
Granted	443,946	$1.96
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2006	443,946	$1.96	9.58	$—
Vested at December 31, 2006 and expected to vest	435,067	$1.96	9.58	$—
Exercisable at December 31, 2006	—	$1.96	9.58	$—

The fair value of options granted in 2006 was estimated on the date of grant at $0.85 using the Black-Scholes-Merton pricing model and using the following assumptions: a 6.5 year average life, 4.7 percent risk-free interest rate, zero percent expected dividend yield and 32 percent volatility. The expected term represents the period which the Company’s stock based awards are expected to be outstanding and was calculated using the simplified method. The risk free interest rate is based upon the grant-date implied yield on US Treasury zero-coupon issues with equivalent remaining terms. Volatility was calculated using a weighted average of similar public entities within the Company’s industry. No dividends were assumed as the Company does not anticipate paying dividends in the future.

As of December 31, 2006, there was $0.3 million of unrecognized compensation cost, net of estimated forfeitures, related to the company’s non-vested stock options, which is expected to be recognized over a weighted average period of 4.25 years.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Stockholders’ Equity

Preferred Stock

The preferred stock is entitled to receive cumulative dividends at the annual rate of 6 percent of the original issue price. As of December 31, 2006, the cumulative unpaid dividends due preferred shareholders were $4,660. However, the Company’s loan agreement prevents it from declaring or paying any dividends. Preferred stockholders are entitled to a liquidation preference amounting to $1,000 per share. If excess assets and funds exists after payment of the liquidation preference to the preferred stockholders, then the remaining assets and funds will be distributed to the common stockholders. All stockholders are entitled to vote; however, the common stockholders are limited to voting for the election of directors.

Stock Split

On February 24, 2005, the Company’s board of directors approved a 3,500-for-1 split on the Company’s common stock in the form of a share distribution and the amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock from 10,000 to 50 million to compensate for the stock split. As a result, the split was paid in the form of a share distribution to shareholders of record on February 24, 2005. On April 9, 2007, the Company authorized a 2.23 for one reverse split of the common shares, which became effective on May 17, 2007.

Treasury Stock

During 2006, the Company repurchased 100,897 common shares that had been granted under the 2005 Plan according to the terms of the plan. The Company hired a third party consultant to provide a fair value of the common shares, which the Company used to value the repurchased shares.

15.	Enterprise Wide Disclosures

The Company is a heavy civil contractor specializing in marine construction. The Company operates as a single segment, as each project has similar characteristics, includes similar services, has similar types of customers and is subject to the same regulatory environment. The Company organizes and evaluates its financial information around each project when making operating decisions and assessing its overall performance.

The Company’s primary customers are governmental agencies in the United States. The following table represents concentrations of revenue at December 31, 2006, 2005 and 2004.

	2006	%	2005	%	2004	%

Federal	$43,682	24%	28,214	17%	32,474	25%
State	29,172	16%	40,990	25%	30,252	23%
Local	59,159	32%	37,237	22%	16,334	13%
Private	51,265	28%	60,874	36%	51,499	39%

	$183,278	100%	$167,315	100%	$130,559	100%

The Company’s long-lived assets are substantially located in the United States.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Significant Customers

The following customers accounted for 10% or more of contract revenues in the three fiscal years presented below:

	2006	2005	2004*

Customer A	23%	13%	23%
Customer B	15%	**	**
Customer C	10%	13%	11%

*	for comparability, 2004 combines the Predecessor and Successor periods

**	represents less than 10%

16.	Subsequent Events

In March 2007, the credit facility was amended to add a new acquisition term loan facility of $25 million and to add an “accordion facility” by which the revolving loan or term loans may be increased by up to $25 million at the discretion of the Company’s lenders.

On March 27, 2007, the Company adopted the Long Term Incentive Plan (“LTIP”), which provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights, (d) restricted stock awards, (e) restricted stock units, or (f) any combination of such awards. The LTIP became effective upon the closing of the transaction described below.

On April 9, 2007, the Company authorized a 2.23 for one reverse split of the common shares, to become effective upon the closing of the transaction described below.

On May 17, 2007, the Company completed the sale of 17,500,000 shares of its common stock and an additional 138,999 shares in an Over-Allotment offering (the “Transaction”). Immediately prior to the sale of the common stock, the Company’s certificate of incorporation was amended whereby all Class A common stock was converted into preferred stock and the Class B common stock was converted into common stock and each 2.23 outstanding shares of common stock was combined into one outstanding share of common stock. In connection with the Transaction, the Company entered into employment agreements and transaction bonus agreements with its executive officers and certain key employees. Under the agreements, the Company granted 26,426 shares of common stock, granted options to acquire 327,357 shares of common stock, and made cash payments totaling $2.2 million. On May 31, 2007, the Company sold an additional 3,310,197 shares of common stock. From the sale of its common stock in these transactions, the Company received net proceeds of approximately $261.5 million and used approximately $242.0 million to purchase and retire all of the outstanding preferred stock and 16,053,816 shares of common stock from our former principal stockholders.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
	(Unaudited)
	(In thousands, except share and per share information)

ASSETS
Current assets:
Cash and cash equivalents	$15,935	$18,561
Restricted cash	2,674	—
Accounts receivable:
Trade, net of allowance of $500 and $500, respectively	16,959	22,253
Retainage	6,672	4,514
Other	491	432
Inventory	545	526
Deferred tax asset	559	559
Costs and estimated earnings in excess of billings on uncompleted contracts	7,212	2,136
Prepaid expenses and other	948	217

Total current assets	51,995	49,198
Accounts receivable — long term retainage	—	1,306
Property and equipment, net	67,921	71,334
Goodwill	2,481	2,481
Other assets	741	753

Total assets	$123,138	$125,072

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$3,095	$5,810
Accounts payable:
Trade	4,333	6,099
Retainage	901	1,114
Related party	—	45
Accrued liabilities	10,515	10,632
Taxes payable	1,305	330
Billings in excess of costs and estimated earnings on uncompleted contracts	8,750	12,198

Total current liabilities	28,899	36,228

Long-term debt, less current portion	—	19,190
Deferred income taxes	14,908	15,934
Deferred revenue	454	481

Total liabilities	44,261	71,833

Commitments and contingencies

Stockholders’ equity:
Preferred stock — $0.01 par value, 35,000 shares authorized, 0 and 35,000 issued and outstanding, respectively, $1,000 per share liquidation preference	—	—
Common stock — $0.01 par value, 50,000,000 shares authorized, 37,619,140 and 16,730,942 shares issued	376	167
Treasury Stock, 16,053,816 and 100,897 shares at cost	(201,555)	(24)
Additional paid-in capital	256,357	34,963
Retained earnings	23,699	18,133

Total stockholders’ equity	78,877	53,239

Total liabilities and stockholders’ equity	$123,138	$125,072

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statements of Income

	Six Months	Six Months
	June 30,	June 30,
	2007	2006
	(Unaudited)	(Unaudited)
	(In thousands, except share and per share information)

Contract revenues	$89,772	$82,124
Costs of contract revenues	69,182	68,614

Gross profit	20,590	13,510
Selling, general and administrative expenses	11,368	5,440

	9,222	8,070

Other (income) expense
Interest expense, net	279	950
Other (income) expense	(20)	32

Other expense, net	259	982

Income before income taxes	8,963	7,088
Income tax expense	3,397	2,568

Net income	$5,566	$4,520

Net income	$5,566	$4,520
Preferred dividends	777	1,042

Earnings available to common shareholders	$4,789	$3,478

Basic earnings per share — Common	$0.28	$0.22
Diluted earnings per share — Common	$0.27	$0.21
Shares used to compute earnings per share:
Basic — Common	17,254,063	15,777,884
Diluted — Common	17,990,674	16,383,194

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statement of Stockholders’ Equity

							Additional
	Preferred Stock		Common Stock		Treasury Stock		Paid-In	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
	(In thousands, except share information)

Balance, January 1, 2007	35,000	$—	16,730,942	$167	(100,897)	$(24)	$34,963	$18,133	$53,239
Forfeited unvested restricted stock	—	—	—	—	(8,969)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	147	—	147
Liquidation of preferred stock stock	(35,000)	—	—	—	—	—	(40,431)	—	(40,431)
Exercise of stock options			22,422	—	—	—	48		48
Proceeds from sale of common stock, net			20,839,350	209	109,866	24	261,273	—	261,506
Redemption of common shares					(16,053,816)	(201,555)	—	—	(201,555)
Issuance of restricted stock	—	—	26,426	—	—	—	357	—	357
Net income	—	—	—	—	—	—	—	5,566	5,566

Balance, June 30, 2007	—	$—	37,619,140	$376	(16,053,816)	$(201,555)	$256,357	$23,699	$78,877

The accompanying notes are an integral part of this consolidated financial statement.

Orion Marine Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Six Months	Six Months
	June 30,	June 30,
	2007	2006
	(Unaudited)	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income	$5,566	$4,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,228	5,708
Deferred financing cost amortization	92	86
Non-cash interest expense	43	31
Deferred income taxes	(1,026)	(875)
Stock-based compensation	147	—
(Gain) loss on sale of property and equipment	(408)	38
Change in operating assets and liabilities:
Accounts receivable	4,383	10,366
Income tax receivable	—	—
Inventory	(19)	(20)
Prepaid expenses and other	(731)	6
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,076)	(57)
Accounts payable	(2,024)	(9,546)
Accrued liabilities	(2,791)	412
Income tax payable	975	—
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,448)	925
Deferred revenue	(27)	373

Net cash provided by operating activities	1,884	11,967

Cash flows from investing activities:
Proceeds from sale of property and equipment	1,534	228
Purchase of property and equipment	(3,941)	(4,806)

Net cash used in investing activities	(2,407)	(4,578)

Cash flows from financing activities:
Payments on long-term debt	(21,905)	(2,568)
Increase in loan costs	(123)	—
Issuance of restricted stock	357	—
Exercise of stock options	48	—
Proceeds from sale of stock	262,641	—
Redemption of common stock and liquidation of preferred stock	(243,121)	—

Net cash used in financing activities	(2,103)	(2,568)

Net change in cash and cash equivalents	(2,626)	4,821
Cash and cash equivalents at beginning of period	18,561	7,645

Cash and cash equivalents at end of period	$15,935	$12,466

Supplemental disclosures of cash flow information: cash paid during the period for:
Interest	$820	$1,218
Taxes	$3,864	$2,867

The accompanying notes are an integral part of these consolidated financial statements.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Six Months Ended June 30, 2007
(Dollars in 000’s, except for share and per share amounts and as otherwise indicated)

1.	Summary of Significant Accounting Policies

Principle of Consolidation and Basis of Presentation

Orion Marine Group, Inc., formerly Hunter Acquisition Corp. (“Orion”), and its wholly-owned subsidiaries Orion Administrative Services, Inc. (“OAS”), F. Miller Construction, LLC (“FMC”) and Orion Construction LP (“OLP”) and its wholly-owned subsidiaries, King Fisher Marine Service LP (“KFMS”) and Misener Marine Construction, Inc. (“Misener”), (collectively referred to as “the Company”), engage in heavy civil marine projects including marine transportation facilities; bridges and causeways; marine pipelines; mechanical and hydraulic dredging; and specialty projects. Orion is headquartered in Houston, Texas and performs services primarily in the continental United States, Latin America, and the Caribbean basin.

On May 17, 2007, the Company completed the sale of 17,638,999 shares of its common stock and on May 31, 2007 the Company completed the sale of a further 3,310,197 shares of its common stock in an over allotment (collectively, the “Transaction’’). See Note 15 to the Consolidated Financial Statements for further discussion of the Transaction. On April 9, 2007, the Company authorized a 2.23 for one reverse split of its then Class B common shares, which became effective upon the closing of the Transaction, when all of its then Class A shares were redeemed and retired, with the result that the Company’s certificate of incorporation was modified to change Class A shares to preferred and Class B shares to common.. All references to the number of shares and per share amounts in the consolidated financial statements have adjusted retroactively for all periods presented to reflect the common share stock split.

The consolidated financial statements include the accounts of Orion and its direct and indirect wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments considered necessary for a fair and comparable statement of the Company’s financial position, results of operations and cash flows for the periods presented have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Management must apply significant judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management’s understanding of the business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are estimates of expected costs to complete construction projects, the collectibility of contract receivables and claims, the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets, the amortization period of maintenance and repairs for dry-docking activity, estimates for the number and magnitude of self-insurance reserves needed for potential medical claims and Jones Act obligations, judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. The Company reviews all significant estimates on a recurring basis and records the effect of any necessary adjustments prior to publication of its financial statements. Adjustments made with respect to the use of estimates relate to improved

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

information not previously available. Because of the inherent uncertainties in this process, actual results could differ from these estimates.

Revenue Recognition

The Company records revenue on construction contracts for financial statement purposes on the percentage-of-completion method, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. The Company follows the guidance of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, Accounting for Performance of Construction — Type and Certain Production — Type Contracts, for its accounting policy relating to the use of the percentage-of-completion method, estimated costs and claim recognition for construction contracts. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. Contract costs include all direct costs, such as material and labor, and those indirect costs related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Unapproved claims are recognized only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. The Company records revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and includes no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs incurred prior to the award of a contract are expensed immediately if the Company is not successful in obtaining the contract.

The current asset “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed, which management believes will be billed and collected within one year of the completion of the contract. The liability “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Risk Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents and accounts receivable.

The Company’s primary customers are governmental agencies in the United States. The Company depends on its ability to continue to obtain federal, state and local governmental contracts, and indirectly, on the amount of funding available to these agencies for new and current governmental projects. Therefore, the Company’s operations can be influenced by the level and timing of government funding.

At June 30, 2007 and December 31, 2006, 22.6% and 13% of accounts receivable were due from one and one customers, respectively. Two customers in each of the six months ended June 30, 2007 and 2006 represented more than 10% of revenues. In the six months ended June 30, 2007 and 2006, these customers generated revenues that accounted for 31.3% and 42.1% of total revenues, respectively.

A significant portion of accounts receivable are due from federal, state or local governmental agencies in the United States.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table represents concentrations of receivables (trade and retainage) at June 30, 2007 and December 31, 2006:

	A/R	%

June 30, 2007:
Federal Government	$1,942	8%
State Governments	1,755	7
Local Municipalities	9,556	41
Private Companies	10,377	44

	$23,631	100%

December 31, 2006
Federal Government	$1,880	7%
State Governments	1,647	6
Local Municipalities	13,426	48
Private Companies	11,120	39

	$28,073	100%

The following table represents concentrations of revenue for the six months ended June 30, 2007 and 2006:

	Revenue	%

Six months ended June 30, 2007:
Federal Government	$15,469	17%
State Governments	7,133	8
Local Municipalities	31,253	35
Private Companies	35,917	40

	$89,772	100%

Six months ended June 30, 2006:
Federal Government	$21,673	26%
State Governments	17,657	22
Local Municipalities	21,034	26
Private Companies	21,760	26

	$82,124	100%

Accounts Receivable

Accounts receivable are stated at the historical carrying value, less write-offs and allowances for doubtful accounts. The Company has significant investments in billed and unbilled receivables as of June 30, 2007 and December 31, 2006. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Revenue associated with these billings is recorded net of any sales tax, if applicable. In establishing an allowance for doubtful accounts, the Company evaluates its contract receivables and costs in excess of billings and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off uncollectible accounts receivable against the

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

allowance for doubtful accounts if it is determined that the amounts will not be collected or if a settlement is reached for an amount that is less than the carrying value. As of June 30, 2007 and December 31, 2006, the Company had an allowance for doubtful accounts of $0.5 million and $0.5 million, respectively.

The Company negotiates change orders and unapproved claims with its customers. In particular, unsuccessful negotiations of unapproved claims could result in the settlement or collection of a receivable at an amount that is less than its carrying value, which would result in the recording of a loss. Successful claims negotiations could result in the recovery of previously recorded losses. Significant losses on receivables would adversely affect our financial position, results of operations and our overall liquidity.

Inventory

Inventory consists of parts and small equipment held for use in the ordinary course of business and is valued at the lower of cost or market using historical average cost. Where shipping and handling costs are incurred by us, these charges are included in inventory and charged to cost of contract revenue upon use.

Income Taxes

The Company records income taxes based upon SFAS No. 109, Accounting for Income Taxes, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. The Company must make significant assumptions, judgments and estimates to determine its current provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and the Company’s interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that the Company does not expect to realize. Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting the Company’s financial position and results of operations. The Company computes deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48), which it adopted on January 1, 2007. The implementation of FIN 48 required the Company to make subjective assumptions and judgments regarding income tax exposure. Interpretations of and guidance surrounding income tax laws and regulations change over time, and these may change the Company’s subjective assumptions, which in turn, affect amounts recognized in the condensed consolidated balance sheets and statements of income. Adoption of FIN 48 is described more fully in Note 7.

Property and Equipment

Property and equipment are recorded at cost. Ordinary maintenance and repairs that do not improve or extend the useful life of the asset are expensed as incurred. Major renewals and betterments of equipment are capitalized and depreciated generally over 3 to 7 years, until the next scheduled major maintenance.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Automobiles and trucks	3 to 5 years
Building and improvements	5 to 30 years
Construction equipment	3 to 15 years
Vessels and dredges	1 to 15 years
Office equipment	1 to 5 years

Dry docking activities and costs are capitalized and amortized on the straight-line method over a period ranging from 3 to 15 years until the next scheduled dry-docking. Dry-docking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization related to dry-docking activities is included as a component of depreciation. These activities and the related amortization periods are periodically reviewed to determine if the estimates are accurate.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value, less the costs to sell, and are no longer depreciated. No property and equipment were held for sale at June 30, 2007 and December 31, 2006.

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is tested for impairment on an annual basis in the fourth quarter of each year. Additionally, goodwill will be tested in the interim if events and circumstances indicate that goodwill may be impaired. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. There have been no indications of any events or circumstances that indicate that goodwill has been impaired since the last annual impairment test.

Fair Values of Financial Instruments

At June 30, 2007 and December 31, 2006, the carrying amounts of the Company’s cash and cash equivalents, receivables, and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company’s floating-rate debt approximated its fair value at June 30, 2007 and December 31, 2006; as such, instruments bear short-term, market-based interest rates.

Debt Issuance Costs

Debt issuance costs paid in connection with new loan facilities are included in other assets and are amortized over the scheduled maturity of the debt. At June 30, 2007 and December 31, 2006, the Company had unamortized capitalized debt issuance costs of $0.7 million and $0.6 million, respectively, related to the credit agreement. Amortization expense was $92 for the six months ended June 30, 2007 and $86 for the six months ended June 30, 2006.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Self-Insurance

The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers’ compensation is provided through traditional policies, subject to a deductible. A portion of the Company’s workers’ compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The Company maintains two levels of excess loss insurance coverage, $20 million in excess of primary coverage and $10 million in excess of the $20 million, which excess loss coverage responds to all of the Company’s insurance policies other than a portion of its Workers’ Compensation coverage and employee health care insurance coverage. Our primary excess loss coverage responds to most of our policies when a primary limit of $1 million has been exhausted; provided that the primary limit for our Maritime Employer’s Liability Policy is $10 million and for our Watercraft Pollution Policy is $5 million.

Separately, the Company’s employee health care is provided through a trust, administered by a third party. The Company funds the trust based on current claims. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. The accruals are derived from actuarial studies, known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of the ultimate expected loss.

We believe such accruals to be appropriate. However, self-insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Therefore, if actual experience differs from the assumptions used in the actuarial valuation, adjustments to the reserve may be required and would be recorded in the period that the experience becomes known.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment. Among its provisions, SFAS No. 123(R) requires the Company to recognize compensation expense for equity awards over the vesting period based on their fair value at the date of grant. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards in accordance with Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company’s policy is to grant stock options at fair value on the date of grant. As the restricted stock grants do not require the recipients to pay for the stock, the Company has historically recognized compensation expense for the fair value at the date of grant over the vesting period. The fair value for the restricted stock grants is based on an independent third party appraisal performed close to the date of grant.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. See Note 13 to the Consolidated Financial Statements for further discussion of the Company’s stock-based compensation plan.

Recently Issued Accounting Pronouncements

The FASB issued SFAS No. 157, Fair Value Measurements, in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us January 1, 2008.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. We do not believe the adoption of this standard will have a material impact on our Consolidated Financial Statements. This standard will become effective for us January 1, 2008.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on January 1, 2007. Adoption of FIN 48 is described in more detail in Note 7, below.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Under this bulletin, registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006. Adoption of SAB 108 did not have a material impact on the our consolidated financial statements for all periods presented.

2.	Property and Equipment

The following is a summary of property and equipment at June 30, 2007 and December 31, 2006:

	Useful lives	June 30,	December 31,
	(Years)	2007	2006

Automobiles and trucks	3 to 5	$2,632	$2,956
Building and improvements	5 to 30	11,734	11,734
Construction equipment	3 to 15	74,265	74,282
Dredges and dredging equipment	1 to 15	23,844	23,444
Office equipment	1 to 5	845	796

		113,320	113,212
Less: accumulated depreciation		(53,539)	(48,596)

Net book value of depreciable assets		59,781	64,616
Construction in progress		2,911	1,489
Land		5,229	5,229

		$67,921	$71,334

For the six months ended June 30, 2007 and 2006, depreciation expense was $6.2 million and $5.7 million, respectively The assets of the Company are pledged as collateral for debt obligations in the amount of $3.1 million and $25.0 million at June 30, 2007 and December 31, 2006, respectively. The debt obligations mature in September 2010.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Contracts in Progress

Contracts in progress are as follows at June 30, 2007 and December 31, 2006:

	June 30,	December 31,
	2007	2006

Costs incurred on uncompleted contracts	$167,743	$180,421
Estimated earnings	38,269	43,975

	206,012	224,396
Less: Billings to date	(207,550)	(234,458)

	$(1,538)	$(10,062)

Included in the accompanying consolidated balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$7,212	$2,136
Billings in excess of costs and estimated earnings on uncompleted contracts	(8,750)	(12,198)

	$(1,538)	$(10,062)

Contract costs include all direct costs, such as material and labor, and those indirect costs related to contract performance such as payroll taxes and insurance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

4.	Accrued Liabilities

Accrued liabilities at June 30, 2007 and December 31, 2006 consisted of the following:

	June 30,	December 31,
	2007	2006

Accrued salaries, wages and benefits	$3,708	$7,028
Accrual for self-insurance liabilities	2,059	1,954
Accrued interest	41	21
Warranty reserve	61	61
Due to related party (see Note 15)	2,674	—
Other accrued expenses	1,972	1,568

	$10,515	$10,632

5.	Debt

On October 14, 2004, the Company entered into a credit agreement with several participating banks totaling $41.5 million. Principal payments are due quarterly beginning December 31, 2004 through maturity, September 30, 2010 as defined in the loan agreement. Interest is due quarterly for each prime rate loan at prime plus or minus a spread (prime minus 0.25% or 8.0% at June 30, 2007 and 7.5% at December 31, 2006) or at the end of each interest period for each LIBOR loan plus a spread (LIBOR plus 2.25% or 7.61% at June 30, 2007 and 7.63% at December 31, 2006), as defined in the loan agreement. The Credit Agreement also contains provisions requiring the Company to

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

maintain certain financial ratios and restricting the Company’s ability to incur indebtedness, create liens, and take certain other actions.

In March 2007, the credit facility was amended to add a new acquisition term loan facility of $25 million and to add an “accordion facility” by which the revolving loan or term loans may be increased by up to $25 million at the discretion of the Company’s lenders.

Upon the successful completion of the sale of its common stock as more fully described in Note 15, the Company prepaid all except $3.1 million of its credit facility. The Company incurred a prepayment penalty of $17 in connection with the prepayment.

The Company is subject to certain restrictive financial covenants under the agreement and the loans are secured by the Company’s accounts receivable, stock or ownership interests, property, and guarantees on a senior subordinated basis by all of the Company’s domestic subsidiaries. As of June 30, 2007, the Company was in compliance with all debt covenants.

In July 2007, the credit agreement was modified. See Note 16 for a description of the modification.

6.	Line of Credit

On October 14, 2004, the Company entered into a credit agreement with several participating banks. Under terms of a revolving credit agreement, the Company may borrow against a line of credit to a maximum of $8.5 million, subject to a borrowing base as defined by the agreements. Interest is payable at the prime rate plus or minus a spread (prime minus 0.5% or 7.75% at June 30, 2007 and 7.75% at December 31, 2006) or LIBOR plus a spread (LIBOR plus 2.0% or 7.36% at June 30, 2007 and 7.38% at December 31, 2006). The Company is subject to a monthly commitment fee on the unused portion of the revolving credit agreement at a rate of 0.20% of the unused balance.

Debt covenants are calculated on the consolidated financial statements of the Company, and the Company was in compliance with debt covenants at June 30, 2007.

Under the terms of the revolving credit agreement, the Company can obtain letters of credit. Any letters of credit issued under those terms reduce the amount that the Company can borrow against its line of credit. At June 30, 2007 and December 31, 2006, the Company had outstanding letters of credit of $0.6 million, thus reducing the balance available to the Company on the line of credit to $7.9 million in each period. The line of credit expires on September 30, 2010.

In July 2007, the credit agreement was modified. See Note 16 for a description of the modification.

7.	Income Taxes

The following table presents the 2007 and 2006 provisions for income taxes:

	Current	Deferred	Total

Six months ended June 30, 2007:
U.S. Federal	$4,073	$(1,026)	$3,047
State and local	350	—	350

	$4,423	$(1,026)	$3,397

Six months ended June 30, 2006:
U.S. Federal	$3,313	$(875)	$2,438
State and local	130	—	130

	$3,443	$(875)	$2,568

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company’s income tax provision reconciles to the provision at the statutory U.S. federal income tax rate as follows:

	Six Months	Six Months
	June 30,	June 30,
	2007	2006

Tax provision at statutory U.S. federal income tax rate	$3,047	$2,410
State income tax, net of federal income tax benefit	350	130
Other	—	28

Income tax provision	$3,397	$2,568

The Company’s deferred tax (assets) liabilities are as follows:

	June 30,	December 31,
	2007	2006

Net deferred tax (assets) liabilities:
Accrued liabilities	$(559)	$(559)
Depreciation and amortization	14,908	15,248
Other	—	686

Total net deferred tax liabilities:	$14,349	$15,375

As reported in the balance sheet:
Net current deferred tax assets	(559)	(559)
Net non-current deferred tax liabilities	14,908	15,934

Total net deferred tax liabilities:	$14,349	$15,375

In assessing the realizability of deferred tax assets at June 30, 2007, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets depends upon the generation of future taxable income during the periods in which these temporary differences become deductible. As of June 30, 2007, the Company believes that all of the deferred tax assets will be utilized and therefore has not recorded a valuation allowance.

Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore the Company’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made. Any accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, Accounting for Contingencies.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to federal tax examinations for years prior to 2000 and state income tax examinations for years prior to 2002. The Company’s policy is to recognize interest and penalties related to any unrecognized tax benefit as additional tax expenses. No interest or penalties have been accrued at

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2007. The Company believes it has appropriate and adequate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

The Company adopted FIN 48 effective January 1, 2007. Adoption did not result in an adjustment.

The Company does not believe that its uncertain tax positions will significantly change due to the settlement and expiration of statutes of limitations prior to June 30, 2008.

8.	Related Party Transaction

The Company had a management services agreement with one of its stockholders until the end of 2006. During the year ended December 31, 2006, the annual commitment under this agreement was $0.3 million. The agreement was amended in 2006, which eliminated the annual commitment under the agreement. The management fee expense is included in general and administrative expenses in the accompanying consolidated statement of income. During the six months ended June 30, 2006, a total of $150 was paid under the agreement. This agreement was terminated upon the closing of the Transaction, as more fully described in Note 15.

The Company rents and purchases various pieces of construction equipment from a related party. During the six months ended June 30, 2007 and 2006, related party rental expense was $292 and $294 respectively. During the six months ended June 30, 2006, $88 of assets were purchased from this related party. No assets were purchased from this related party in 2007.

9.	Commitments and Contingencies

Operating Leases

In July 2005, the Company executed a sale-leaseback transaction in which it sold an office building for $2.1 million and entered into a ten year lease agreement. The Company, at its option, can extend the lease for two additional five year terms. Scheduled increases in monthly rent are included in the lease agreement. The sale of the office building resulted in a gain of $0.6 million which has been deferred and amortized over the life of the lease. The Company recognized $27 during each of the six months ended June 30, 2007 and 2006, respectively. Rent expense under this agreement was $82 for each of the six months ended June 30, 2007 and 2006, respectively.

In 2005, the Company entered into a lease agreement for certain machinery and equipment under an operating lease agreement that expires in 2010. Rental expense under this lease for the six months ended June 30, 2007 and 2006 was $441 and $215, respectively.

Future minimum lease payments under non-cancelable operating leases as of June 30, 2007 are as follows:

Amount

Six months ending December 31, 2007	$561
Year ending December 31, 2008	1,104
Year ending December 31, 2009	635
Year ending December 31, 2010	208
Year ending December 31, 2011	173
Thereafter	629

$3,310

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Litigation

The Company is involved in various claims and lawsuits in the normal course of business. The ultimate outcome of these matters cannot presently be determined, but management believes the resolution of the matters will not have a material effect on the financial statements of the Company.

10.	Employee Benefits

All employees except the Associate Divers and Associate Tugmasters are eligible to participate in the Company’s 401(k) Retirement Plan after completing six months of service. Each participant may contribute between 1% and 80% of eligible compensation on a pretax basis, up to the annual IRS limit. The Company matches 100% on the first 2% of eligible compensation contributed to the Plan and 50% on the next 2% of eligible compensation contributed to the Plan. Participants’ contributions are fully vested at all times. Employer matching contributions vest over a four-year period. At its discretion, the Company may make additional matching and profit-sharing contributions. During the six months year ended June 30, 2007 and 2006, the Company contributed $387 and $261, respectively, to the plan.

11.	Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding and the effect of all dilutive common stock equivalents during each period using the treasury stock method. At June 30, 2007, 354,261 shares were excluded from the computation as these were anti-dilutive. No shares were excluded at June 30, 2006. On April 9, 2007, the Company authorized a 2.23 for one reverse split of the then Class B common shares, which became effective upon the closing of the Transaction at which time the Company’s certificate of incorporation was modified such that Class A shares were converted into preferred and Class B shares were converted into common shares.. In accordance with SFAS No. 128, Earnings Per Share, the computations of basic and diluted earnings per share have been adjusted retroactively for all periods presented to reflect the common stock split.

In May 2007, all outstanding preferred (Class A) dividends were paid in full and these shares were redeemed and retired.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

	Six Months	Six Months
	June 30,	June 30,
	2007	2006

Basic EPS computation:
Numerator:
Net Income	$5,566	$4,520
Preferred dividends(1)	777	1,042

Earnings available to common shareholders	4,789	3,478

Denominator:
Total common shares — basic	17,254,063	15,777,884
Basic EPS(2)	$0.28	$0.22
Diluted EPS computation:
Numerator:
Earnings available to common shareholders	$4,789	$3,478
Denominator:
Common shares	17,254,063	15,777,884
Common share equivalents	736,611	605,310

Total common shares — diluted	17,990,674	16,383,194

Diluted EPS	$0.27	$0.21

(1)	Upon any liquidation of the Company, holders of preferred shares would have received a liquidation preference of $1,000 per share, plus 6% cumulative dividends per year. Holders were not entitled to additional payment or distribution of the earnings, assets or surplus funds of the Company upon liquidation. The shares were converted into preferred stock, redeemed and retired in May 2007. See Note 15.

(2)	Unvested shares of restricted stock are not included in this computation.

12.	Acquisition

On September 13, 2006, the Company acquired substantially all of the operations of F. Miller and Sons, LLC, including its cash and accounts receivable, the majority of its equipment fleet, its outstanding contracts and the right to the name F. Miller and Sons for a total purchase price of $4.1 million (including acquisition costs).

Under the purchase method of accounting, the total purchase price was allocated to the acquired tangible and intangible assets and the assumed liabilities based upon their estimated fair value at the date of acquisition. The following represents the allocation of the purchase price to the assets acquired and liabilities assumed:

Cash	$3,606
Accounts receivable	2,121
Cost and profits in excess of billings	905
Fixed assets	1,484
Billings in excess of cost and profits	(1,144)
Liabilities assumed	(2,872)

$4,100

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Pro forma revenues and net income are not presented as if the acquisition occurred as of January 1, 2006 as the effect on the Company’s results of operations for the six months ended June 30, 2006 is not material.

13.	Stock-Based Compensation

In February 2005, the board of directors approved the 2005 Stock Incentive Plan (“2005 Plan”) which reserves up to 4.0 million shares of common stock for issuance to employees, consultants and directors. The 2005 Plan consisted of two components: restricted stock and stock options. Restricted stock and stock options are granted at the estimated fair value on the date of grant and become exercisable over a vesting period determined by the board of directors. Option terms are specified at each grant date, but are generally 10 years.

On March 27, 2007, the Company adopted the Long Term Incentive Plan (“LTIP”), which provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights, (d) restricted stock awards, (e) restricted stock units, or (f) any combination of such awards. The LTIP became effective upon the closing of the Transaction and reserved up to 2.0 million shares for issuance to employees and consultants.

Restricted Stock

In 2005, the Company issued 1,035,874 shares of restricted stock under the 2005 Plan. Of these awards, 17,937 shares vested immediately and the remaining shares vest 20% in the first year and at a rate of 1/60 of total shares at each month of continuous services thereafter. The effect on the December 31, 2005 balance sheet was to reduce Paid-in Capital by $24 and increase Common Stock by $24. In 2006, the Company exercised its option to repurchase 100,897 shares of restricted stock from individuals whose employment with the Company had terminated.

As part of the Transaction more fully described in Note 15, vesting was accelerated on 213,004 shares of restricted stock which were then sold in the May common stock offering. Vesting was also accelerated on an additional 227,206 shares of restricted stock which had been granted to certain executives as part of the May common stock offering. In May 2007, 26,426 shares of fully vested stock were granted to certain employees of the Company upon completion of the Transaction.

The following table summarizes the restricted stock activity under the 2005 Plan:

		Weighted Average	Weighted Average	Aggregate
	Number of	Fair Value	Remaining Vesting	Intrinsic Term
Restricted Stock	Shares	Per Share	(Years)	Value

Nonvested at December 31, 2005	1,017,937	$0.02
Granted	—	—
Vested	312,332	0.02
Forfeited/repurchased shares	(100,897)	0.02

Nonvested at December 31, 2006	604,708	$0.02
Granted	26,426	$13.50
Vested	499,064	0.74
Forfeited/repurchased shares	(8,969)	0.02

Nonvested at June 30, 2007	123,101	$0.02	2.7	$1,659
Vested at June 30, 2007 and expected to vest	613,665	$0.60	2.7	$7,915

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Stock Options

In 2006, the Company issued 443,946 options under the 2005 Plan. The shares vest 20% in the first year and at a rate of 1/60 of total shares at each month of continuous service thereafter. Under FAS 123(R), the estimated fair value of these options on the date of grant was $0.4 million. As part of the Transaction in May 2007, 89,686 options were forfeited, 22,422 were exercised and vesting was accelerated on 165,078 options, for additional compensation costs of $140. During the six months ended June 30, 2007, the Company recorded $147 in expense related to these options.

The following table summarizes the stock option activity under the 2005 Plan:

		Weighted Average	Weighted Average	Aggregate
	Number of	Exercise Price	Contractual Life	Intrinsic
Stock Options	Shares	Per Share	(Years)	Value

Outstanding at December 31, 2005	—	$—
Granted	443,946	1.96
Exercised	—
Forfeited/repurchased shares	—	—

Outstanding at December 31, 2006	443,946	$1.96
Granted	327,357	$13.50
Exercised	(22,422)	$1.96
Forfeited/repurchased shares	(89,686)	—

Outstanding at June 30, 2007	659,195	$7.69	9.49	$3,829
Vested at June 30, 2007 and expected to vest	646,011	$1.96	9.49	$3,752
Exercisable at June 30, 2007	242,451	$1.96	9.49	$2,797

The fair value of options granted in 2006 was estimated on the date of grant at $0.85 (as adjusted for the 2.23 reverse split in April 2007) using the Black-Scholes-Merton pricing model and using the following assumptions: a 6.5 year average life, 4.7 percent risk-free interest rate, zero percent expected dividend yield and 32 percent volatility. The expected term represented the period which the Company’s stock based awards were expected to be outstanding and was calculated using the simplified method. The risk free interest rate is based upon the grant-date implied yield on US Treasury zero-coupon issues with equivalent remaining terms. Volatility was calculated using a weighted average of similar public entities within the Company’s industry. No dividends were assumed as the Company does not anticipate paying dividends in the future.

The fair value of the options granted in 2007 was estimated on the date of grant at $5.43 using the Black-Scholes-Merton pricing model with the following assumptions: a 6 year average life, 4.62% risk-free interest rate, and 32% volatility.

As of June 30, 2007, there was $1.9 million of unrecognized compensation cost, net of estimated forfeitures, related to the company’s non-vested stock options, which is expected to be recognized over a weighted average period of 3.34 years.

14.	Stockholders’ Equity

Common Stock

Prior to May 2007, the Company had a capital structure consisting of Class A and Class B Common stock. The Class A stock was entitled to receive cumulative dividends at the annual rate of 6 percent of the original issue price. On May 17, 2007, the Company converted all Class A stock into preferred, redeemed all Class A stock and paid all outstanding dividends totaling $5.4 million. Upon redemption the preferred stock was retired. The Class B common

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

stock was converted into common stock and was subject to a 1 for 2.23 exchange of outstanding shares. The Company has authorized 50,000,000 shares for issuance of which 21,565,324 have been issued. Common stockholders are entitled to vote and to receive dividends if declared.

Treasury Stock

During 2006, the Company repurchased 100,897 common shares that had been granted under the 2005 Plan according to the terms of the plan. The Company hired a third party consultant to provide a fair value of the common shares, which the Company used to value the repurchased shares. During the three months ended March 31, 2007, the Company acquired 8,969 restricted shares that were forfeited under the 2005 plan. The 109,866 shares in treasury were issued as part of the Transaction completed in May 2007. The Company’s board of directors resolved in July 2007 to retire the 16,053,816 shares redeemed in the May Transaction.

15. Private Placement Offering — the “Transaction”

On May 17, 2007, the Company completed the sale of 17,500,000 shares of its common stock and an additional 138,999 shares in an Over-Allotment offering. Immediately prior to the sale of the common stock, the Company’s certificate of incorporation was amended whereby all Class A common stock was converted into preferred stock and the Class B common stock was converted into common stock and each 2.23 outstanding shares of common stock was combined into one outstanding share of common stock. In connection with the Transaction, the Company entered into employment agreements and transaction bonus agreements with its executive officers and certain key employees. Under the agreements, the Company granted 26,426 shares of common stock, granted options to acquire 327,357 shares of common stock, and made cash payments totaling up to $2.2 million. On May 31, 2007, the Company sold an additional 3,310,197 shares of common stock. From the sale of its common stock in these transactions, the Company received net proceeds of approximately $261.5 million and used approximately $242.0 million to purchase and retire all of the outstanding preferred stock and 16,053,816 shares of common stock from our former principal stockholders.

Pursuant to an agreement entered into at the end of March 2007, a related party who participated in the Transaction agreed to accelerate the vesting of his restricted stock and forfeit unvested stock options. The agreement also provided that these shares would be redeemed in the Transaction but that the Company would hold the proceeds until the end of the term of his employment agreement (July 31, 2007). The restricted cash on the balance sheet represents the funds due this related party at the end of July.

16.	Enterprise Wide Disclosures

The Company is a heavy civil contractor specializing in marine construction. The Company operates as a single segment, as each project has similar characteristics, includes similar services, has similar types of customers and is subject to the same regulatory environment. The Company organizes and evaluates its financial information around each project when making operating decisions and assessing its overall performance.

The Company’s primary customers are governmental agencies in the United States. The following table represents concentrations of revenue for the six months ended June 30, 2007 and June 30, 2006.

	2007	%	2006	%

Federal	$15,469	17%	21,673	26%
State	7,133	8%	17,657	22%
Local	31,253	35%	21,034	26%
Private	35,917	40%	21,760	26%

	$89,772	100%	$82,124	100%

The Company’s long-lived assets are substantially located in the United States.

Orion Marine Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Significant Customers

The following customers accounted for 10% or more of contract revenues in the six months ended June 30, 2007 and 2006

	2007	2006

Customer A	16.0%	26.0%
Customer B	15.3%	*
Customer C	*	16.1%

*	represents less than 10% of revenues

17.	Subsequent Event

On July 10, 2007, the Company restated its credit agreement with its existing lenders. Debt under the new credit facility includes the balance of the old credit facility of $3.1 million, which will be repaid in three installments through March 2008. In addition, the Company may borrow up to $25 million under an acquisition term loan facility and up to $8.5 million under a revolving line of credit. At the discretion of the Company’s lenders, either the acquisition term loan facility or the revolving line of credit may be increased by $25 million. The revolving line of credit is subject to a borrowing base and availability on the revolving line of credit is reduced by any outstanding letters of credit. As of August 1, 2007, no amounts had been drawn under the acquisition term loan facility or the revolving line of credit. All provisions under the credit facility mature on September 30, 2010.

For each prime rate loan drawn under the credit facility, interest is due quarterly at the then prime rate minus a margin that is adjusted quarterly based on total leverage ratios, as applicable. For each LIBOR loan, interest is due at the end of each interest period at a rate of the then LIBOR rate for such period plus the LIBOR margin based on total leverage ratios, as applicable.

The credit facility requires the Company to maintain certain financial ratios and places other restrictions on the Company as to its ability to incur additional debt, pay dividends, advance loans and other actions. The credit facility is secured by the accounts, accounts receivable, inventory, equipment and other assets of the Company and its subsidiaries.

(IMAGE)

Until          , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition, to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

20,949,196 Shares
of
Common Stock

PROSPECTUS

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount to be Paid

SEC Registration Fee		$8,683
Nasdaq Global Market Listing Fee	$	*
FINRA Filing Fee		$28,781.00
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent and Registrar Fees	$	*
Miscellaneous	$	*

TOTAL	$

*	To be provided by subsequent amendment.

Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

•	for any transaction from which the director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of director’s liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.

We have entered into separate indemnification agreements with our directors that provide our directors and any partnership, corporation, trust or other entity of which such director is or was a partner, stockholder, trustee, director, officer, employee or agent (“Indemnitees”), with additional indemnification and related rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage. The indemnification agreements require us, among other things, to indemnify the Indemnitees against liabilities that may arise by reason of the directors’ acts or omissions while providing service to us, other than liabilities arising from acts or omissions (a) regarding enforcement of the indemnification agreement, if not taken in good faith, (b) relating to the purchase and sale by an Indemnitee of securities in violation of Section 16(b) of the Exchange Act, (c) subject to certain exceptions, in the event of claims initiated or brought voluntarily by an Indemnitee, not by way of defense, counterclaim or cross claim or (d) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that an Indemnitee shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that such Indemnitee is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying an Indemnitee if an independent reviewing party (a party not involved in the pending claim) determines that such Indemnitee is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that such Indemnitee is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors.

We obtained directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation.

These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

In the last three years, we have sold and issued the following unregistered securities:

1. On May 31, 2007, we consummated the 2007 Private Placement in which we issued and sold 20,949,196 shares of our common stock for an aggregate price of $282,814,146 with Friedman, Billings, Ramsey & Co., Inc. acting as initial purchaser and placement agent. A portion of the 2007 Private Placement shares were sold directly by us to “accredited investors” (as defined by Rule 501(a) under the Securities Act) pursuant to an exemption from registration provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The remainder of the shares were sold to the initial purchaser who resold the shares to persons it reasonably believed were “qualified institutional buyers” (as defined by Rule 144A under the Securities Act) or to non-U.S. persons (as defined under Regulation S of the Securities Act). Detailed questionnaires were obtained from our investors in which each investor was required to provide certain information, and representations and warranties, that they met the requirements of being an exempt investor. The initial purchaser represented to us in the Purchase/Placement Agreement that it conducted the offering in compliance with particular requirements of Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. We also relied on their controls and procedures to ensure that only the appropriate exempt classes of investors were involved in the 2007 Private Placement. For its role as initial purchaser and placement agent, Friedman, Billings, Ramsey & Co., Inc. received a discount equal to seven percent (7%) of the aggregate consideration, or $0.945 per share.

Pursuant to the 2007 Private Placement, we received net proceeds of approximately $261.5 million (after the initial purchaser’s discount and placement fees). We used approximately $242.0 million of the net proceeds to purchase and retire all of our outstanding preferred stock and 16,053,816 shares of our common stock from our former principal stockholders. The remaining net proceeds of approximately $19.5 million are being used for working capital and general corporate purposes. As a result of our sale of 20,949,196 shares, and our repurchase of 16,053,816 shares, the 2007 Private Placement increased the number of our outstanding shares by 4,895,380.

2. On May 17, 2007, we granted 26,426 shares of common stock and options to purchase 327,357 shares of common stock to certain employees pursuant to our 2007 Long Term Incentive Plan. The issuance of these options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

3. On May 22, 2007, we granted options to purchase 26,904 shares of common stock to certain directors pursuant to our 2007 Long Term Incentive Plan. The issuance of these options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

3	.1†	Amended and Restated Certificate of Incorporation of Orion Marine Group, Inc.
3	.2†	Amended and Restated Bylaws of Orion Marine Group, Inc.
4	.1†	Registration Rights Agreement between Friedman, Billings, Ramsey & Co., Inc. and Orion Marine Group, Inc. dated May 17, 2007
5	.1*	Opinion of Vinson & Elkins LLP
10	.1†	Loan Agreement, dated as of July 10, 2007, between Orion Marine Group, Inc. and Amegy Bank National Association
10	.2†	Purchase/Placement Agreement dated May 9, 2007 between Orion Marine Group, Inc. and Friedman, Billings, Ramsey & Co., Inc.
10	.3†	Amended & Restated Redemption Agreement dated May 7, 2007
10	.4†	Lease dated September 13, 2006, by and between F. Miller Construction, LLC and Joe T. Miller Sr.
10	.5†	Lease dated September 28, 2006, by and between Southpoint Square I, Ltd. and Misener Marine Construction, Inc.
10	.6†	Lease dated June 23, 1997, by and between the City of Port Lavaca, Texas and King Fisher Marine Service, Inc.
10	.7†	Land Sublease Agreement dated May 1, 2007, by and between Signet Maritime Corporation and Orion Construction, L.P.
10	.8†	2005 Stock Incentive Plan
10	.9†	Form of Stock Option Agreement Under the 2005 Stock Incentive Plan & Notice of Grant of Stock Option
10	.10†	Form of Restricted Stock Agreement Under the 2005 Stock Incentive Plan & Notice of Grant of Restricted Stock
10	.11†	Orion Marine Group, Inc. Long Term Incentive Plan
10	.12†	Form of Stock Option Agreement Under the 2007 Long Term Incentive Plan
10	.13†	Form of Restricted Stock Agreement and Notice of Grant of Restricted Stock
10	.14†	Executive Incentive Plan Document Fiscal Year 2007
10	.15†	Subsidiary Incentive Plan
10	.16†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and J. Michael Pearson
10	.17†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Mark Stauffer
10	.18†	Employment Agreement , dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Elliott Kennedy
10	.19†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Jim Rose
10	.20†	Employment Agreement, dated as of August 13, 2007, by and between Orion Marine Group, Inc. and J. Cabell Acree, III
10	.21*	Lease agreement dated May 18, 2007, by and between Lazzara Leasing, LLC and Misener Marine Construction, Inc.
21	.1†	List of Subsidiaries
23	.1*	Consent of Grant Thornton
24	.1†	Power of Attorney (included on signature page of this filing)

*	Filed herewith.

[†	Previously filed.]

(b)	Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant is the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of October, 2007.

ORION MARINE GROUP, INC.
(Registrant)

By:	/s/ J. Michael Pearson
Name: J. Michael Pearson

Title:	President and Chief Executive Officer

Signature	Title	Date

/s/ J. Michael Pearson J. Michael Pearson	President and Chief Executive Officer (Principal Executive Officer)	October 2, 2007

/s/ Mark Stauffer* Mark Stauffer	Secretary and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 2, 2007

/s/ Richard L. Daerr, Jr.* Richard L. Daerr, Jr.	Chairman of the Board	October 2, 2007

/s/ Thomas N. Amonett* Thomas N. Amonett	Director	October 2, 2007

/s/ Austin J. Shanfelter* Austin J. Shanfelter	Director	October 2, 2007

/s/ Gene Stoever* Gene Stoever	Director	October 2, 2007

*By:	/s/ J. Michael Pearson
J. Michael Pearson
Attorney-in-Fact

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Orion Marine Group, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Orion Marine Group, Inc. and subsidiaries referred to in our report dated August 20, 2007, which is included in the Prospectus constituting Part I of this Registration Statement. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Houston, Texas
August 20, 2007

ORION MARINE GROUP, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at the	Charged to		Balance at the
	Beginning of	Revenue, Cost,		End of
Description	the Period	or Expenses	Deductions	the Period
(In thousands)

Year ended December 31, 2004:
Provision for Doubtful Accounts	$—	$—	$—	$—
Year ended December 31, 2005:
Provision for Doubtful Accounts	$—	$—	$—	$—
Year ended December 31, 2006:
Provision for Doubtful Accounts	$—	$500	$—	$500
Six Months ended June 30, 2007:
Provision for Doubtful Accounts	$500	$—	$—	$500

EXHIBIT INDEX

Exhibit
Number		Description

3	.1†	Amended and Restated Certificate of Incorporation of Orion Marine Group, Inc.
3	.2†	Amended and Restated Bylaws of Orion Marine Group, Inc.
4	.1†	Registration Rights Agreement between Friedman, Billings, Ramsey & Co., Inc. and Orion Marine Group, Inc. dated May 17, 2007
5	.1*	Opinion of Vinson & Elkins LLP
10	.1†	Loan Agreement, dated as of July 10, 2007, between Orion Marine Group, Inc. and Amegy Bank National Association
10	.2†	Purchase/Placement Agreement dated May 9, 2007 between Orion Marine Group, Inc. and Friedman, Billings, Ramsey & Co., Inc.
10	.3†	Amended & Restated Redemption Agreement dated May 7, 2007
10	.4†	Lease dated September 13, 2006, by and between F. Miller Construction, LLC and Joe T. Miller Sr.
10	.5†	Lease dated September 28, 2006, by and between Southpoint Square I, Ltd. and Misener Marine Construction, Inc.
10	.6†	Lease dated June 23, 1997, by and between the City of Port Lavaca, Texas and King Fisher Marine Service, Inc.
10	.7†	Land Sublease Agreement dated May 1, 2007, by and between Signet Maritime Corporation and Orion Construction, L.P.
10	.8†	2005 Stock Incentive Plan
10	.9†	Form of Stock Option Agreement Under the 2005 Stock Incentive Plan & Notice of Grant of Stock Option
10	.10†	Form of Restricted Stock Agreement Under the 2005 Stock Incentive Plan & Notice of Grant of Restricted Stock
10	.11†	Orion Marine Group, Inc. Long Term Incentive Plan
10	.12†	Form of Stock Option Agreement Under the 2007 Long Term Incentive Plan
10	.13†	Form of Restricted Stock Agreement and Notice of Grant of Restricted Stock
10	.14†	Executive Incentive Plan Document Fiscal Year 2007
10	.15†	Subsidiary Incentive Plan
10	.16†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and J. Michael Pearson
10	.17†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Mark Stauffer
10	.18†	Employment Agreement , dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Elliott Kennedy
10	.19†	Employment Agreement, dated as of April 2, 2007, by and between Orion Marine Group, Inc. and Jim Rose
10	.20†	Employment Agreement, dated as of August 13, 2007, by and between Orion Marine Group, Inc. and J. Cabell Acree, III
10	.21*	Lease Agreement dated May 18, 2007, by and between Lazzara Leasing, LLC and Misener Marine Construction, Inc.
21	.1†	List of Subsidiaries
23	.1*	Consent of Grant Thornton
24	.1†	Power of Attorney (included on signature page of this filing)

*	Filed herewith.

†	Previously filed